                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-72195

                     1,800,000 American Depositary Shares

                                [INFOSYS LOGO]

                      Representing 900,000 Equity Shares

  Each American Depositary Share ("ADS") offered hereby (the "Offering") represents one-half of one Equity Share, par value Rs.10 per share, of Infosys Technologies Limited, a public company with limited liability incorporated in the Republic of India ("Infosys" or the "Company"). The ADSs are evidenced by American Depositary Receipts ("ADRs"). See "Description of Equity Shares" and "Description of American Depositary Shares."

  All of the ADSs offered hereby are being sold by the Company. The Company's Equity Shares are traded in India on the Stock Exchange, Mumbai, the Bangalore Stock Exchange and the National Stock Exchange (collectively, the "Indian Stock Exchanges"). On March 10, 1999, the last reported sale price per Equity Share was $74.35 (as adjusted to reflect a 2-for-1 stock split declared by the Company on December 20, 1998, with a record date of March 5, 1999) on the Stock Exchange, Mumbai, equivalent to a price of $37.18 per ADS, assuming an exchange rate of Rs.42.50 per dollar. See "Price Range of Equity Shares" and "Exchange Rates." Prior to the Offering, there has been no public market for the ADSs or the Equity Shares of the Company in the United States. See "Underwriting" for a discussion of the factors considered in determining the public offering price.

  The ADSs have been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "INFY."

  See "Risk Factors" commencing on page 10 for a discussion of certain factors that should be considered by prospective purchasers of the ADSs offered hereby.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A  CRIMINAL
          OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                         Price to     Underwriting   Proceeds to
                                          Public    Discount (1) (2) Company (2)
--------------------------------------------------------------------------------

Per American Depositary Share..........   $34.00         $1.68         $32.32
Total (3).............................. $61,200,000    $3,024,000    $58,176,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $1,750,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 270,000 additional ADSs solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $70,380,000, the Underwriting Discount will total $3,477,600 and the Proceeds to Company will total $66,902,400. See "Underwriting."

  The ADSs are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the ADRs evidencing the ADSs will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC, on or about March 16, 1999.

                               ----------------

NationsBanc Montgomery Securities LLC

            BancBoston Robertson Stephens

                                BT Alex. Brown

                                                     Thomas Weisel Partners LLC

                                March 10, 1999

                                [INFOSYS LOGO]

  A map of the world with India highlighted and brought to the foreground appears here. The map shows the locations of the Company's corporate headquarters, development centers and marketing offices. Pictures of two satellites, a notebook computer and computer keyboards appear in the background. A legend of the countries and cities where the Company's offices are located appears below the map.




                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE AMERICAN DEPOSITARY SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF AMERICAN DEPOSITARY SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

              CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

  In this Prospectus, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "$" are to the legal currency of the United States. For the convenience of the reader, this Prospectus contains translations of certain Indian rupee amounts into U.S. dollars which should not be construed as a representation that such Indian rupee or U.S. dollar amounts referred to herein could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rates stated below, or at all. Except as otherwise stated herein, all translations from Indian rupees to U.S. dollars contained in this Prospectus have been based on the noon buying rate in the City of New York for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the date stated. The Noon Buying Rate on March 10, 1999 was Rs.42.50 per $1.00. The exchange rates used herein for translations of Indian rupee amounts into U.S. dollars for convenience purposes differ from the actual rates used in the preparation of the Company's consolidated financial statements, and U.S. dollar amounts used in this Prospectus differ from the actual U.S. dollar amounts that were translated into Indian rupees in the preparation of such financial statements. Except as otherwise stated herein, all monetary amounts in this Prospectus are presented in U.S. dollars. For historical information regarding rates of exchange between Indian rupees and U.S. dollars, see "Exchange Rates."

  The Company's financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Prospectus, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. In this Prospectus, references to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

  In this Prospectus, unless the context otherwise requires, references to "Infosys" and the "Company" are to Infosys Technologies Limited. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India, and references to the "Government of India" are to the Government of the Republic of India. References to "Indian GAAP" are to Indian generally accepted accounting principles. Infosys is a registered Indian trademark of the Company. Yantra Corporation, a Delaware corporation ("Yantra"), in which the Company holds a minority interest, is considered a subsidiary of the Company for purposes of Indian GAAP. All other trademarks or trade names used in this Prospectus are the property of their respective owners.

                       ENFORCEMENT OF CIVIL LIABILITIES

  The Company is a limited liability company under the laws of the Republic of India. Substantially all of the Company's directors and executive officers (and certain experts named in this Prospectus) reside outside the United States, and a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States or to enforce against the Company or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

  India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. The Company has been advised by its Indian legal counsel, Crawford Bayley & Co., that in India the statutory basis for recognition of foreign judgments is found in Section 13 of the Indian Code of Civil Procedure 1908 (the "Civil Code") which provides that a foreign judgment shall be conclusive as to any matter directly adjudicated upon except: (i) where the judgment has not been pronounced by a court of competent jurisdiction; (ii) where the judgment has not been given on the merits of the case; (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;
(iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where the judgment has been obtained by fraud; or (vi) where the judgment sustains a claim founded on a breach of any law in force in India. Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a court in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. The United States has not been declared by the Government of India to be a reciprocating territory for purposes of Section 44A. Accordingly, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India (the "RBI") under the Foreign Exchange Regulation Act, 1973 ("FERA") to execute such a judgment or to repatriate any amount recovered. The Company has also been advised by its Indian counsel that a party may file suit in India against the Company, the directors or the executive officers as an original action predicated upon the provisions of the federal securities laws of the United States. To the Company's knowledge, no such suit has ever been brought in Indian courts.

                          REPORTS TO SECURITY HOLDERS

  Upon consummation of the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Securities and Exchange Commission (the "Commission"). In addition, the Company has agreed in the Underwriting Agreement relating to the Offering to submit to the Commission quarterly reports, which will include unaudited quarterly consolidated financial information, on Form 6-K for the first three quarters of each fiscal year and to file its annual report on Form 20-F within the time periods prescribed under Section 13 of the Exchange Act for the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K, respectively. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that make electronic filings with the Commission. As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

  The Company will furnish the Depositary referred to under "Description of American Depositary Shares" with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The Depositary has agreed with the Company that, upon the Company's request, it will promptly mail such reports to all registered holders of ADSs. The Company will also furnish to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. The Depositary will arrange for the mailing of such documents to record holders of ADSs. See "Description of American Depositary Shares" and "Additional Information."

                                    SUMMARY

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus makes certain assumptions. First, this Prospectus reflects the Company's 2-for-1 stock split by means of a stock dividend which the Company declared on December 20, 1998, with a record date of March 5, 1999. The Company's Equity Shares began trading on the Indian Stock Exchanges on a post-stock split basis as of February 20, 1999. Second, this Prospectus assumes that all stock purchase rights issued under the Company's Employees Stock Offer Plan have been exercised. Such exercises are scheduled to occur prior to the effective date of the Offering. Third, this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  The Company

  Infosys Technologies Limited ("Infosys" or the "Company"), one of India's leading information technology ("IT") services companies, utilizes an extensive non-U.S. based ("offshore") infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the Company has 11 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The Company's services, which may be offered on a fixed-price, fixed-time frame or time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers ("OSDCs") for certain clients. In each of its service offerings, the Company assumes full project management responsibility in order to strengthen client relationships, offer higher value-added services and enhance its profitability. In addition, the Company develops and markets certain Company-owned software products. As a result of its extensive network of offshore software development facilities, its quality systems, its disciplined processes and its significant investment in people, the Company has built a platform from which it has been able to achieve significant growth to date. The Company completed its initial public offering on the Bangalore Stock Exchange in 1993. From fiscal 1994 to fiscal 1998, the Company experienced compound annual revenue and net income growth rates of 63.6% and 46.8%, respectively, and grew from approximately 480 IT professionals to approximately 2,200.

  Through its worldwide sales headquarters in Fremont, California and 16 other sales offices located in the United States, Canada, the United Kingdom, Germany, Japan and India, the Company markets its services to large IT-intensive businesses. During the fiscal year ended March 31, 1998, the Company derived 82.3% of its revenues from North America, 9.0% from Europe and 2.6% from India. While the Company derives its revenues primarily from the United States, Infosys maintains a diversified client base, with its largest client representing 10.5% of fiscal 1998 revenues. As of December 31, 1998, the Company had approximately 130 clients. This diversified client base is comprised primarily of Fortune 500 companies and other multinational companies. Clients include Bell Atlantic Corporation, NCR Corporation, Nordstrom, Inc., Southern California Edison Company, Goldman, Sachs & Co., Northern Telecom Limited, Salomon S.A. and Toshiba Corporation. During fiscal 1998 and for the nine months ended December 31, 1998, these clients accounted for 34.8% and 28.7%, respectively, of the Company's revenues. As a result of its commitment to quality and client service, the Company enjoys a high level of repeat business. For fiscal 1997 and 1998, existing clients from the previous fiscal year generated approximately 82.3% and 83.1%, respectively, of the Company's revenues.

  The Company was incorporated in 1981 by seven founders who shared a vision to build a world class IT services organization based upon the principles of leadership, innovation and integrity. Six of these original founders have remained with the Company and, together with other members of the Company's management council, have pursued their vision by focusing on the following key strategies:

  . Pursue World Class Operating Model. Management believes that one of the most critical factors to the Company's success has been its commitment to pursue the highest quality standards in all aspects of its business. In its services and operations, the Company achieves quality through rigorous adherence to highly evolved processes, having been certified under ISO 9001 and TickIT. In addition, the Company has been measured against the Capability Maturity Model, a software specific total quality management model that was developed by the Software Engineering Institute of Carnegie Mellon University (the "Capability Maturity Model") and defines five levels of process maturity for a software organization. Infosys has been certified at Level 4, a level achieved by only 2% of the more than 1,000 software companies tested under the Capability Maturity Model. Similarly, Infosys also adheres to high quality standards in its investor relations. For example, the Company was one of the first public Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly audited Indian financial statements in fiscal 1998. In recognition of its efforts, the Company was voted "Best Managed Company" in India by Asiamoney in each of the last two years, was selected as the "Company of the Year" by The Economic Times Awards for Corporate Excellence and was awarded the Silver Shield in each of the last three years by the Institute of Chartered Accountants of India as the Indian company with the best presentation of financial statements by a non-financial company.

  . Invest Heavily in Human Resources. The Company invests heavily in its personnel by adopting progressive employee-oriented practices, fostering a collegial atmosphere and informal culture, offering challenging assignments and ongoing training and providing one of the first stock option plans adopted by a public Indian company. As a result, management believes the Company has become one of the most sought after employers for Indian engineering graduates and that its attrition rate is significantly below the industry average. As evidence of this, during fiscal 1998, the Company received approximately 70,870 job applications, tested approximately 21,350 applicants, interviewed approximately 5,800 and extended job offers to approximately 1,790, of whom approximately 1,300 accepted. Since India is home to the world's second largest population of English-speaking technical talent, management believes that its ability to recruit is a significant competitive advantage.

  . Focus on Managed Software Solutions. The Company is dedicated to providing managed software solutions, many of which are offered on a fixed-price, fixed-time frame basis. By taking full project management responsibility on every project, the Company enables its clients to receive high quality, cost-effective solutions with lower risk. Such services offer the Company the opportunity to build client confidence with the potential benefit of enhanced margins.

  . Capitalize on Well-Established Offshore Development Model. As one of the pioneers of the offshore development model, the Company has made significant investments in its infrastructure and has developed the advanced processes and expertise necessary to manage and successfully execute projects in multiple locations. As a result, the Company is able to execute approximately 80% of its project work in India while maintaining high levels of client satisfaction.

  . Maintain Disciplined Focus on Business and Client Mix. Infosys provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration.

  . Pursue Growth Opportunities. As part of its growth strategy, the Company intends to: (i) broaden its service offerings by continuously evaluating emerging technologies, particularly in the areas of packaged applications implementation, e-commerce and Internet/intranet services; (ii) increase business with existing clients by both increasing the volume and scope of its projects and expanding the breadth of its service offerings; (iii) develop new clients; (iv) increase revenue per IT professional by building expertise in vertical markets and refining its software development tools and methodologies; (v) expand and diversify its base of IT professionals by building new facilities near large pools of talent and expanding its recruiting from other disciplines; and (vi) pursue selective strategic acquisitions.

                 Worldwide and Indian Software Services Market

  Dataquest has estimated that the worldwide market for IT consulting, development, integration and outsourcing will increase to $291 billion in 2001 from $177 billion in 1998. Simultaneously with this significant increase in demand for IT services, the supply of qualified IT professionals has decreased in most developed countries, particularly the United States, Western Europe and Japan. According to the United States Department of Education, from 1986 to 1995, the number of bachelor degrees in computer science awarded annually at U.S. universities fell by 41.7%, from 41,889 to 24,404. This shortage of IT professionals, along with recent advances in telecommunications, has led to the increasing acceptance and use of offshore IT service providers and to the growing globalization of the IT services market.

  According to a survey of U.S. software services vendors conducted by the World Bank, India is the leading offshore destination for companies seeking to outsource software development or other IT projects. The increased popularity of and rapid growth in India's software services market can be attributed to three key factors. First, India has a large, highly skilled labor pool that is available at a relatively low labor cost. With over four million engineers, India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. In contrast to the declining number of computer science degrees awarded annually in the United States, according to India's National Association of Software and Service Companies ("NASSCOM"), approximately 68,000 engineers graduate annually from the more than 1,800 engineering and technical institutes in India. Furthermore, according to Software Productivity Research, the average annual wage for software professionals in India is approximately 15% of the average U.S. rate. Second, Indian IT firms have developed the capability to deliver a high quality product. Many of India's leading software and IT services companies have been measured against international quality standards and have received certification and recognition for their processes and quality controls. Finally, recent Indian governments have recognized the importance of the IT sector to the Indian economy and have implemented policies and a variety of incentives to stimulate growth in this sector. As a result of these factors, according to NASSCOM, India's export revenues from software, including software services, are projected to reach $4.0 billion in fiscal 2000, up from approximately $1.8 billion in fiscal 1998.

  The Company was organized under the laws of India in July 1981 as Infosys Consultants Private Limited. The Company's principal executive offices are located at Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229, and its telephone number at that address is +91-80-852-0261.

                                  The Offering

Securities offered by
 the Company............  1,800,000 ADSs representing 900,000 Equity Shares
Equity Shares to be
 outstanding after the
 Offering...............  32,934,400 Equity Shares (1)
Use of proceeds.........  For capital expenditures to expand the Company's facilities and telecommunications infrastructure and
                          for other general corporate purposes, including working
                          capital. See "Use of Proceeds."
Dividend policy.........  Consistent with many Indian public companies, the
                          Company has declared and paid dividends. The
                          declaration, payment and amount of dividends are
                          subject to the recommendation of the Company's Board of
                          Directors and the approval of its shareholders. Holders
                          of Equity Shares or ADSs will be entitled to dividends
                          paid in respect thereof. See "Dividend Policy" and
                          "Description of American Depositary Shares--Dividends,
                          Other Distributions and Rights."
Proposed Nasdaq National
 Market symbol..........  INFY

--------
(1) Based on the number of Equity Shares outstanding as of March 10, 1999. Includes 668,700 Equity Shares allocated to employees subject to vesting provisions and 208,800 Equity Shares held by the trust responsible for management of the Company's 1994 Employees Stock Offer Plan (the "ESOP") which are reserved for issuance upon the exercise of stock purchase rights to be granted by such trust in the future. See "Management--Benefit Plans."

  The following summary consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The information presented below reflects the Company's 2-for-1 stock split by means of a stock dividend which the Company declared on December 20, 1998, with a record date of March 5, 1999. The Company's Equity Shares began trading on the Indian Stock Exchanges on a post-stock split basis as of February 20, 1999.

                      Summary Consolidated Financial Data
                  (In thousands, except per Equity Share data)

                                                                     Nine Months
                               Fiscal Year Ended March 31,       Ended December 31,
                          -------------------------------------- -------------------
                           1994   1995    1996    1997    1998     1997      1998
                          ------ ------- ------- ------- ------- --------- ---------
Statements of Income
 Data (1):
Revenues................  $9,534 $18,105 $26,607 $39,586 $68,330 $  48,412 $  86,101
Cost of revenues........   5,621  10,606  15,638  22,615  40,157    28,280    47,002
                          ------ ------- ------- ------- ------- --------- ---------
Gross profit............   3,913   7,499  10,969  16,971  28,173    20,132    39,099
Operating expenses:
  Selling, general and
   administrative
   expenses.............   1,315   3,344   4,350   7,010  13,225     9,108    13,707
  Amortization of
   deferred stock
   compensation expense
   (2)..................      --      46     361     768   2,567     2,105     2,404
                          ------ ------- ------- ------- ------- --------- ---------
   Total operating ex-
    penses..............   1,315   3,390   4,711   7,778  15,792    11,213    16,111
                          ------ ------- ------- ------- ------- --------- ---------
Operating income........   2,598   4,109   6,258   9,193  12,381     8,919    22,988
Other income, net.......     322     747   1,460     769     801       606     1,212
                          ------ ------- ------- ------- ------- --------- ---------
Income before income
 taxes..................   2,920   4,856   7,718   9,962  13,182     9,525    24,200
Provision for income
 taxes (3)..............     250     893     894   1,320     770       977     3,532
Subsidiary preferred
 stock dividends (4)....      --      --      --      --      68        34       151
                          ------ ------- ------- ------- ------- --------- ---------
Net income..............  $2,670 $ 3,963 $ 6,824 $ 8,642 $12,344 $   8,514 $  20,517
                          ====== ======= ======= ======= ======= ========= =========
Earnings per Equity
 Share (5):
  Basic.................   $0.10   $0.14   $0.24   $0.30   $0.41     $0.29     $0.67
  Diluted...............   $0.10   $0.14   $0.23   $0.29   $0.41     $0.28     $0.67
Equity Shares used in
 computing earnings per
 Equity Share (5):
  Basic.................  26,816  28,292  29,034  29,036  29,788    29,416    30,540
  Diluted...............  26,816  28,376  29,284  29,704  30,404    30,260    30,625
Cash dividend per Equity
 Share (6)..............   $0.03   $0.04   $0.04   $0.04   $0.07     $0.02     $0.03

                                                            December 31, 1998
                                                         -----------------------
                                                         Actual  As Adjusted (7)
                                                         ------- ---------------
Balance Sheet Data (1):
Cash and cash equivalents............................... $22,798    $ 79,224
Total assets............................................  76,582     133,008
Total long-term debt....................................      --          --
Total shareholders' equity..............................  63,265     119,691

--------
(1) The functional currency of the Company is the Indian rupee. For U.S. GAAP reporting, the Company's financial statements that are prepared in rupees are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the exchange rate at the end of the reporting period for assets and liabilities. In addition, the consolidated financial statements through the nine months ended December 31, 1998 include the results of the Company's formerly majority-owned subsidiary, Yantra. Prior to October 20, 1998, the Company owned a majority of

Footnotes continued from previous page

  the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the Company's consolidated financial statements. For fiscal 1998 and for the nine months ended December 31, 1998, the Yantra losses recognized in the Company's consolidated financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the Company sold a portion of the Yantra shares held by the Company, thereby reducing the Company's interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 are not recognized in the Company's consolidated financial statements under U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Investment in Yantra Corporation " and "-- Principles of Currency Translation."

(2) In September 1994, the Company adopted the ESOP. Indian GAAP does not require the Company to recognize a compensation expense in connection with the grant of stock purchase rights to purchase Equity Shares under the ESOP with an exercise price less than the market price of the Equity Shares on the date of grant. However, under U.S. GAAP, the difference between the exercise price and the market price on the date of grant is required to be treated as a non-cash compensation expense and amortized over the applicable vesting period of the Equity Shares underlying the stock purchase rights. In fiscal 1998, the Company recognized $2.6 million in compensation expense in connection with stock purchase rights granted under the ESOP, including a compensation expense of $1.6 million recognized in the third quarter of fiscal 1998. Charges were higher in that quarter because Equity Shares issued to participants in the ESOP as part of a declared stock dividend were not subject to vesting, and accordingly, the compensation expense for such Equity Shares was accelerated in one quarter rather than amortized over the remaining vesting period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Deferred Stock Compensation Expense."

(3) The Company benefits from certain significant tax incentives provided to software firms under the Indian tax laws, which have historically resulted in an effective tax rate for the Company well below statutory rates. See "Risk Factors--Effect of Deferred Stock Compensation Expense Under U.S. GAAP; Loss Expected to be Reported for Fourth Quarter of Fiscal 1999," "-- Risks Related to Investments in Indian Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Income Tax Matters."

(4) Represents accrued dividends on preferred stock issued in September 1997 by the Company's formerly majority-owned subsidiary, Yantra. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Investment in Yantra Corporation."

(5) All earnings per share calculations have been computed per Equity Share, each of which is equivalent to two of the ADSs offered hereby. As of December 31, 1998, after giving effect to the Company's stock dividend declared in December 1998, the Company's outstanding Equity Shares included 877,500 Equity Shares held by the trust responsible for management of the ESOP. Of such shares, 668,700 were allocated to employees subject to vesting provisions and 208,800 were reserved for future grants. None of such shares have been included in the basic earnings per share calculations, and only the 668,700 Equity Shares allocated to employees have been included in the diluted earnings per share calculations.

(6) It is customary for public companies in India to pay cash dividends, although the amount may vary. Dividends are declared in Indian rupees. Amounts presented have been translated into U.S. dollars, and historical amounts reflect dividends paid per Equity Share, each of which is equivalent to two ADSs offered hereby. See "Dividend Policy."

(7) Adjusted to give effect to the sale by the Company of 1,800,000 ADSs (representing 900,000 Equity Shares) offered hereby and the application of the estimated net proceeds therefrom at the public offering price per ADS of $34.00. The Company has sought and received approval from its shareholders and the Government of India for an offering with aggregate proceeds of up to $75 million, inclusive of the Underwriters' over-allotment option. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the ADSs offered hereby.

Management of Growth

  The Company has experienced significant growth in recent periods. The Company's revenues increased 77.9% in the nine months ended December 31, 1998 as compared to the nine months ended December 31, 1997. As of December 31, 1998, the Company employed approximately 3,000 IT professionals worldwide with 11 software development facilities in India as compared to approximately 2,050 with nine facilities as of December 31, 1997 and 1,240 with six facilities as of December 31, 1996. In fiscal 1998, the Company approved major expansions to its existing facilities and the building of new facilities. The Company's growth is expected to place significant demands on its management and other resources and will require the Company to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the Company's high quality standards; and preserving the Company's culture and values and its entrepreneurial environment. The Company's inability to manage its growth effectively could have a material adverse effect on the quality of the Company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects and its results of operations and financial condition. See "Use of Proceeds," "Business--Growth Strategy" and "--Facilities."

Potential Fluctuations in Future Operating Results

  The Company's operating results historically have fluctuated and may fluctuate in the future depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the Company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the Company's success in expanding its sales and marketing programs; and currency exchange rate fluctuations and other general economic factors. A high percentage of the Company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the Equity Shares and ADSs would likely be materially adversely affected. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Effect of Deferred Stock Compensation Expense Under U.S. GAAP; Loss Expected to be Reported for Fourth Quarter of Fiscal 1999

  The Company's reported income under U.S. GAAP (but not Indian GAAP) has been and will continue to be affected by the grant of stock purchase rights under the Company's ESOP. Under the terms of the ESOP, employees are granted rights to purchase Equity Shares at a substantial discount to the current market value. Such grants require the Company to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the stock purchase rights. As of December 31, 1998, 208,800 stock purchase rights remained to be granted. If the market price of the Equity Shares increases materially, the Company would be required to record a significantly increased compensation expense in connection with the grant of future stock purchase rights to purchase Equity Shares under the ESOP, which would adversely affect the Company's reported operating results under U.S. GAAP.

  Stock dividends declared by the Company affect the timing for the recognition of deferred stock compensation expense. Historically, when the Company has declared a stock dividend, the dividend shares distributed to ESOP participants have not been subject to vesting. As a result, a portion of the compensation expense recognized under U.S. GAAP is accelerated into the period in which the stock dividend is made rather than amortized over the vesting period. This occurred in the third quarter of fiscal 1998, when the Company declared a stock dividend and consequently recognized a substantial compensation expense for such quarter. This will occur again in the fourth quarter of fiscal 1999, pursuant to a scheduled stock dividend declared on December 20, 1998. As a result, the Company expects to recognize a deferred stock compensation expense in the approximate amount of $13.7 million for the fourth quarter of fiscal 1999 and $16.1 million for fiscal 1999. The size of this charge may cause the Company to report negative operating income and negative net income for the fourth quarter of fiscal 1999 for purposes of U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Deferred Stock Compensation Expense."

Risks Related to Investments in Indian Securities

  The Company is incorporated in India, and substantially all of its assets and a substantial majority of employees are located in India. Consequently, the Company's performance and the market price of the ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

  Political and Economic Environment. During the past decade and in particular since 1991, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in March 1998, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by the previous governments and has set up a special IT task force to promote the IT industry. However, the rate of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the Company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the Company's business in particular. On May 13, 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. While the economic sanctions imposed on India to date have not had a material impact on the Company, there can be no assurance that additional economic sanctions of this nature will not be imposed, or that such sanctions will not have a material adverse effect on the Company's business or on the markets for its Equity Shares in India and ADSs in the United States. Furthermore, financial turmoil in certain Asian countries, Russia and elsewhere in the world has affected market prices in the world's securities markets, including the United States and Indian markets. Continued or increased financial downturns in these countries could cause further decreases in securities prices on the United States and Indian exchanges, including the market prices of the Company's Equity Shares and the ADSs. Southeast Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the Company.

  Government of India Incentives and Regulation. The Company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks." There can be no assurance that these incentives will be provided in the future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the Company and could adversely affect the market price of the ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the Company, the Company's results of operations and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Income Tax Matters."

  Restrictions on Foreign Investment. Foreign investment in Indian securities is generally regulated by FERA. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding Equity Shares and issue ADRs evidencing ADSs representing such Equity Shares. Therefore, a holder of ADSs who surrenders ADSs and withdraws Equity Shares is not permitted subsequently to deposit such Equity Shares and obtain ADSs nor would a holder to whom such Equity Shares are transferred be permitted to deposit such Equity Shares. This inability to convert Equity Shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the Equity Shares as quoted on the Indian Stock Exchanges. Holders who seek to convert the rupee proceeds from a sale in India into foreign currency and repatriate such foreign currency from India will have to obtain RBI approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of Equity Shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained. Equity Shares which are withdrawn from the Depositary also may not be sold on the Indian Stock Exchanges until the Equity Shares underlying the ADSs have been listed on those exchanges, a process which will be completed within two weeks after the Offering. See "Description of American Depositary Shares," "Restrictions on Foreign Ownership of Indian Securities" and "Government of India Approvals."

  Exchange Rate Fluctuations. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from December 31, 1994 through December 31, 1998, the value of the rupee against the U.S. dollar declined by approximately 39.5%. For fiscal 1998 and the nine months ended December 31, 1998, the Company's U.S. dollar-denominated revenues represented 90.0% and 89.2%, respectively, of total revenues. The Company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the Company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the Company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The Company has sought to reduce the effect of exchange rate fluctuations on operating results by periodically purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. For the first three quarters of fiscal 1999, the Company purchased foreign exchange forward contracts in an aggregate notional amount of $5.5 million. As of December 31, 1998, the Company had no such forward contracts outstanding. These contracts typically mature within three months, must be settled on the day of maturity and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and market exchange rate on the date of cancellation. The Company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the Company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluations of the rupee will result in foreign currency translation losses. For example, for fiscal 1998 and the nine months ended December 31, 1998, the Company's foreign currency translation losses were approximately $3.5 million and $2.3 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar also will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the Equity Shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of Equity Shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any Equity Shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. See "Exchange Rates" and "Government of India Approvals."

Substantial Investment in New Facilities

  The Company has budgeted aggregate capital expenditures of $32.4 million for the fourth quarter of fiscal 1999 through fiscal 2000 to acquire, build and equip new facilities. As of December 31, 1998, the Company had contractual commitments of $6.3 million for such capital expenditures. Since such an expansion will significantly increase the Company's fixed costs, the Company's results of operations will be materially adversely affected if the Company is unable to grow its business proportionately. Although the Company has successfully developed new facilities in the past, there can be no assurance that the Company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Facilities."

Restrictions on U.S. Immigration

  The Company's professionals that work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of December 31, 1998, substantially all of the Company's personnel in the United States were working pursuant to H-1B visas (231 persons) or L-1 visas (111 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical Indian IT professionals to the United States on an extended basis. This limit was reached in May 1998 for the U.S. government's fiscal year ending September 30, 1998. While the Company anticipated that such limit would be reached prior to the end of the U.S. government's fiscal year and made efforts to plan accordingly, there can be no assurance that the Company will continue to be able to obtain a sufficient number of H-1B visas. Changes in existing U.S. immigration laws that make it more difficult for the Company to obtain H-1B and L-1 visas could impair the Company's ability to compete for and provide services to clients and could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Human Resources."

Risks Related to International Operations

  While to date all of the Company's software development facilities are located in India, the Company intends to develop new software development facilities in other regions, including potentially Southeast Asia, Latin America and Europe. The Company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the Company will not significantly alter or reduce its proposed expansion plans. The Company's lack of experience with facilities outside of India subject the Company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the Company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Facilities."

Dependence on Skilled Personnel; Risks of Wage Inflation

  The Company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the Company's ability to bid for or obtain new projects and to continue to expand its business. The Company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the Company. There can be no assurance that the Company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the Company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the Company's results of operations and financial condition. There can be no assurance that the Company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the Company will be able to redeploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the Company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. In the long-term, wage increases may have an adverse effect on the Company's profit margins unless the Company is able to continue increasing the efficiency and productivity of its professionals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Inflation."

Client Concentration

  The Company has derived and believes that it will continue to derive a significant portion of its revenues from a limited number of large corporate clients. For fiscal 1998 and the nine months ended December 31, 1998, the Company's largest client accounted for 10.5% and 6.7%, respectively, of the Company's revenues and its five largest clients accounted for 35.1% and 29.2%, respectively, of the Company's revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the Company is usually not the exclusive outside service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in any subsequent year. The loss of any large client could have a material adverse effect on the Company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or nonrenewal of a contract. However, there are a number of factors other than the Company's performance that could cause the loss of a client and that may not be predictable. For example, in 1995, the Company chose to reduce significantly the services provided to its then-largest client rather than to accept the price reductions and increased Company resources sought by such client. In other circumstances, the Company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in the future.

Fixed-Price, Fixed-Time Frame Contracts

  As a core element of its business strategy, the Company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the Company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the Company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The Company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

Infrastructure and Potential Disruption in Telecommunications

  A significant element of the Company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune, India and to expand the number of such centers in India as well as outside India. The Company believes that the use of a strategically located network of software development centers will provide the Company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the Company must maintain active voice and data communications between its main offices in Bangalore, the offices of its clients and its other software development facilities. Although the Company maintains redundant software development facilities and satellite communications links, any significant loss of the Company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the Company's results of operations and financial condition. See "--Year 2000 Compliance," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" and "Business--The Infosys Offshore Development Model."

Expected Decrease in Demand for Year 2000 Services

  Year 2000 conversion projects represented 23.3% and 21.4% of the Company's revenues for fiscal 1998 and the nine months ended December 31, 1998, respectively. The Company expects that Year 2000 conversion projects will continue to represent a material portion of the Company's business in the remainder of fiscal 1999 and 2000. The high demand for these time-sensitive projects results in pricing and margins that are favorable to the Company. The Company believes that demand for Year 2000 conversion services will begin to diminish rapidly after fiscal 1999 as many Year 2000 conversion solutions are implemented and tested. There can be no assurance that the Company will be successful in generating additional business from its Year 2000 clients for other services, that the Company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects. There is an additional risk that the Company may be unable to retrain and redeploy IT professionals who are currently assigned to Year 2000 conversion projects involving legacy computer systems after such projects are completed. Furthermore, as Year 2000 conversion projects are completed, there is a likelihood of increased competition for other types of projects from firms formerly dependent on Year 2000 business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Services and Products."

Competition

  The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The Company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Part of the Company's competitive advantage has historically been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the Company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services and its expertise in specific markets. Many of the Company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the Company, and there can be no assurance that the Company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The Company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services and the extent of its competitors' responsiveness to client needs. See "Business--Competition."

Dependence on Key Personnel

  The Company's success depends to a significant degree upon the continued contributions of members of the Company's senior management and other key research and development and sales and marketing personnel. The Company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the Company. The loss of any of such persons could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Employment Agreements."

Potential Liability to Clients; Risk of Exceeding Insurance Coverage

  Many of the Company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. The Company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's results of operations and financial condition.

Risks Associated with Possible Acquisitions

  The Company intends to evaluate potential acquisitions and strategic investments on an ongoing basis. As of the date of this Prospectus, however, the Company has no understanding, commitment or agreement with respect to any material future acquisition or investment. Since the Company has not made any acquisitions in the past, there can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the Company may not make any acquisition of or investment in a non-Indian company without RBI and, in most cases, Government of India approval. Even if the Company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

Risks Related to Software Product Sales

  In fiscal 1998, the Company derived 5.9% of its revenues from the sale of software products. The development of the Company's software products requires significant investment costs. The markets for the Company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the Company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the Company's product revenues or margins could adversely affect the Company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the Company's results of operations and financial condition.

Restrictions on Exercise of Preemptive Rights by ADS Holders

  Under the Indian Companies Act, 1956 (the "Indian Companies Act"), a company incorporated in India must offer its holders of Equity Shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new Equity Shares, unless such preemptive rights have been waived by three-fourths of the Company's shareholders. U.S. holders of ADSs may be unable to exercise preemptive rights for Equity Shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The Company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the Company considers appropriate at the time. No assurance can be given that the Company would file a registration statement under these circumstances. If the Company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the Equity Shares represented by their ADSs, their proportional interests in the Company would be reduced. See "Description of American Depositary Shares."

Intellectual Property Rights

  The Company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect its proprietary rights in technology. Ownership of software and associate deliverables created for clients is generally retained by or assigned to the client, and the Company does not retain an interest in such software and deliverables. The Company also develops foundation and application software products, or software "tools," which are licensed to clients and remain the property of the Company. The Company has obtained registration of INFOSYS as a trademark in India but not in the United States, and does not have any patents or registered copyrights in the United States. The Company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  Although the Company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. Assertion of such claims against the Company could result in litigation, and there can be no assurance that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the Company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the Company in connection with its licensing efforts. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore, have a material adverse effect on the Company's results of operations and financial condition. See "Business--Intellectual Property."

Control by Principal Shareholders, Officers and Directors; Anti-Takeover Provisions

  Following the Offering, the Company's officers and directors, together with members of their immediate families, in the aggregate, will beneficially own approximately 30.8% of the Company's issued Equity Shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the Company, including the election and removal of directors and significant corporate transactions. Such control by the Company's officers and directors could delay, defer or prevent a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Management" and "Principal Shareholders."

  The Indian Companies Act and the Company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the Company's directors shall serve for a specified term and shall be subject to re-election by the Company's shareholders at the expiration of such terms; and (ii) at least one-third of the Company's directors who are subject to re-election shall be up for re-election at each annual meeting of the Company's shareholders.

In addition, the Company's Articles provide that Mr. N.R. Narayana Murthy, one of the Company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the Company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the Company's outstanding equity securities. Furthermore, any amendment to the Company's Articles would require the affirmative vote of three-fourths of the Company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the Company, impede a business combination involving the Company or discourage a potential acquiror from attempting to obtain control of the Company. See "Risks Related to Investments in Indian Securities--Restrictions on Foreign Investment," "Management," "Principal Shareholders" and "Restrictions on Foreign Ownership of Indian Securities."

Year 2000 Compliance

  Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. While the Company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant, there can be no assurance that the Company's IT services and products are or will ultimately be Year 2000 compliant. The Company relies on its systems, computer applications and devices to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. Although the Company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems, there can be no assurance that such modifications and upgrades will be completed in a timely manner at reasonable costs, or that such modifications and upgrades will be able to anticipate all of the problems resulting from the actual impact of the year 2000. The Company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Although the Company maintains redundant software facilities and satellite communications links, any significant loss of the Company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the Company's business, results of operations and financial condition. Any failure of these third party suppliers to resolve their Year 2000 problems in a timely manner could disrupt the Company's operations, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Infrastructure and Potential Disruption in Telecommunications" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Possible Volatility of ADS Price

  Future announcements concerning the Company or its competitors, government regulations, litigation, quarterly variations in the Company's operating results or changes in earnings estimates by analysts as well as market conditions in the technology and emerging growth company sectors, may cause the ADS market price to fluctuate substantially. For example, stock prices for many technology companies have fluctuated widely for reasons unrelated to their operating results. These fluctuations as well as currency fluctuations and general economic, political and market conditions in both the United States and India, such as recessions or international currency fluctuations, may adversely affect the ADS market price. See "Price Range of Equity Shares."

  The Indian securities markets are smaller than the securities markets in the United States and Europe and have experienced volatility from time to time. The regulation and monitoring of the Indian securities market and the activities of investors, brokers and other participants differs, in some cases significantly, from those in the United States and certain European countries. Indian stock exchanges have experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if such or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Equity Shares, in both domestic and international markets.

Absence of Prior U.S. Public Market; Potential Limited Liquidity

  Prior to the Offering, there has been no public market for the ADSs or the Equity Shares in the United States. After the Offering, there will be no public market for the Equity Shares in the United States. Although ADS holders are entitled to withdraw the Equity Shares underlying the ADSs from the Depositary at any time, under current Indian law, Equity Shares may not be re-deposited into the Depositary. Therefore, the number of outstanding ADSs will decrease to the extent that Equity Shares are withdrawn from the Depositary, which may adversely affect the market price and the liquidity of the market for the ADSs. The public offering price was determined by negotiation between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the ADSs will trade upon completion of the Offering. Although the ADSs have been approved for quotation on the Nasdaq National Market subject to official notice of issuance, there can be no assurance that any active trading market for the ADSs will develop or be sustained after the Offering, or that the public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the Offering. See "Underwriting."

Equity Shares Eligible for Future Sale

  Sales of a substantial number of Equity Shares into the public market following the Offering (whether on the Indian Stock Exchanges or into the United States market by conversion of outstanding Equity Shares into ADSs, if permitted in the future by the Government of India) could adversely affect the market price of the ADSs. Upon consummation of the Offering, 32,934,400 Equity Shares will be issued and outstanding, including 900,000 Equity Shares represented by 1,800,000 ADSs issued in connection with the Offering. Of the 32,034,400 Equity Shares issued and outstanding prior to the issuance of the ADSs, holders of approximately 10,144,200 Equity Shares (including all shares held by directors and their families and executive officers) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any such Equity Shares for a period of 180 days following the date of this Prospectus. NationsBanc Montgomery Securities LLC may release such shares from the lock-up in its sole discretion at any time and without prior public announcement. Substantially all of the Equity Shares that are not subject to such lock-ups will be freely tradeable in India immediately after the Offering. Upon expiration of the lock-up period (or earlier with such consent), substantially all of the Equity Shares will be available for sale on the Indian Stock Exchanges. Sales of substantial amounts of Equity Shares, or the availability of such shares for sale, could adversely affect the market price of the ADS. See "Equity Shares Eligible for Future Sale" and "Underwriting."

Dividend Policy; Effect on Equity Shares Underlying ADSs

  Under Indian law, a corporation pays cash dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. With respect to Equity Shares issued by the Company during a particular fiscal year (including the Equity Shares underlying the ADSs issued to the Depositary in connection with the Offering), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. As a result, holders of ADSs will receive little or no dividend for fiscal 1999. This disparity in dividend treatment increases the probability that the price of the ADSs will not trade on par with the price of the Equity Shares as quoted on the Indian Stock Exchanges and may adversely affect the liquidity of the ADSs. Although the Company has typically paid cash dividends and has no current intention to discontinue such dividend payments, there can be no assurance that any future dividends will be declared or paid or the amount thereof. See "Dividend Policy," "Description of Equity Shares--Dividends" and "Taxation--United States Federal Taxation--Dividends."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,800,000 ADSs to be sold in the Offering are estimated to be $56.4 million ($65.2 million if the Underwriters' over-allotment option is exercised in full), at the public offering price of $34.00 per ADS and after deducting the underwriting discount and estimated offering expenses. The Company has sought and received approval from its shareholders and the Government of India for an offering with aggregate proceeds of up to $75 million, inclusive of the Underwriters' over-allotment option.

  The Company currently intends to use the net proceeds from the Offering to partially fund the expansion of its existing Indian facilities and telecommunications infrastructure in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune and to develop new facilities. For these purposes, the Company has budgeted for the fourth quarter of fiscal 1999 through fiscal 2000, capital expenditures of $22.4 million to fund the expansion of existing facilities and additional telecommunications infrastructure in India and $10.0 million to fund development of new facilities outside India. The Company has not yet made contractual commitments for the majority of its budgeted capital expenditures, and there can be no assurance that the Company will not significantly alter or reduce its proposed expansion plans. The Company intends to use the remaining net proceeds, if any, from the sale of the ADSs primarily for general corporate purposes, including working capital. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds from the Offering in short-term, interest-bearing, investment-grade securities or interest-bearing deposit accounts. See "Risk Factors--Substantial Investment in New Facilities" and "Business--Facilities."

                                DIVIDEND POLICY

  Although the amount varies, it is customary for public companies in India to pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. In the last three fiscal years, the Company declared an aggregate of approximately $0.15 per Equity Share, as adjusted to reflect the Company's stock dividend in December 1998, in cash dividends (equivalent to approximately $0.075 per ADS). Although the Company has no current intention to discontinue dividend payments, there can be no assurance that any future dividends will be declared or paid or that the amount thereof will not be decreased. Owners of ADSs will be entitled to receive dividends payable in respect of the Equity Shares represented by such ADSs. The Equity Shares represented by ADSs will rank pari passu with existing Equity Shares of the Company in respect of dividends. Cash dividends in respect of the Equity Shares represented by the ADSs will be paid to the Depositary in rupees and, except as otherwise described under "Description of American Depositary Shares--Dividends, Other Distributions and Rights," will be converted by the Depositary into U.S. dollars and distributed, net of Depositary fees and expenses, to the holders of such ADSs.

  With respect to Equity Shares issued by the Company during a particular fiscal year (including the Equity Shares underlying the ADSs issued to the Depositary in connection with the Offering), dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Once a cash dividend is declared, Equity Shares entitled to prorated dividends are quoted on the Indian Stock Exchanges at the same price as Equity Shares entitled to full dividends. However, upon sale of and payment for Equity Shares entitled to a prorated dividend, the selling broker will deduct the difference between the full dividend and the prorated dividend from the sale price of such shares. Holders of ADSs will only receive dividends prorated from the date of issuance of the underlying Equity Shares to the end of the fiscal year for which such dividends are declared and paid. As a result, holders of ADSs will receive little or no dividend for fiscal 1999. Until dividends for fiscal 1999 have been paid, this disparity in dividend treatment increases the probability that the price of the ADSs will not trade on par with the price of the Equity Shares as quoted on the Indian Stock Exchanges. ADSs withdrawn from the Depositary in exchange for the underlying Equity Shares will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon sale of and payment for such Equity Shares. See "Risk Factors--Dividend Policy; Effect on Equity Shares Underlying ADSs" and "Description of Equity Shares--Dividends."

                         PRICE RANGE OF EQUITY SHARES

  The Equity Shares issued and outstanding prior to the Offering are listed and traded on the Indian Stock Exchanges. The prices for Equity Shares as quoted in the official list of each of the Indian Stock Exchanges are expressed in Indian rupees. The ADSs to be issued hereby, each representing one-half of one Equity Share, have been approved for quotation on the Nasdaq National Market subject to notice of issuance. The Equity Shares underlying the ADSs will be listed on the Indian Stock Exchanges within two weeks of the Offering. The information presented in the table below is adjusted to reflect the Company's 2-for-1 stock splits by means of stock dividends which the Company declared in October 1997 and December 1998 and represents, for the periods indicated: (i) the reported high and low sales prices quoted in Indian rupees for the Equity Shares on the Stock Exchange, Mumbai; (ii) the imputed high and low sales prices for the Equity Shares based on such high and low sales prices, translated into U.S. dollars based on the Noon Buying Rate on the last date of each period presented; and (iii) the average trading volume for the Equity Shares on the Stock Exchange, Mumbai.

                                Price per          Price per
                            Equity Share (1)     Equity Share
                         ----------------------- -------------   Average Daily
Fiscal Year Ended March                                          Equity Share
31,                         High         Low      High   Low   Trading Volume(2)
-----------------------  ----------- ----------- ------ ------ -----------------
1997
  First Quarter......... Rs.  179.56 Rs.  117.50 $ 5.07 $ 3.33        5,918
  Second Quarter........      178.94      158.00   5.00   4.42        3,862
  Third Quarter.........      191.25      157.75   5.32   4.44        3,644
  Fourth Quarter........      294.06      191.25   8.20   5.33        7,508
1998
  First Quarter......... Rs.  478.50 Rs.  253.25 $13.35 $ 7.07       18,224
  Second Quarter........      798.50      481.06  22.07  13.30       17,402
  Third Quarter.........      798.50      559.50  20.32  14.24       43,180
  Fourth Quarter........      913.88      540.38  23.12  13.67       38,908
1999
  First Quarter......... Rs.1,253.50 Rs.  948.38 $29.50 $22.32      128,918
  Second Quarter........    1,375.00    1,088.88  31.92  25.51      149,324
  Third Quarter.........    1,486.88    1,104.88  34.92  26.06      124,890
  Fourth Quarter
   (through March 10,
   1999)................    3,450.00    1,488.13  81.27  35.75       82,355

--------
(1) Data from the Stock Exchange, Mumbai, as reported by Bloomberg. The prices quoted on the Bangalore Stock Exchange and National Stock Exchange may be different.
(2) Data from the Stock Exchange, Mumbai, as reported by the Center for Monitoring the Indian Economy. The average trading volumes reported on the Bangalore Stock Exchange and National Stock Exchange may be different.

  On March 10, 1999, the closing price of Equity Shares on the Stock Exchange, Mumbai was Rs.3,160.00, equivalent to $74.35 per Equity Share ($37.18 per ADS on an imputed basis), translated at the Noon Buying Rate of Rs.42.50 per $1.00 on March 10, 1999. See "Risk Factors--Possible Volatility of ADS Price" for a discussion of factors that may adversely affect the market price of the ADSs.

  As of December 31, 1998, there were approximately 6,600 holders of record of Equity Shares of the Company, of which 31 had registered addresses in the United States and held an aggregate of approximately 3,200,000 Equity Shares.

Trading Practices and Procedures on the Indian Stock Exchanges

  The Stock Exchange, Mumbai ("BSE") and The National Stock Exchange ("NSE") together account for more than 80% of the total trading volume on the Indian stock exchanges. Trading on both of these exchanges is accomplished through on-line execution. These two stock exchanges handle over 100,000 trades per day with volumes in excess of Rs.20 billion. Trading is done on a five-day fixed settlement basis on most of the exchanges, including the BSE and NSE. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to "net out' their transactions and must trade on a delivery basis only.

  The BSE permits carry forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account for a client. The BSE specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on the BSE takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. The NSE does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the exchange. The NSE trades from 9:30 a.m. until 4:00 p.m. on weekdays, except holidays. The NSE and BSE also have separate online trading systems and separate clearing houses.

  The BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within the premises of the BSE. From December 14 through December 23, 1993 the BSE was closed due to a broker's strike, and from March 20 through March 22, 1995, the Governing Board of the BSE closed the market due to a default of one of the broker members. There have been no closures of the Indian Stock Exchanges in response to "panic" trading or large fluctuations. Most of the Indian Stock Exchanges do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ.

                                EXCHANGE RATES

  Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the Equity Shares on the Indian Stock Exchanges and, as a result, will likely affect the market price of the ADSs in the United States, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by the Depositary of any cash dividends paid in Indian rupees on the Equity Shares represented by the ADSs.

  The Company's operations are conducted in 20 countries around the world. As a result, the Company's net income in Indian rupee terms and the presentation thereof in U.S. dollars can be significantly affected by movements in currency exchange rates, in particular the movement of the Indian rupee against the U.S. dollar. See "Risk Factors--Risks Related to Investments in Indian Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Principles of Currency Translation."

  The following table sets forth, for the fiscal years indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the Noon Buying Rate:

Fiscal Year Ended March 31,   Period End (1) Average (1) (2)   High     Low
---------------------------   -------------- --------------- -------- --------
1994 (3).....................    Rs.31.37       Rs.31.52     Rs.31.75 Rs.31.37
1995 (3).....................       31.43          31.38        31.90    31.37
1996.........................       34.35          33.47        38.05    31.36
1997.........................       35.88          35.70        36.85    34.15
1998.........................       39.53          37.37        40.40    35.71
1999 (through March 10,
 1999).......................       42.50          42.52        42.95    39.41

--------
(1) The Noon Buying Rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of the Company's consolidated financial statements.
(2) Represents the average of the Noon Buying Rate on the last day of each month during the period.
(3) From March 1, 1992 through August 19, 1994, the rupee was not permitted to fully float and convert on the current account. Instead, a dual exchange rate mechanism made the rupee partially convertible by permitting conversion of 60% of the foreign exchange received on a trade or revenue account at a market-determined rate and the remaining 40% at the official Government of India rate.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1998, the consolidated short-term borrowings and capitalization of the Company and the short-term borrowings and capitalization of the Company adjusted to give effect to the sale of the 1,800,000 ADSs (representing 900,000 Equity Shares) offered hereby at the public offering price of $34.00 per ADS and application of the estimated net proceeds therefrom.

                                                            December 31, 1998
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (In thousands)
Short-term borrowings..................................... $   --    $    --
                                                           =======   ========
Long-term debt, net of current maturities................. $   --    $    --
Shareholders' equity:
  Equity Shares, par value $0.32, 50,000,000 shares autho-
   rized, 32,034,400 shares issued and outstanding
   (32,934,400 shares as adjusted) (1)....................   4,546      4,834
  Additional paid-in capital..............................  44,802    100,940
  Deferred compensation--Employees Stock Offer Plan....... (25,814)   (25,814)
  Accumulated other comprehensive income..................  (9,385)    (9,385)
  Retained earnings.......................................  49,942     49,942
  Loan to Trust...........................................    (826)      (826)
                                                           -------   --------
    Total shareholders' equity............................  63,265    119,691
                                                           -------   --------
      Total capitalization................................ $63,265   $119,691
                                                           =======   ========

--------
(1) Based on the number of Equity Shares outstanding as of March 10, 1999, and reflecting (i) the Company's stock split declared on December 20, 1998 and
    (ii) the increase to the Company's authorized Equity Shares from 30,000,000 to 50,000,000 Equity Shares on January 20, 1999. Includes 668,700 Equity Shares allocated to employees subject to vesting provisions and 208,800 Equity Shares held by the trust responsible for management of the Company's ESOP which are reserved for issuance upon the exercise of stock purchase rights to be granted by such trust in the future. See "Management--Benefit Plans."

                                   DILUTION

  The net tangible book value of the Company as of December 31, 1998 under U.S. GAAP was $63.3 million, or $0.99 per ADS. "Net tangible book value" per ADS represents the amount of total tangible assets less total liabilities, divided by the number of Equity Shares outstanding and adjusting for the ratio of two ADSs per Equity Share. After giving effect to the net proceeds from the sale by the Company of the 1,800,000 ADSs representing 900,000 Equity Shares offered hereby at the public offering price of $34.00 per ADS, the net tangible book value as of December 31, 1998 would have been $119.7 million, or $1.82 per ADS. This represents an immediate increase in net tangible book value of $0.83 per ADS to existing shareholders and an immediate dilution of $32.18 per ADS to new investors purchasing ADSs. The following table illustrates the per ADS dilution:

   Public offering price per ADS..................................       $34.00
     Net tangible book value per ADS before the Offering.......... $0.99
     Increase per ADS attributable to new investors...............  0.83
                                                                   -----
   Pro forma net tangible book value per ADS after the Offering...         1.82
                                                                         ------
   Dilution per ADS to new investors..............................       $32.18
                                                                         ======

  The following table sets forth as of December 31, 1998, the number of Equity Shares purchased from the Company, the total consideration and the average price per Equity Share paid by the existing holders of Equity Shares and the price to be paid by the new investors (before deducting the underwriting discount and estimated offering expenses payable by the Company) on an as adjusted basis:

                         ADSs Purchased (1)   Total Consideration
                         -------------------  --------------------- Average Price
                          Number    Percent    Amount     Percent    per ADS (1)
                         --------- ---------  ---------- ---------- -------------
                                 (In thousands, except per ADS data)
Existing shareholders...    64,069      97.3% $   17,388      22.1%    $ 0.27
New investors...........     1,800       2.7      61,200      77.9      34.00
                         ---------  --------  ----------  --------
  Total.................    65,869     100.0% $   78,588     100.0%
                         =========  ========  ==========  ========

--------
(1) Prior to the Offering, the Company issued only Equity Shares that have not been represented by ADSs. Equity Shares purchased and the average price paid per Equity Share have been converted into ADS equivalents for comparison purposes.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (In thousands, except per Equity Share data)

  The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statements of income data for the fiscal years ended March 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of March 31, 1997 and 1998 have been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by KPMG Peat Marwick, India, independent accountants. The consolidated statements of income data for the years ended March 31, 1994 and 1995 and the consolidated balance sheet data as of March 31, 1994, 1995 and 1996 were derived from the unaudited consolidated financial statements, which are not included herein, which were prepared in accordance with Indian GAAP and have been restated in accordance with U.S. GAAP. The consolidated balance sheet data as of December 31, 1998 and the consolidated statements of income data for the nine months ended December 31, 1997 and 1998 are derived from the unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year. The information presented below reflects the Company's 2-for-1 stock split by means of a stock dividend which the Company declared on December 20, 1998, with a record date of March 5, 1999. The Company's Equity Shares began trading on the Indian Stock Exchanges on a post-stock split basis beginning February 20, 1999.

                                                                   Nine Months
                                                                      Ended
                               Fiscal Year Ended March 31,        December 31,
                          -------------------------------------- ---------------
                           1994   1995    1996    1997    1998    1997    1998
                          ------ ------- ------- ------- ------- ------- -------
Statements of Income
 Data (1):
Revenues................  $9,534 $18,105 $26,607 $39,586 $68,330 $48,412 $86,101
Cost of revenues........   5,621  10,606  15,638  22,615  40,157  28,280  47,002
                          ------ ------- ------- ------- ------- ------- -------
Gross profit............   3,913   7,499  10,969  16,971  28,173  20,132  39,099
Operating expenses:
  Selling, general and
   administrative
   expenses.............   1,315   3,344   4,350   7,010  13,225   9,108  13,707
  Amortization of
   deferred stock
   compensation expense
   (2)..................      --      46     361     768   2,567   2,105   2,404
                          ------ ------- ------- ------- ------- ------- -------
   Total operating ex-
    penses..............   1,315   3,390   4,711   7,778  15,792  11,213  16,111
                          ------ ------- ------- ------- ------- ------- -------
Operating income........   2,598   4,109   6,258   9,193  12,381   8,919  22,988
Other income, net.......     322     747   1,460     769     801     606   1,212
                          ------ ------- ------- ------- ------- ------- -------
Income before income
 taxes..................   2,920   4,856   7,718   9,962  13,182   9,525  24,200
Provision for income
 taxes (3)..............     250     893     894   1,320     770     977   3,532
Subsidiary preferred
 stock dividends (4)....      --      --      --      --      68      34     151
                          ------ ------- ------- ------- ------- ------- -------
Net income..............  $2,670 $ 3,963 $ 6,824 $ 8,642 $12,344 $ 8,514 $20,517
                          ====== ======= ======= ======= ======= ======= =======
Earnings per Equity
 Share (5):
  Basic.................   $0.10   $0.14   $0.24   $0.30   $0.41   $0.29   $0.67
  Diluted...............   $0.10   $0.14   $0.23   $0.29   $0.41   $0.28   $0.67
Equity Shares used in
 computing earnings per
 Equity Share (5):
  Basic.................  26,816  28,292  29,034  29,036  29,788  29,416  30,540
  Diluted...............  26,816  28,376  29,284  29,704  30,404  30,260  30,625
Cash dividend per Equity
 Share (6)..............   $0.03   $0.04   $0.04   $0.04   $0.07   $0.02   $0.03

                                       March 31,                   December 31, 1998
                         -------------------------------------- -----------------------
                          1994   1995    1996    1997    1998   Actual  As Adjusted (7)
                         ------ ------- ------- ------- ------- ------- ---------------
Balance Sheet Data (1):
Cash and cash equiva-
 lents.................. $2,885 $ 8,046 $ 7,769 $ 8,320 $15,419 $22,798    $ 79,224
Total assets............  9,400  23,051  27,261  32,923  48,782  76,582     133,008
Total long-term debt....    --    1,398     526     --      --       --         --
Total shareholders' eq-
 uity...................  8,852  19,668  23,925  30,640  41,146  63,265     119,691

--------
(1) The functional currency of the Company is the Indian rupee. For U.S. GAAP reporting, the Company's financial statements that are prepared in rupees are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the exchange rate at the end of the reporting period for assets and liabilities. In addition, the consolidated financial statements through the nine months ended December 31, 1998 include the results of the Company's formerly majority-owned subsidiary, Yantra. Prior to October 20, 1998, the Company owned a majority of the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the Company's consolidated financial statements. For fiscal 1998 and for the nine months ended December 31, 1998, the Yantra losses recognized in the Company's consolidated financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the Company sold a portion of the Yantra shares held by the Company, thereby reducing the Company's interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 are not recognized in the Company's consolidated financial statements under U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Investment in Yantra Corporation " and "--Principles of Currency Translation."

(2) In September 1994, the Company adopted the ESOP. Indian GAAP does not require the Company to recognize a compensation expense in connection with the grant of stock purchase rights to purchase Equity Shares under the ESOP with an exercise price less than the market price of the Equity Shares on the date of grant. However, under U.S. GAAP, the difference between the exercise price and the market price on the date of grant is required to be treated as a non-cash compensation expense and amortized over the applicable vesting period of the Equity Shares underlying the stock purchase rights. In fiscal 1998, the Company recognized $2.6 million in compensation expense in connection with stock purchase rights granted under the ESOP, including a compensation expense of $1.6 million recognized in the third quarter of fiscal 1998. Charges were higher in that quarter because Equity Shares issued to participants in the ESOP as part of a declared stock dividend were not subject to vesting, and accordingly, the compensation expense for such Equity Shares was accelerated in one quarter rather than amortized over the remaining vesting period. See "Risk Factors--Effect of Deferred Stock Compensation Expense Under U.S. GAAP; Loss Expected to be Reported for Fourth Quarter of Fiscal 1999," "--Risks Related to Investments in Indian Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Deferred Stock Compensation Expense."

(3) The Company benefits from certain significant tax incentives provided to software firms under the Indian tax laws, which have historically resulted in an effective tax rate for the Company well below statutory rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Matters."

(4) Represents accrued dividends on preferred stock issued in September 1997 by the Company's subsidiary, Yantra. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Investment in Yantra Corporation."

(5) All earnings per share calculations have been computed per Equity Share, each of which is equivalent to two of the ADSs offered hereby. As of December 31, 1998, after giving effect to the Company's stock dividend declared in December 1998, the Company's outstanding Equity Shares included 877,500 Equity Shares held by the trust responsible for management of the ESOP. Of such shares, 668,700 were allocated to employees subject to vesting provisions and 208,800 were reserved for future grants. None of such shares have been included in the basic earnings per share calculations, and only the 668,700 Equity Shares allocated to employees have been included in the diluted earnings per share calculations.

(6) It is customary for public companies in India to pay cash dividends, although the amount may vary. Dividends are declared in Indian rupees. Amounts presented have been translated into U.S. dollars and historical amounts reflect dividends paid per Equity Share, each of which is equivalent to two ADSs offered hereby. See "Dividend Policy."

(7) Adjusted to give effect to the sale by the Company of 1,800,000 ADSs (representing 900,000 Equity Shares) offered hereby and the application of the estimated net proceeds therefrom at the public offering price per ADS of $34.00. The Company has sought and received approval from its shareholders and the Government of India for an offering with aggregate proceeds of up to $75 million, inclusive of the Underwriters' over-allotment option. See "Use of Proceeds" and "Capitalization."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus and those set forth below.

Overview

  Infosys is an India-based IT services company formed in 1981 that utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. The Company's services include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated OSDCs for certain clients. From fiscal 1994 through fiscal 1998, revenues increased from $9.5 million to $68.3 million, the number of the Company's IT professionals worldwide increased from approximately 480 to approximately 2,200, and the number of its India software development centers increased from two to nine.

  The Company's revenues are generated principally from software services provided on either a time-and-materials or a fixed-price, fixed-time frame basis. Revenues from services provided on a time-and-materials basis are recognized in the month that services are provided and costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, which approximates the percentage of completion method. Cost of completion estimates are subject to periodic revisions. Although from time to time the Company has revised its project completion estimates, to date such revisions have not had a material adverse effect on the Company's operating results or financial condition. Since the Company bears the risk of cost overruns and inflation with respect to its fixed-price, fixed-time frame projects, the Company's operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. The Company also develops and markets certain software products, including banking software licensed primarily to clients in Asia and Africa. Such software products represented 5.9% of revenues in fiscal 1998 and 4.3% of revenues for the nine months ended December 31, 1998. During fiscal 1998, the Company derived 82.3% of its revenues from North America, 9.0% from Europe and 2.6% from India.

  In the nine months ended December 31, 1998 and in fiscal 1998, the Company derived 21.4% and 23.3% of its revenues, respectively, from Year 2000 conversion projects. The Company expects that Year 2000 conversion projects will continue to be a significant source of revenue through fiscal 1999 but thereafter will decline substantially. Since this was foreseen, the Company has consistently limited its dependence on Year 2000 conversion projects and has only accepted such projects where there were opportunities to create more extensive client relationships. The Company currently expects that Year 2000 conversion projects will be replaced with other projects from the same and other clients and that the decline in Year 2000 conversion projects will not have a material adverse effect upon the Company's business, financial condition and results of operations. There can be no assurance, however, that the Company will be successful in generating additional business from its Year 2000 clients for other services, that the Company will be successful in replacing Year 2000 conversion projects with other projects as the Year 2000 business declines or that margins from any such future projects will be comparable to those obtained from Year 2000 conversion projects.

  Cost of revenues consists primarily of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software for internal use, certain pre-opening expenses for new software development centers and foreign travel expenses. The Company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

  The Company assumes full project management for each project that it undertakes. Approximately 80% of the work on a project is performed at the Company's facilities in India, and the balance of the work is performed at the client site. The proportion of work performed at Company facilities and at client sites varies from quarter to quarter. The Company charges higher rates and incurs higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at Company facilities in India. As a result, revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore at Company facilities and at client sites.

  Revenues and gross profit are affected by the rate at which employees are utilized. Utilization rates are reduced by employee training, particularly during the initial 14-week training course provided to new employees. Since a large percentage of new hires begin initial training in the second quarter, utilization rates historically have tended to be lower in the second and third quarters of a fiscal year.

  Selling, general and administrative expenses consist primarily of salary and other compensation expenses, travel, marketing, telecommunications, management, finance, administrative and occupancy costs.

  Other income includes interest income and income from the sale of Special Import Licenses. Under current export-import policy, exports by Indian companies generate credits for the exporter called "Special Import Licenses." These credits can be sold and also used for the import of goods included on a "restricted list" maintained by the Government of India. The value of Special Import Licenses has declined over time, as the restricted list has been shortened. The Company's general policy is to sell Special Import Licenses in the period in which it receives such credits.

Deferred Stock Compensation Expense; Anticipated Effect on Fourth Quarter of Fiscal 1999

  In 1994, the Company established the ESOP, one of the first employee stock option plans in India. Aspects of the ESOP differ significantly from typical U.S. option plans. To administer the ESOP, the Company created an employee welfare trust (the "Trust") and issued to the Trust warrants to purchase 750,000 Equity Shares (3,000,000 Equity Shares after giving effect to the Company's 1997 and 1998 stock dividends). In turn, the Trust from time to time grants to Company employees stock purchase rights to purchase Equity Shares held by or reserved for issuance to the Trust. Each stock purchase right entitles the holder to purchase one Equity Share at a price of Rs.100 (representing $2.35 at the Noon Buying Rate in effect on March 10, 1999), which is substantially below the market price of the Equity Shares. Neither the Company nor the Trust may increase the exercise price of the stock purchase rights. The stock purchase rights and the underlying Equity Shares are subject to five-year vesting.

  Indian GAAP does not require the Company to recognize a non-cash compensation expense in connection with the grant of stock purchase rights with an exercise price less than the market price of the underlying Equity Shares on the date of grant. However, under U.S. GAAP and APB No. 25, the difference between the exercise price and the market price on the date of grant is required to be treated as a non-cash compensation expense and amortized over the vesting period of the Equity Shares underlying the stock purchase rights. Under U.S. GAAP, since fiscal 1995 the Company has recognized non-cash compensation expense in connection with the grant of stock purchase rights under the ESOP. In fiscal 1998, the Company recognized $2.6 million in non-cash compensation expense in connection with stock purchase rights granted under the ESOP, including a non-cash compensation expense of $1.6 million recognized in the third quarter. Charges were higher in that quarter because additional Equity Shares were issued to participants in the ESOP as part of the Company's 1997 stock dividend. Since these additional Equity Shares were not subject to vesting, the non-cash compensation expense for such shares was accelerated in one quarter rather than amortized over the remaining vesting period.

  The Company expects to recognize substantial deferred stock compensation expense in the fourth quarter of fiscal 1999, primarily as a result of the stock dividend declared in December 1998 with a record date of March 5, 1999. As in fiscal 1998, the Equity Shares issued to ESOP participants in connection with the stock dividend will not be subject to vesting, and, as a result, one-half of the deferred stock compensation expense that would have been amortized over the remaining vesting periods for the Equity Shares issued under the ESOP will be accelerated in the fourth quarter of fiscal 1999. As a result, the Company expects to recognize deferred stock compensation expense in the approximate amounts of $13.7 million for the fourth quarter of fiscal 1999 and $16.1 million for fiscal 1999. The size of this charge may cause the Company to report negative operating income and negative net income for the fourth quarter of fiscal 1999 for purposes of U.S. GAAP.

  The Company may recognize additional deferred stock compensation expense in the fourth quarter of fiscal 1999 to the extent that additional stock purchase rights are granted in that quarter. As of December 31, 1998, the Trust held 208,800 Equity Shares reserved for issuance upon the exercise of stock purchase rights which had not yet been granted but are expected to be granted in the future. Any such grants will cause the Company to recognize deferred stock compensation expense in amounts that will depend on the market value of the Equity Shares on the dates such grants are made. See "Risk Factors--Effect of Deferred Stock Compensation Expense Under U.S. GAAP; Loss Expected to be Reported for Fourth Quarter of Fiscal 1999."

  The grant of stock purchase rights under the ESOP does not generate any tax benefit or deduction under Indian or U.S. law.

Investment in Yantra Corporation

  Prior to October 20, 1998, the Company owned a majority of the voting stock of Yantra which develops and markets an open system software package for warehouse management. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the Company's consolidated financial statements. For fiscal 1998 and for the nine months ended December 31, 1998, the Yantra losses recognized in the Company's consolidated financial statements were $1.6 million and $2.0 million, respectively. On October 20, 1998, the Company sold a portion of the Yantra shares held by the Company, thereby reducing the Company's interest to less than one-half of the voting stock of Yantra. As a result, Yantra's results after October 20, 1998 will not be recognized in the Company's consolidated financial statements under U.S. GAAP. Yantra's revenues were $1.3 million and $2.0 million for fiscal 1998 and the nine months ended December 31, 1998, respectively, while gross profits were $574,000 and $546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the Company's consolidated revenues for fiscal 1998 and for the nine months ended December 31, 1998, respectively. Yantra's gross profits were 2.0% and 1.4% of the Company's consolidated gross profits for fiscal 1998 and for the nine months ended December 31, 1998, respectively. No minority interest has been recorded because all of the common stock is owned by the Company.

Principles of Currency Translation

  In fiscal 1998, over 90% of the Company's revenues were generated in U.S. dollars and European currencies. A majority of the Company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the Company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the date the revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period.

  For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as other comprehensive income, a separate component of shareholders' equity.

  The Company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the Company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the Company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. See "Risk Factors--Risks Related to Investments in Indian Securities."

Results of Operations

  The following table sets forth certain operating data as a percentage of revenues for the periods indicated:

                                                                  Nine Months
                                                                     Ended
                               Fiscal Year Ended March 31,       December 31,
                              ---------------------------------  --------------
                              1994   1995   1996   1997   1998    1997    1998
                              -----  -----  -----  -----  -----  ------  ------
Revenues....................  100.0% 100.0% 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of revenues............   59.0   58.6   58.8   57.1   58.8    58.4    54.6
                              -----  -----  -----  -----  -----  ------  ------
Gross profit................   41.0   41.4   41.2   42.9   41.2    41.6    45.4
Operating expenses:
  Selling, general and
   administrative expenses..   13.8   18.5   16.4   17.7   19.3    18.8    15.9
  Amortization of deferred
   stock compensation
   expense..................    0.0    0.3    1.4    1.9    3.8     4.4     2.8
                              -----  -----  -----  -----  -----  ------  ------
    Total operating ex-
     penses.................   13.8   18.8   17.8   19.6   23.1    23.2    18.7
                              -----  -----  -----  -----  -----  ------  ------
Operating income............   27.2   22.6   23.4   23.3   18.1    18.4    26.7
Other income, net...........    3.4    4.1    5.5    1.9    1.2     1.3     1.4
                              -----  -----  -----  -----  -----  ------  ------
Income before income taxes..   30.6   26.7   28.9   25.2   19.3    19.7    28.1
Provision for income taxes..    2.6    4.9    3.4    3.3    1.1     2.0     4.1
Subsidiary preferred stock
 dividends..................    --     --     --     --     0.1     0.1     0.2
                              -----  -----  -----  -----  -----  ------  ------
Net income..................   28.0%  21.8%  25.5%  21.9%  18.1%   17.6%   23.8%
                              =====  =====  =====  =====  =====  ======  ======

Nine Months Ended December 31, 1998 Compared to Nine Months Ended December 31, 1997

  Revenues. Revenues were $86.1 million for the nine months ended December 31, 1998, representing an increase of 77.9% over revenues of $48.4 million for the nine months ended December 31, 1997. Revenues continued to increase in all aspects of the Company's services. Custom software development, maintenance and software development through OSDCs represented a substantial majority of the Company's revenues. The increase in revenues was attributable in part to a substantial increase in revenues from certain existing clients and revenues from new clients, particularly in the manufacturing and financial services industries. The revenue growth was also attributable to increases in revenues from Year 2000 conversion projects, which represented 21.4% of revenues for the nine months ended December 31, 1998 as compared to 23.0% of revenues for the nine months ended December 31, 1997. This revenue increase was partially offset by a reduction in sales of the BANCS 2000 product resulting from a slow-down of computerization activities by Indian banks. Net sales of BANCS 2000 and other products represented 4.3% of revenues for the nine months ended December 31, 1998 as compared to 7.0% for the nine months ended December 31, 1997. Revenues from services represented 95.7% of revenues for the nine months ended December 31, 1998 as compared to 93.0% for the nine months ended December 31, 1997. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 36.3% and 63.7%, respectively, of revenues for the nine months ended December 31, 1998 as compared to 33.2% and 66.8%, respectively, for the same period in fiscal 1997. Revenues from North America and Europe represented 82.5% and 9.6%, respectively, of revenues for the nine months ended December 31, 1998 as compared to 80.9% and 9.0%, respectively, for the same period in fiscal 1997.

  Cost of Revenues. Cost of revenues was $47.0 million for the nine months ended December 31, 1998, representing an increase of 66.2% over cost of revenues of $28.3 million for the nine months ended December 31, 1997. Cost of revenues represented 54.6% and 58.4% of revenues for the nine months ended December 31, 1998 and 1997, respectively. This marginal decrease as a percentage of revenues was attributable to a favorable business mix and a decrease in depreciation and software expenses, which represented 9.3% of total revenues in the nine months ended December 31, 1998 as compared to 12.0% of total revenues for the same period in fiscal 1997. The decrease was partially offset by an increase in compensation rates. Cost of revenues for services represented 53.9% and 57.9% of revenues for services for the nine months ended December 31, 1998 and 1997, respectively. Cost of revenues for product sales represented 70.8% and 65.9% of revenues for product sales for the nine months ended December
31, 1998 and 1997, respectively.

  Gross Profit. As a result of the foregoing, gross profit was $39.1 million for the nine months ended December 31, 1998, representing an increase of 94.2% over gross profit of $20.1 million for the same period in 1997. This increase was attributable to a favorable business mix and a decrease in depreciation and software expenses as a percentage of revenues due to improved infrastructure utilization. As a percentage of revenues, gross profit increased to 45.4% for the nine months ended December 31, 1998 from 41.6% for the same period in fiscal 1997. Gross profit from sales of BANCS 2000 and other products was $1.1 million for the nine months ended December 31, 1998, a decrease of 6.4% from gross profit of $1.2 million for the nine months ended December 31, 1997. Gross profit from services was $38.0 million for the nine months ended December 31, 1998, an increase of 100.3% over gross profit of $18.9 million for the nine months ended December 31, 1997. As a percentage of product revenues, gross profit from product sales decreased 4.9% for the nine months ended December 31, 1998 from 34.1% for the nine months ended
December 31, 1997. As a percentage of service revenues, gross profit from services increased 4.0% for the nine months ended December 31, 1998 from 42.1% for the nine months ended December 31, 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.7 million for the nine months ended
December 31, 1998, an increase of 50.5% over selling, general and administrative expenses of $9.1 million for the nine months ended December 31, 1997. Selling, general and administrative expenses were 15.9% and 18.8% of revenues for the nine months ended December 31, 1998 and 1997, respectively. This decrease as a percentage of revenues was a result of the Company's ability to leverage its higher revenues in 1998 without a proportionate increase in management, finance, administrative and occupancy costs. Salaries for support staff represented 4.4% of revenues and rent and office maintenance represented 2.5% of revenues for the nine months ended December 31, 1998 as compared to 5.1% and 3.7%, respectively, for the same period in fiscal 1997.

  Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $2.4 million for the nine months ended December 31, 1998, an increase of 14.2% over amortization of deferred stock compensation expense of $2.1 million for the nine months ended December 31, 1997. Compensation expense increased for new grants of stock purchase rights in part because of the rising market price of the Equity Shares and in part because of an increase in the number of stock purchase rights that were granted. The increase in deferred stock compensation expense also reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

  Operating Income. As a result of the foregoing, operating income was $23.0 million for the nine months ended December 31, 1998, an increase of 157.7% over operating income of $8.9 million for the nine months ended December 31, 1997. As a percentage of revenues, operating income increased to 26.7% for the nine months ended December 31, 1998 from 18.4% for the same period in 1997. Excluding the amortization of deferred stock compensation expense, the operating margin would have been 29.5% for the nine months ended December 31, 1998 as compared to 22.7% for the same period in fiscal 1997.

  Other Income. Other income was $1.2 million for the nine months ended December 31, 1998 as compared to $606,000 for the nine months ended
December 31, 1997. This increase in other income was due to an increase in interest income resulting from investment of larger cash balances and income from the sale of Yantra preferred stock, offset in part by a decrease in income from the sale of Special Import Licenses in the nine months ended December 31, 1998, as compared to the nine months ended December 31, 1997.

  Provision for Income Taxes. Provision for income taxes was $3.5 million for the nine months ended December 31, 1998 as compared to $977,000 for the nine months ended December 31, 1997. The Company's effective tax rate increased to 14.6% for the nine months ended December 31, 1998 as compared to 10.3% for the same period in 1997. The effective tax rate increased due to an increase in foreign tax liabilities, offset in part by a decrease resulting from a higher proportion of the Company's operations qualifying for Indian tax exemptions applicable to designated Software Technology Parks.

  Net Income. As a result of the foregoing, net income was $20.5 million for the nine months ended December 31, 1998, an increase of 141.0% over net income of $8.5 million for the nine months ended December 31, 1997. As a percentage of revenues, net income increased to 23.8% for the nine months ended December 31, 1998 from 17.6% for the same period in 1997.

Fiscal Year Ended March 31, 1998 Compared to Fiscal Year Ended March 31, 1997

  Revenues. Revenues were $68.3 million for fiscal 1998, representing an increase of 72.6% over revenues of $39.6 million for fiscal 1997. This increase was attributable in part to significant increases in revenues from Year 2000 conversion projects, which represented 23.3% of revenues for fiscal 1998 as compared to 7.5% of revenues for fiscal 1997. The revenue growth in fiscal 1998 included a substantial increase in revenues from existing clients, particularly in the retail industry, as well as revenues from new clients, particularly in the financial services and telecommunications industries. This increase was partially offset by a reduction in sales of the BANCS 2000 product resulting from a slow-down of computerization activities by Indian banks. Net sales of BANCS 2000 and other products represented 5.4% of revenues for fiscal 1998 as compared to 12.7% for fiscal 1997. Revenues from services represented 94.6% of revenues for fiscal 1998 as compared to 87.3% for fiscal 1997. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 35.8% and 64.2%, respectively, of revenues for fiscal 1998 as compared to 37.0% and 63.0%, respectively, for fiscal 1997. North America and Europe represented 82.3% and 9.0%, respectively, of revenues for fiscal 1998 as compared to 78.5% and 8.2%, respectively, for fiscal 1997.

  Cost of Revenues. Cost of revenues was $40.2 million for fiscal 1998, representing an increase of 77.6% over cost of revenues of $22.6 million for fiscal 1997. Cost of revenues represented 58.8% and 57.1% of revenues for fiscal 1998 and 1997, respectively. This marginal increase as a percentage of revenues is attributable to an increase in depreciation and software expenses, which represented 12.5% of total revenues for fiscal 1998 as compared to 10.4% for fiscal 1997. The increase was partially offset by a favorable business mix, especially in certain fixed-price, fixed-time frame services. Cost of revenues for services represented 58.9% and 57.1% of revenues for services for fiscal 1998 and 1997, respectively. Cost of revenues for product sales represented 57.2% and 57.3% of revenues for product sales for fiscal 1998 and 1997, respectively.

  Gross Profit. As a result of the foregoing, gross profit was $28.2 million for fiscal 1998, representing an increase of 66.0% over gross profit of $17.0 million for fiscal 1997. As a percentage of revenues, gross profit decreased to 41.2% for fiscal 1998 from 42.9% for fiscal 1997. Gross profit from sales of BANCS 2000 and other products was $1.7 million for fiscal 1998, a decrease of 22.7% from gross profit of $2.2 million for fiscal 1997. Gross profit from services was $26.4 million for fiscal 1998, an increase of 78.4% over gross profit of $14.8 million for fiscal 1997. As a percentage of product revenues, gross profit from product sales increased 0.1% for fiscal 1998 from 42.7% for fiscal 1997. As a percentage of service revenues, gross profit from services decreased 1.8% for fiscal 1998 from 42.9% for fiscal 1997.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $13.2 million for fiscal 1998, an increase of 88.7% over selling, general and administrative expenses of $7.0 million for fiscal 1997. Selling, general and administrative expenses were 19.4% and 17.7% of revenues for fiscal 1998 and 1997, respectively. This increase as a percentage of revenues was a result of an increase in salaries for administrative and support staff and an increase in rent and other expenses as the Company expanded the number of sales offices and offshore software development facilities. Salaries for support staff represented 5.5% of revenues and rent and office maintenance represented 3.6% of revenues for fiscal 1998 as compared to 4.7% and 2.9%, respectively, for fiscal 1997.

  Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $2.6 million for fiscal 1998, an increase of 234.2% over amortization of deferred stock compensation expense of $768,000 for fiscal 1997. The expense recorded in fiscal 1998 included a charge of

$1.6 million recognized in the third quarter of the year. Compensation expense was higher in that quarter because Equity Shares issued to participants in the ESOP in connection with the Company's 1997 stock dividend were not subject to vesting, and accordingly, the compensation expense related to such shares was recognized in one quarter rather than amortized over five years. Amortization of deferred stock compensation expense was 3.8% of revenues in fiscal 1998 as compared to 1.9% of revenues in fiscal 1997.

  Operating Income. As a result of the foregoing, operating income was $12.4 million for fiscal 1998, an increase of 34.7% over operating income of $9.2 million for fiscal 1997. As a percentage of revenues, operating income decreased to 18.0% for fiscal 1998 from 23.3% for fiscal 1997. Excluding the amortization of deferred stock compensation expense, the operating margin would have been 21.8% for fiscal 1998 as compared to 25.2% for fiscal 1997.

  Other Income. Other income was $801,000 for fiscal 1998 as compared to $769,000 for fiscal 1997 as a result of an increase in interest income.

  Provision for Income Taxes. Provision for income taxes was $770,000 for fiscal 1998 as compared to $1.3 million for fiscal 1997. The Company's effective tax rate decreased to 5.8% for fiscal 1998 as compared to 13.3% for fiscal 1997. The effective tax rate declined as a higher proportion of the Company's operations qualified for Indian tax exemptions applicable to designated Software Technology Parks.

  Net Income. As a result of the foregoing, net income was $12.4 million for fiscal 1998, an increase of 43.6% over net income of $8.6 million for fiscal 1997. As a percentage of revenues, net income decreased to 18.1% for fiscal 1998 from 21.9% for fiscal 1997.

Fiscal Year Ended March 31, 1997 Compared to Fiscal Year Ended March 31, 1996

  Revenues. Revenues were $39.6 million for fiscal 1997, representing an increase of 48.8% over revenues of $26.6 million for fiscal 1996. This increase was attributable to: the commencement of Year 2000 conversion projects, which represented approximately 7.5% of revenues for fiscal 1997; a substantial increase in revenues, from 21.9% to 27.4% of total revenues, from certain existing clients using the Company's dedicated OSDCs; and an increase in the number of new clients. This increase was partially offset by a reduction in sales to the Company's then largest client, from 21.5% of revenues for fiscal 1996 to 6.7% of revenues for fiscal 1997, as the Company chose to reduce its services rather than to accept price reductions and increases in Company resources sought by the client. Net sales of BANCS 2000 and other products represented 12.7% of total revenues for fiscal 1997, as compared to 10.2% for fiscal 1996. Revenues from services represented 87.3% of total revenues for fiscal 1997 as compared to 89.8% for fiscal 1996. Revenues from fixed-price, fixed-time frame contracts and from time-and materials contracts represented 37.0% and 63.0%, respectively, of revenues for fiscal 1997 as compared to 24.0% and 76.0%, respectively for fiscal 1996. Revenues from North America and Europe represented 78.5% and 8.2%, respectively, of revenues for fiscal 1997 as compared to 76.0% and 10.8%, respectively, for fiscal 1996.

  Cost of Revenues. Cost of revenues was $22.6 million for fiscal 1997, representing an increase of 44.6% over cost of revenues of $15.6 million for fiscal 1996. Cost of revenues represented 57.1% and 58.8% of revenues for fiscal 1997 and 1996, respectively. This marginal decrease as a percentage of revenues was attributable to a decrease in depreciation and software expenses which represented 10.4% of total revenues for fiscal 1997 and 13.6% of total revenues for fiscal 1996. The decrease was partially offset by an increase in certain lower margin businesses. Cost of revenues for services represented 57.1% and 57.6% of revenues for services for fiscal 1997 and 1996, respectively. Cost of revenues for product sales represented 57.3% and 69.0% of revenues for product sales for fiscal 1997 and 1996, respectively.

  Gross Profit. As a result of the foregoing, gross profit was $17.0 million for fiscal 1997, representing an increase of 54.7% over gross profit of $11.0 million for fiscal 1996. As a percentage of revenues, gross profit increased to 42.9% for fiscal 1997 from 41.2% for fiscal 1996. Gross profit from sales of BANCS 2000 and other products was $2.2 million for fiscal 1997, an increase of 161.9% over gross profit of $841,000 for fiscal

1996. Gross profit from services was $14.8 million for fiscal 1997, an increase of 46.5% over gross profit of $10.1 million for fiscal 1996. As a percentage of product revenues, gross profit from product sales increased 11.7% for fiscal 1997 from 31.0% for fiscal 1996. As a percentage of service revenues, gross profit from services increased 0.5% for fiscal 1997 from 42.4% for fiscal 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $7.0 million for fiscal 1997, an increase of 61.1% over selling, general and administrative expenses of $4.4 million for fiscal 1996. Selling, general and administrative expenses were 17.7% and 16.4% of revenues for fiscal 1997 and 1996, respectively. This increase as a percentage of revenues was due to rental increases and other expenses resulting from growth in the number of sales offices. This increase was partially offset by increased leverage of support staff. Salaries for support staff were 4.7% of revenues and rent and office maintenance were 2.9% of revenues for fiscal 1997 as compared to 6.4% and 1.8%, respectively, for fiscal 1996.

  Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $768,000 for fiscal 1997, an increase of 112.7% over amortization of deferred stock compensation expense of $361,000 for fiscal 1996. Compensation expense increased for new grants of stock purchase rights in part because of the rising market price of the Equity Shares and in part because of an increase in the number of stock purchase rights that were granted. The increase in deferred stock compensation expense also reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

  Operating Income. As a result of the foregoing, operating income was $9.2 million for fiscal year 1997, an increase of 46.9% over operating income of $6.3 million for fiscal 1996. As a percentage of revenues, operating income remained relatively constant at 23.2% for fiscal 1997 from 23.5% for fiscal 1996. Excluding the amortization of deferred stock compensation expense, the operating margin would have been 25.2% for fiscal 1997 as compared to 24.9% for fiscal 1996.

  Other Income. Other income was $769,000 for fiscal 1997 as compared to $1.5 million for fiscal 1996. This decrease was attributable to a decline in interest rates on cash investments.

  Provision for Income Taxes. Provision for income taxes was $1.3 million for fiscal 1997 as compared to $894,000 for fiscal 1996. The Company's effective tax rate increased to 13.3% for fiscal 1997 as compared to 11.6% for fiscal 1996. This increase in the effective tax rate was attributable to an increase in the proportion of income subject to U.S. taxes as well as an increase in Indian tax assessments for prior years.

  Net Income. As a result of the foregoing, net income was $8.6 million for fiscal 1997, an increase of 26.6% over net income of $6.8 million for fiscal 1996. As a percentage of revenues, net income decreased to 21.9% for fiscal 1997 from 25.5% for fiscal 1996.

Quarterly Results of Operations

  The following table presents certain unaudited quarterly statements of operations data for each of the ten quarters from July 1, 1996 through December 31, 1998. The information relating to these quarters is qualified by reference to the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                          Quarter Ended
                          ---------------------------------------------------------------------------------------
                               Fiscal 1997                    Fiscal 1998                     Fiscal 1999
                          ------------------------  ----------------------------------  -------------------------
                          Sep 30  Dec 31   Mar 31   Jun 30   Sep 30   Dec 31   Mar 31   Jun 30   Sep 30   Dec 31
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
                                                      (In thousands)
Revenues................  $9,515  $10,326  $12,302  $12,791  $16,849  $18,773  $19,917  $23,939  $28,874  $33,289
Cost of revenues........   5,513    5,801    6,417    7,548    9,901   10,832   11,876   13,839   16,500   16,664
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Gross profit............   4,002    4,525    5,885    5,243    6,948    7,941    8,041   10,100   12,374   16,625
Operating expenses:
 Selling, general and
  administrative
  expenses..............   1,235    2,200    2,272    2,481    3,168    3,458    4,118    4,419    4,547    4,741
 Amortization of
  deferred stock
  compensation expense..     167      234      234      234      234    1,637      462      462      461    1,481
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............   1,402    2,434    2,506    2,715    3,402    5,095    4,580    4,881    5,008    6,222
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Operating income........   2,600    2,091    3,379    2,528    3,546    2,846    3,461    5,219    7,366   10,403
Other income, net.......     179      390       32      135      348      123      195      241      149      821
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income before income
 taxes..................   2,779    2,481    3,411    2,663    3,894    2,969    3,656    5,460    7,515   11,224
Provision (benefit) for
 income taxes...........     390      217      442      493      260      224     (207)     650    1,280    1,602
Subsidiary preferred
 stock dividends........     --       --       --       --       --        34       34       34       76       41
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net income..............  $2,389  $ 2,264  $ 2,969  $ 2,170  $ 3,634  $ 2,711  $ 3,829  $ 4,776  $ 6,159  $ 9,581
                          ======  =======  =======  =======  =======  =======  =======  =======  =======  =======

  The following table sets forth certain quarterly financial information as a percentage of revenues:

                                                          Quarter Ended
                          ---------------------------------------------------------------------------------------
                               Fiscal 1997                    Fiscal 1998                     Fiscal 1999
                          ------------------------  ----------------------------------  -------------------------
                          Sep 30  Dec 31   Mar 31   Jun 30   Sep 30   Dec 31   Mar 31   Jun 30   Sep 30   Dec 31
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Revenues................   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues........    57.9     56.2     52.2     59.0     58.8     57.7     59.6     57.8     57.1     50.1
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Gross profit............    42.1     43.8     47.8     41.0     41.2     42.3     40.4     42.2     42.9     49.9
Operating expenses:
 Selling, general and
  administrative
  expenses..............    13.0     21.3     18.5     19.4     18.8     18.4     20.7     18.5     15.7     14.2
 Amortization of
  deferred stock
  compensation expense..     1.8      2.3      1.9      1.8      1.4      8.7      2.3      1.9      1.6      4.5
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
 Total operating ex-
  penses................    14.8     23.6     20.4     21.2     20.2     27.1     23.0     20.4     17.3     18.7
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Operating income........    27.3     20.2     27.4     19.8     21.0     15.2     17.4     21.8     25.6     31.2
Other income, net.......     1.9      3.8      0.3      1.1      2.1      0.7      1.0      1.0      0.5      2.5
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Income before income
 taxes..................    29.2     24.0     27.7     20.9     23.1     15.9     18.4     22.8     26.1     33.7
Provision (benefit) for
 income taxes...........     4.1      2.1      3.6      3.9      1.5      1.3     (1.0)     2.7      4.4      4.8
Subsidiary preferred
 stock dividends........     --       --       --       --       --       0.2      0.2      0.1      0.3      0.1
                          ------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net income..............    25.1%    21.9%    24.1%    17.0%    21.6%    14.4%    19.0%    20.0%    21.4%    28.8%
                          ======  =======  =======  =======  =======  =======  =======  =======  =======  =======

  The Company's operating results historically have fluctuated and may in the future continue to fluctuate depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the Company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the Company's success in expanding its sales and marketing programs; and currency exchange rate fluctuations and other general economic factors. A high percentage of the Company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  The increase in gross profit for the three months ended December 31, 1998, as compared to the three months ended September 30, 1998, is attributable to a decrease in software expenses, a decrease in other cost of revenues, the deconsolidation of Yantra's results after October 20, 1998 and a favorable business mix for the Company's services. Software expenses decreased to $0.45 million, representing 1.4% of revenues, for the three months ended December 31, 1998 as compared to $1.44 million, representing 5.0% of revenues, for the three months ended September 30, 1998. The software expenses decreased in the third quarter of fiscal 1999 because the Company completed a substantial portion of its annual software purchases in the second quarter of fiscal 1999. Other costs of revenues also decreased in the third quarter of fiscal 1999, including computer maintenance and consumables and the provision for post-sales customer support, which together represented 0.8% of revenues for the three months ended December 31, 1998, as compared to 2.7% of revenues for the three months ended September 30, 1998. The provision for post-sales customer support in the second quarter of fiscal 1999 included a one-time charge for a change in the estimate of warranty expenses for the Company's fixed-price, fixed-time frame contracts. The Company's gross margin was also increased in the third quarter of fiscal 1999 by the deconsolidation of Yantra's cost of revenues after October 20, 1998. Yantra's gross profit in the second quarter of fiscal 1999 and through October 20, 1998 was approximately 24.0%. Yantra's cost of revenues were $0.21 million, representing 0.62% of the Company's revenues, for the three months ended December 31, 1998 as compared to $0.43 million, representing 1.5% of revenues, for the three months ended September 30, 1998. Additionally, the Company experienced a favorable business mix in the three months ended December 31, 1998, as well as improved employee utilization following the completion of the Company's annual training course for new hires.

  Fluctuations in other income, net are caused by the timing of the sale of Special Import Licenses and by changes in interest income which are influenced by the amount under investment as well as by interest rates. For example, other income declined from the third to the fourth quarter of fiscal 1997 due to a decrease of $136,000 of income from the sale of Special Import Licenses and a decrease of $211,000 in interest income. Fluctuations in income taxes are caused not only by the timing of Indian tax exemptions and the proportion of services performed in Software Development Parks, but also by the proportion of domestic income and non-operating income, which is not subject to tax exemptions, to export income. For example, income taxes increased from a benefit of $207,000 for the fourth quarter of fiscal 1998 to a provision of $3.5 million for the nine months ending December 31, 1998 as a result of an increase in domestic sales of the BANCS 2000 product, an increase in non-operating income and a higher provision for foreign taxes in the amount of $300,000, $675,000 and $2.7 million relating to fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively.

Liquidity and Capital Resources

  The Company has been financed by cash generated from operations and, to a lesser extent, the proceeds of equity issuances and borrowings. In 1993, the Company raised approximately $4.4 million in gross aggregate proceeds from the sale of the Company's Equity Shares in its initial public offering on the Indian Stock Exchanges. In 1994, the Company raised an additional $7.7 million through private placements of its Equity Shares with foreign institutional investors. At December 31, 1998, the Company had $22.8 million in cash and cash equivalents, $36.1 million in working capital and no outstanding bank borrowings. At December 31, 1998, the Company had an aggregate of $1.2 million in working capital lines of credit from two commercial banks.

  Net cash provided by operating activities was $9.4 million, $17.2 million and $25.0 million in fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively. Net cash provided by operations consisted primarily of net income, offset in part by an increase in accounts receivable. In recent years, accounts receivable have increased at a rate faster than sales. Accounts receivable as a percentage of revenues, represented 12.6%, 15.0% and 18.5%, for fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively. In recent years, the average days outstanding of accounts receivable has increased in the 31-60, 61-90 and greater than 90 day aging periods and decreased in the 0-30 day aging period. The Company believes that this is due to an increasing portion of its revenues being represented by large accounts with large companies, which tend to have better cash management practices than smaller accounts. The Company believes these large companies utilize their cash management expertise to take advantage of the entire payment period. The Company does not expect significant additional increases in the average days outstanding of its accounts receivable. The Company's policy on accounts receivable includes a periodic review of all outstanding accounts receivable. The Company examines, among other things: the age, amount and quality of the account receivable; the relationship with, size of and history of the client; and the quality of service performed for a client to determine the classification of an account receivable. Upon its review, the Company will classify the accounts into secured and unsecured or doubtful accounts. The Company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days.

  Prepaid expenses and other current assets increased by $1.2 million, $925,000 and $1.6 million during fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998. The increase during fiscal 1997 was primarily due to an increase in rental deposits for new software development centers. The increases during fiscal 1998 and the nine months ended December 31, 1998 were primarily due to loans to employees, which increased by $481,000 and $708,000, respectively.

  Unearned revenue during the nine months ended December 31, 1998 consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not incurred in such period.

  Net cash used in investing activities was $4.6 million, $8.4 million and $11.9 million in fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively. Net cash used in investing activities in fiscal 1997 consisted primarily of $7.2 million for property, plant and equipment offset by sales of equity investments in other companies and in mutual funds. Net cash used in investing activities in fiscal 1998 and the nine months ended December 31, 1998 consisted primarily of $7.9 million and $11.6 million, respectively, for property, plant and equipment. Since the planned facilities expansion will significantly increase the Company's fixed costs, the Company's results of operations will be materially adversely affected if the Company is unable to grow its business proportionately.

  Publicly-traded Indian companies customarily pay dividends. The Company declared dividends of $1.1 million for fiscal 1997, which were paid partly in fiscal 1997 and partly in fiscal 1998; declared dividends of $1.5 million for fiscal 1998, which were paid partly in fiscal 1998 and partly in fiscal 1999; and to date have declared dividends of $1.0 million for fiscal 1999. See "Dividend Policy."

  As of December 31, 1998, the Company had contractual commitments for capital expenditures of $6.3 million and had budgeted aggregate capital expenditures of $32.4 million for the fourth quarter of fiscal 1999 through fiscal 2000, to acquire, build and equip new facilities in India and other regions including potentially Southeast Asia, Latin America and Europe. The Company has not yet made contractual commitments for the majority of its budgeted capital expenditures and there can be no assurance that the Company will not significantly alter or reduce its proposed expansion plans. See "Business-- Facilities." The Company believes that the proceeds of the Offering together with existing cash and cash equivalents and funds generated from operations will be sufficient to meet the Company's operating requirements through fiscal 2000. See "Use of Proceeds."

Income Tax Matters

  The Company benefits from certain significant tax incentives provided to software firms under the Indian tax laws. These incentives presently include:
(i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). Under present law, the Export Deduction remains available after expiration of the STP Tax Holiday. All but one of the Company's software development facilities are located in a designated Software Technology Park. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the Company well below statutory rates, and the Company expects this trend to continue absent a change in policy by the Government of India. There is no assurance that the Government of India will continue to provide these incentives. The Company pays corporate income tax in foreign countries on income derived from operations in those countries. See "Risk Factors--Risks Related to Investments in Indian Securities--Government of India Incentives and Regulation."

Effects of Inflation

  The Company's most significant costs are the salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the Company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the Company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the Company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the Company will be able to recover cost increases through increases in the prices that it charges for its services in the United States. See "Risk Factors--Dependence on Skilled Personnel; Risks of Wage Inflation" and "--Fixed-Price, Fixed-Time Frame Contracts."

Year 2000 Compliance

  Many existing computer systems, software applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless modified so that they can correctly process data related to the year 2000 and beyond. As a result, during the last three years, the Company has continued to assess the impact that the Year 2000 problem may have on its operations and has identified the following areas of its business that may be affected:

  Client IT Services and Products. The Company has evaluated each of its IT services and software products and believes that each is substantially Year 2000 compliant. In making such evaluations, the Company has utilized its experience in providing Year 2000 compliance services to its clients.

  Internal Infrastructure. The Year 2000 problem could affect the systems, transaction processing, computer applications and devices used by the Company to operate and monitor all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll), customer services, infrastructure, materials requirement planning, master project scheduling, networks and telecommunications systems. The Company believes that it has identified the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company has converted its financial applications software to programs certified by the suppliers as Year 2000 compliant and is currently in the process of modifying and upgrading all other affected systems. The Company expects to complete this process by early 1999. All costs associated with carrying out the Company's plan for the Year 2000 problem are being expensed as incurred and have not been significant to date. The Company believes the total of such costs will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Third Party Suppliers. The Company relies directly and indirectly on systems utilized by its suppliers for telecommunications, utilities, electronic hardware and software applications. Pursuant to its service delivery model, the Company must maintain active voice and data communications between its main offices in Bangalore, the offices of its clients and its other software development facilities. Although the Company maintains redundant software facilities and satellite communications links, any sustained disruption of the Company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the Company's business, results of operations and financial condition. To assess supplier Year 2000 readiness, the Company has sent two separate questionnaires to a majority of its third party suppliers and believes that it will complete this assessment process by early 1999. While the Company expects to resolve any significant Year 2000 problems with its suppliers in a timely manner, there can be no assurance that these suppliers will not encounter delays or unforeseen problems that affect their service to the Company. The Company currently believes that any required upgrades, modifications or replacements of these third party systems will be fulfilled without cost to the Company and will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Facilities. Systems such as air conditioning and security systems at the Company's facilities may also be affected by the Year 2000 problem. The Company is currently assessing the potential effects of and costs of upgrading and modifying these systems. The Company estimates that the total cost to the Company of completing any required upgrades, modifications or replacements of these systems will not have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company is currently developing contingency plans to address the Year 2000 issues that may pose a risk to its operations and expects such plans to be completed by mid-1999. Such plans may include accelerated replacement of affected systems or software, temporary use of redundant or back-up systems or the implementation of manual procedures. The Company believes that the most reasonably likely worst case scenario should Infosys not achieve Year 2000 Compliance is the intermittent or temporary disruption in telecommunications, which could cause inefficiencies and delays, particularly, delays in providing support services to clients. To minimize the impact of any potential telecommunications disruptions, the Company is also considering temporary measures such as placing additional IT professionals at client sites. In assessing the worst case scenario, the Company has taken into account the nature of its operations as well as the availability of its IT professionals to attend to any internal problems that may arise. There can be no assurance that any contingency plans implemented by the Company would be adequate to meet the Company's needs without materially impacting its operations, that any such plan would be successful or that the Company's business, results of operations and financial condition would not be materially adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

  The information above contains forward-looking statements which reflect the current views of the Company with respect to Year 2000 compliance of the Company's internal systems and third party suppliers, and the related costs and potential impact on the Company's financial performance. As indicated above, these assessments may ultimately prove to be inaccurate. See "Risk Factors--Infrastructure and Potential Disruption in Telecommunications" and "--Year 2000 Compliance."

Accounting Pronouncements

  The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of SFAS No. 133 on its consolidated financial statements.

  The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development of internal-use software be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company estimates that all software acquired for internal use has a relatively short useful life, usually less than one year. The Company, therefore, currently charges to income the cost of acquiring such software entirely at the time of acquisition. The Company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its consolidated financial statements.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

Overview

  The Company, one of India's leading IT services companies, utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the Company has 11 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The Company's services, which may be offered on a fixed-price, fixed-time frame or time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated OSDCs for certain clients. In each of its service offerings, the Company assumes full project management responsibility in order to strengthen client relationships, offer higher value-added services and enhance its profitability. In addition, the Company develops and markets certain Company-owned software products. As a result of its extensive network of offshore software development facilities, its quality systems, its disciplined processes and its significant investment in people, the Company has built a platform from which it has been able to achieve significant growth to date. The Company completed its initial public offering on the Bangalore Stock Exchange in 1993. From fiscal 1994 to fiscal 1998, the Company experienced compound annual revenue and net income growth rates of 63.6% and 46.8%, respectively, and grew from approximately 480 IT professionals to approximately 2,200.

  Through its worldwide sales headquarters in Fremont, California and 16 other sales offices located in the United States, Canada, the United Kingdom, Germany, Japan and India, the Company markets its services to large IT-intensive businesses. During fiscal 1998, the Company derived 82.3% of its revenues from North America, 9.0% from Europe and 2.6% from India. While the Company derives its revenues primarily from the United States, Infosys maintains a diversified client base, with its largest client representing 10.5% of fiscal 1998 revenues. As of December 31, 1998, the Company had approximately 130 clients. This diversified client base is comprised primarily of Fortune 500 companies and other multinational companies. Clients include Bell Atlantic Corporation, NCR Corporation, Nordstrom, Inc., Southern California Edison Company, Goldman, Sachs & Co., Northern Telecom Limited, Salomon S.A. and Toshiba Corporation. During fiscal 1998 and for the nine months ended December 31, 1998, these clients accounted for 34.8% and 28.7%, respectively, of the Company's revenues. As a result of its commitment to quality and client service, the Company enjoys a high level of repeat business. For fiscal 1997 and 1998, existing clients from the previous fiscal year generated 82.3% and 83.1%, respectively, of the Company's revenues.

  The Company was incorporated in 1981 by seven founders who shared a vision to build a world class IT services organization based upon the principles of leadership, innovation and integrity. Six of these original founders have remained with the Company and, together with other members of the Company's management council, have pursued their vision to pioneer the offshore software development model, adopt progressive employee-oriented practices and set new standards in India for investor relations. In recognition of its efforts, the Company was voted "Best Managed Company" in India by Asiamoney in each of the last two years was selected as the "Company of the Year" by the Economic Times Awards for Corporate Excellence and was awarded the Silver Shield in each of the last three years by the Institute of Chartered Accountants of India as the Indian company with the best presentation of financial statements by a non-financial company. Management believes that this reputation for leadership and innovation and the recognition it has received has been and will continue to be a key competitive advantage, particularly in attracting and retaining the highest quality IT professionals. As evidence of this, during fiscal 1998, the Company received approximately 70,870 job applications, tested approximately 21,350 applicants, interviewed approximately 5,800 and extended job offers to approximately 1,790, of whom approximately 1,300 accepted.

Industry Overview

  In today's increasingly competitive business environment, companies have become dependent on IT not only to maintain day-to-day operations, but also as a strategic tool to enable them to re-engineer business processes, restructure organizations and react quickly to competitive, regulatory and technological changes. For these reasons, IT capabilities are particularly critical in certain vertical markets, such as financial services, utilities and telecommunications, that are undergoing rapid deregulation and globalization. As corporations have become increasingly reliant on their IT systems, the technological challenge of managing such systems has also increased. IT departments must not only implement new technologies such as client/server systems and advanced databases, but also maintain and update legacy systems to work with the latest software and hardware, to expand functionality, to recognize and process dates that begin in the year 2000 and to handle other developments, such as the conversion to Eurocurrency.

  As businesses have become more dependent on IT, corporate budgets for IT services have grown dramatically. Dataquest has estimated that the worldwide market for IT consulting, development, integration and outsourcing will increase to $291 billion by 2001 from $177 billion in 1998, as businesses concentrate on their core competencies and attempt to minimize fixed costs and control the size of their internal IT departments. The need to outsource is particularly acute for companies whose IT staffs lack the requisite skill set and project management abilities to implement new technologies, yet are reluctant to work solely with outdated technology. As a result, such companies seek third-party IT service providers to implement new technology and support existing legacy systems. Additionally, in many cases, businesses are being forced to outsource IT projects due to the difficulty and expense of recruiting and training sufficient IT staff in a resource-constrained environment. Outsourcing enables businesses to minimize the risks and reduce the time-to-completion of large IT projects by shifting some or all of their IT responsibilities to capable service organizations. In addition to this trend towards outsourcing, the IT services industry has also benefited recently from the significant demand for Year 2000 conversion services.

  Simultaneously with this significant increase in demand for IT services, the supply of qualified IT professionals has decreased in most developed countries, particularly the United States, Western Europe and Japan. According to the United States Department of Education, from 1986 to 1995, the number of bachelor degrees in computer science awarded annually at U.S. universities fell by 41.7% from 41,889 to 24,404. One result of this downward trend is a growing shortage of IT professionals in the United States; the Information Technology Association of America reports that at U.S. companies with more than 100 employees the number of unfilled positions for IT professionals was 346,000 in January 1998. Furthermore, the United States Department of Commerce has estimated that between 1994 and 2005, U.S. companies will require more than one million new IT professionals to fill newly created positions and replace workers who are retiring or are otherwise leaving the IT sector.

  This shortage of IT professionals, along with recent advances in telecommunications and the growing acceptance of telecommuting has led to the globalization of the market for IT services. It is now well accepted that effective project management techniques combined with satellite links, video conferencing, the Internet, e-mail and other communications capabilities can enable efficient coordination of ways to manage IT projects between domestic and overseas facilities. By outsourcing software development and maintenance projects to offshore IT service providers, establishing overseas facilities or joint venturing with foreign partners, companies have been able to access skilled IT professionals, often in lower cost environments with a large population of English-speaking technical talent.

  India: A Source for Software Services

  According to a survey of U.S. software service vendors conducted by the World Bank, India is the leading offshore destination for companies seeking to outsource software development or IT projects. NASSCOM estimates that India's export revenue from software, including software services, was approximately $1.8 billion in fiscal 1998 and will reach $4.0 billion by fiscal 2000, contributing to total Indian software industry revenues of approximately $5.9 billion by fiscal 2000.

  There are three key factors contributing to this rapid growth of India's software market. First, India has a large, highly skilled labor pool that is available at a relatively low labor cost. With over four million engineers, India ranks second only to the United States as the country with the largest population of English-speaking technical personnel. According to NASSCOM, the number of software professionals employed by the Indian software industry has grown from approximately 56,000 in fiscal 1990 to approximately 200,000 in fiscal 1998. In addition, India has more than 1,800 engineering colleges and technical institutes that train approximately 68,000 graduates annually in IT. This sizable pool of IT talent in India is available to companies worldwide at relatively low labor costs. According to Software Productivity Research, the average annual wage for software professionals in India is approximately 15% of the average U.S. rate. Although wages in India are rising faster than in the United States, the labor rate differential is anticipated to remain a competitive advantage for Indian companies into the foreseeable future.

  A second key factor driving the Indian software market is the capability of Indian IT firms to deliver a product that satisfies the requirements of clients who expect high quality standards. A NASSCOM analysis of international quality standards of the top 300 Indian software companies showed that 109 had already acquired ISO 9000 or SEI certification, with an additional 76 anticipated to acquire such certification by December 1999. These capabilities have led to a recognition of India's IT talent by companies worldwide. To take advantage of India's high quality IT services at attractive prices, companies worldwide have outsourced their software services needs to India unrestrained by distances or transportation limitations that often handicap Indian manufacturing firms. In fact, the approximate 10- to 12-hour time difference between India and its largest market, the United States, allows work to be carried on by Indian teams on a 24-hour basis, shortening cycle times and improving productivity and service quality.

  A final factor driving the Indian software market is the recognition by recent Indian governments of the importance of the IT sector to the Indian economy. In 1991, the Government of India introduced a number of measures to address the economic and financial difficulties that India had been facing. The package contained policies to stimulate investment in infrastructure industries and included favorable incentives designed to foster the growing Indian software industry. This commitment to the software sector has been and continues to be pursued by each successive government since 1991. For example, the current Government of India established the National Task Force on Information Technology with a mandate to make recommendations that detail policies designed to increase India's IT exports. In addition, software firms benefit from a variety of incentives, such as relief from import duties on hardware, a tax deduction for income derived from software exports, and tax holidays and infrastructure support for companies operating in Software Technology Parks. See "Risk Factors--Risks Related to Investments in Indian Securities" and "Management's Discussion and Analysis of Financial Condition-- Income Tax Matters."

Business Strategy

  The Company's objective is to become one of the leading worldwide providers of IT services by utilizing a global network of resources to offer a broad array of managed software solutions. In order to achieve this goal, the Company focuses on the following key elements of its business strategy:

  Pursue World Class Operating Model. Management believes that one of the most critical factors to the Company's success has been its commitment to pursue high quality standards in all aspects of its business, including the quality of its services, operations, investor relations and management of human resources. In its services and operations, the Company achieves quality through rigorous adherence to highly evolved processes, including a detailed approach to planning and execution, multi-level testing and careful tracking and analysis of quality control. The Company is certified under ISO 9001 and TickIT. In addition, the Company has recently been measured against the Capability Maturity Model, a software specific total quality management model that was developed by the Software Engineering Institute of Carnegie Mellon University and defines five levels of process maturity for a software organization. Infosys has been certified at Level 4, a level achieved by only 2% of the more than 1,000 software companies tested under the Capability Maturity Model. Infosys also adheres to high quality standards in its investor relations. For example, the Company was one of the first public Indian companies to adopt U.S. GAAP reporting in fiscal 1995 and quarterly audited Indian financial statements in fiscal 1998.

  Invest Heavily in Human Resources. The Company believes that its continued success will depend upon its ability to recruit, train, deploy and retain highly talented IT professionals. Even as the field of software engineering has been attracting the best and brightest Indian students, management believes the Company has become, for Indian engineering graduates, one of the most sought after employers. The Company focuses its recruiting efforts on the top 20% of the students from the engineering departments of Indian universities and uses a series of interviews and tests to identify the best applicants. In an effort to attract the most highly qualified candidates, the Company has spent significant resources in creating a quality work environment. For example, its main facility in Bangalore, which spans five acres, encompasses not only 160,000 square feet of office space but also 150,000 square feet of landscaping, a cafeteria, outdoor sitting area, library and gymnasium as well as tennis, volleyball and basketball courts. Through this campus-like environment, the Company fosters a collegial atmosphere and informal culture, which is further promoted by its "open door" operating philosophy where communication and ideas flow freely irrespective of title or tenure. The Company also offers its IT professionals challenging assignments, competitive salaries and benefits and one of the first stock option plans adopted by a public Indian company. In addition, the Company invests heavily in training, including 14-week training sessions for newly recruited IT professionals as well as a variety of two-week continuing education courses in technology and management skills conducted by a 33-person faculty. As a result of this high level of investment in its people, management believes that the Company has become one of the most attractive employers for Indian software professionals and that its attrition rate is significantly below the industry average.

  Focus on Managed Software Solutions. Since its inception, the Company has dedicated itself to providing managed software solutions, many of which are offered on a fixed-price, fixed-time frame basis. By taking full project management responsibility on every project, the Company enables its clients to receive high quality, cost-effective solutions with lower risk. Such services offer the Company the opportunity to build client confidence with the potential benefit of enhanced margins. Management believes that by demonstrating the ability to manage and successfully execute large projects, the Company is better positioned to become a long-term partner to its clients for all of their IT needs. For example, after the Company managed two IT pilot projects for Nordstrom, Inc. ("Nordstrom"), Nordstrom engaged Infosys to establish a dedicated OSDC to provide it with IT services on an ongoing basis. In addition, by retaining project management responsibility, the Company accumulates significant industry expertise and continues to develop and refine its software development tools and proprietary methodologies.

  Capitalize on Well-Established Offshore Development Model. As one of the pioneers of the offshore software development model, the Company has made significant investments in its infrastructure and has developed the advanced processes and expertise necessary to manage and successfully execute projects in multiple locations with seamless integration. The Company has high levels of project management skills and rigid controls as evidenced by its Level 4 Capability Maturity Model certification. This commitment to quality allows the Company to successfully execute approximately 80% of its project work in India while maintaining high levels of client satisfaction. These capabilities not only provide significant cost advantages but also shorten the time to deliver a solution to the client. With 11 development facilities and approximately 3,000 IT professionals worldwide as of December 31, 1998 and with plans to expand significantly its available facilities and hire additional IT professionals, the Company believes that it is well-positioned to serve clients globally in a resource-constrained environment.

  Maintain Disciplined Focus on Business and Client Mix. The Company provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the Company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, the Company's largest client accounted for 15.6%, 10.5% and 6.7%, respectively, of revenues and its five largest clients accounted for 43.1%, 35.1% and 29.2%, respectively, of revenues. Similarly, the Company has endeavored to maintain a balance among its service offerings despite certain trends in the marketplace, in particular the Year 2000 problem. This balance is key to ensuring that the technology skill sets of the Company's IT professionals remain diversified. Such diversification is critical in not only providing the Company the flexibility to adapt to changing market conditions but also attracting and retaining highly skilled professionals who seek the opportunity to continue to learn new technologies.

Growth Strategy

  From fiscal 1994 to fiscal 1998, the Company experienced compound annual revenue and net income growth rates of 63.6% and 46.8%, respectively, and grew from approximately 480 IT professionals to approximately 2,200. The following are the key elements of the Company's growth strategy:

  Broaden Service Offerings. In order to meet all of its clients' IT needs, the Company strives to offer a comprehensive range of services by continuously evaluating new and emerging technologies. As a full-service provider, the Company believes that it can increase its revenues from existing clients as well as attract new clients. Toward this end, the Company has opportunistically expanded its services beyond its core development, maintenance and re-engineering services. For example, the Company recently has begun initiatives to develop practices focused on packaged applications implementation, e-commerce and Internet/intranet services. Management believes that these services will increasingly become a significant part of the Company's portfolio of services.

  Increase Business with Existing Clients. In fiscal 1998, the Company performed services for more than 60 clients in the United States and Europe. A key objective of the Company's growth strategy is to expand the nature and scope of its engagements with existing clients by both increasing the volume of its projects and expanding the breadth of services offered. Establishing broad, long-term relationships potentially increases the quality and efficiency of the Company's service to a particular client since each project performed for a client increases the Company's understanding of the client's systems, requirements and business practices. For the same reason, establishing broad, long-term relationships with a client also reduces the Company's marketing costs, increases the client's reliance on the Company and creates barriers to entry for competitors. The Company seeks to foster such relationships by delivering high quality services on time and on budget and, over the course of a relationship, by increasing the integration of its services with the client's internal IT operations. To date, this approach has been highly effective. Despite the Company's rate of growth during the last three years, over 80% of the revenues in fiscal 1997 and 1998 and over 90% of the revenues in the nine months ended December 31, 1998 were generated from companies who were clients in the prior fiscal year.

  Develop New Clients. The Company pursues several new client development strategies. First, the Company offers a broad array of managed software solutions which provide an initial entry into a new client. For example, the Company has used its Year 2000 conversion services and its recently introduced Internet/ intranet-related services to establish relationships with 13 new clients during fiscal 1998. Second, Infosys believes that it can leverage the industry-specific expertise it has developed in key vertical markets (financial services, manufacturing and distribution, retail, telecommunications and technology) to further develop its portfolio of clients in these targeted markets. This vertical market orientation continues to help Infosys design and develop re-usable software tools and processes which have specific applications to clients in these markets and which can improve the Company's efficiency and productivity. Finally, the Company intends to expand its global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional regional sales offices and increasing its marketing expenditures. Infosys currently maintains sales and marketing offices in 17 locations and intends to add new offices in Europe. Management believes that increasing the Company's geographic presence will enhance its ability to establish and support new client relationships.

  Increase Revenue per IT Professional. In order to increase its revenue per IT professional, the Company continually focuses on building expertise in vertical markets, refining its software development tools and methodologies, and storing and disseminating institutional knowledge in order to improve efficiency and productivity. Additionally, to enhance productivity per IT professional, Infosys continually monitors client accounts for profitability and seeks to select new clients and maintain relationships with existing clients that maximize the Company's long-term profit margins. The Company's policy is to decline or discontinue projects that do not offer the potential to meet the Company's profit margin targets. Finally, the Company is seeking to increase the proportion of projects that are undertaken on a fixed-price, fixed-time frame rather than a time-and-materials basis. Management believes that effectively structured fixed-price, fixed-time frame projects benefit the client by reducing the client's risk, while offering the Company the potential benefit of enhanced margins for projects that are performed efficiently.

  Expand and Diversify Base of IT Professionals. Management believes that a critical element of the Company's growth strategy is its ability to increase its base of IT professionals. To address this issue, the Company plans to build new software development facilities in locations where it can access local pools of talent as well as increase the number of professionals employed at its existing locations. In addition, the Company is looking to other fields of expertise, such as business school graduates and accountants, for recruiting. Accordingly, the Company has approved plans to expand its facilities in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune and elsewhere. The Company is also contemplating the addition of facilities in the United States, Europe and Asia. The approved expansions, which are currently scheduled to be completed in the next two to three years, are expected to add approximately 890,000 square feet of office space to provide for approximately 6,000 employees in India.

  Pursue Selective Strategic Acquisitions. The Company believes that pursuing selective acquisitions of IT services and software applications firms could potentially expand the Company's technical expertise, facilitate expansion into new vertical markets and increase the penetration of new clients. Although no acquisitions are currently being contemplated, the Company anticipates that it will seek to identify and acquire companies that have well-developed applications in vertical markets, extensive client bases or proprietary technical expertise and would otherwise complement the Company's business.

The Infosys Offshore Development Model

  The Indian offshore development model was initiated in the mid-1980's as a method of dividing IT project activities between a service provider's offshore software development facility and a client's on-site location. This model contains many features that are attractive to IT consumers who are primarily located in the United States, Europe and Japan, including: (i) access to a large pool of highly skilled, English-speaking IT professionals;
(ii) relatively low labor costs of IT professionals offshore; (iii) the ability to provide high quality IT services at internationally recognized standards; (iv) the capability to work on specific projects on a 24-hour basis by exploiting time zone differences between India and client sites; and (v) the ability to accelerate the delivery time of larger projects by parallel processing different phases of a project's development. While some U.S. and European companies have commenced their own operations in India, most large corporations have opted to form strategic alliances with local Indian IT companies to reduce the risks and start-up costs of operations in India.

  As one of the pioneers of the offshore development model, Infosys has a long history of successfully executing projects between its clients' sites in North America, Europe and Asia and the Company's offshore software development facilities in India. In a typical software development or re-engineering assignment, the Company assigns a small team of two to five IT professionals to visit a client's site and determine the scope and requirements of the project. Once the initial specifications of the engagement have been established, the project managers return to India to supervise a much larger team of 10 to 50 IT professionals dedicated to the development of the required software or system. A small team remains at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via satellite to the Company's facilities enabling simultaneous processing in as many as four offshore software development facilities. Once the development stage of the assignment is completed and tested in India, a team returns to the client's site to install the newly developed software or system and ensure its functionality. At this phase of the engagement, the Company will often enter into an ongoing agreement to provide the client with comprehensive maintenance services from one of its offshore software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of 10 to 20 IT professionals to travel to the client's site to gain a thorough understanding of all aspects of the client's system. The majority of the maintenance team subsequently returns to the offshore software development facility, where it assumes full responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site. By pursuing this model, the Company completes approximately 80% of its project work at its offshore software development facilities in India.

  The Company's project management techniques, risk management processes and quality control measures enable the Company to complete projects seamlessly across multiple locations with a high level of client satisfaction.

Certified under ISO 9001, TickIT and at Level 4 of the Capability Maturity Model, the Company rigorously adheres to highly evolved processes. These processes govern all aspects of the software product life cycle, from requirements to testing and maintenance. The Company seeks to prevent defects through its quality program, which includes obtaining early sign off on acceptance test scripts, project specifications and design documents, assigning software quality advisors to help each team set up appropriate processes for each project and adhering to a multi-level testing strategy. Defects are documented, measured, tracked and analyzed, and feedback is provided to the project manager. The Company compiles metrics for not only defect density and size, but also actual effort as compared to project estimates, adherence to schedule and productivity. Frequent internal and external audits are conducted to assure compliance with procedures. All of these procedures have been continuously refined throughout the Company's history of providing its clients with offshore software development services.

  In addition to the processes and methodologies necessary to successfully execute the offshore model, the Company has invested significant resources in its infrastructure to ensure uninterrupted service to its clients. The Company has invested in redundant infrastructure with "warm" backup sites and redundant telecommunication capabilities with alternate routings to provide its clients with high service levels. Additionally, the Company utilizes two telecommunications carriers in India and has installed in its principal facilities multiple international satellite links connecting with network hubs in Fremont, California and in Dedham, Massachusetts. A different ocean cable connecting Europe and the United States serves each of these hubs. Moreover, the Company has installed wireless links among its facilities in Bangalore and intends to install wireless links among its other Indian facilities by the end of 1999.

Services and Products

  The Company's services include software development, maintenance and re-engineering services as well as dedicated OSDCs for certain clients. In each of its service offerings the Company assumes full project management responsibility for each project it undertakes rather than providing supplemental personnel to work under a client's supervision. In addition to its IT services, the Company as well as its formerly majority-owned subsidiary, Yantra, also develop and market certain packaged applications software.

  Software Development. The Company provides turnkey software development, typically pursuant to fixed-price, fixed-time frame contracts. The projects vary in size and may involve the development of new applications or new functions for existing software applications. Each development project typically involves all aspects of the software development process, including definition, prototyping, design, pilots, programming, testing, installation and maintenance. In the early stage of a development project, Infosys personnel often work at a client's site to help determine project definition and to estimate the scope and cost of the project. Infosys then performs design review, software programming, program testing, module testing, integration and volume testing, primarily at its own facilities in India. For example, for a telecommunications client facing deregulation and subsequent declining market share, the Company partnered with a specialty marketing firm to design and implement a customer rewards program. Infosys was able to work with both the marketing firm and the client to complete this project within six months, ensuring the system's technical proficiency and enabling the client to reverse the trend of declining market share.

  Software Maintenance. The Company provides maintenance services for large legacy software systems. Maintenance services include minor and major modifications and enhancements (including Year 2000 and Eurocurrency conversion) and production support. Such systems are either mainframe-based or client/server and are typically essential to a client's business, though over time they become progressively more difficult and costly for the client's internal IT department to maintain. By outsourcing the maintenance responsibilities to Infosys, clients can control costs and free their IT departments for other work. The Company's IT professionals take an engineering approach to software maintenance, focusing on the long-term functionality and stability of the client's overall system and attempting to avoid problems stemming from "quick-fix" solutions. The Company performs most of the maintenance work at its own facilities using satellite-based links to the client's system. In addition, the Company maintains a small team at the client's facility to coordinate support functions. Infosys was a pioneer in managing time-zone differences between India and the United States to provide near 24-hour maintenance services. As an example, the IT department of a large retailer with inadequate and inflexible systems was overburdened by both building new systems and maintaining the current legacy infrastructure. The Company was able to assume maintenance responsibilities for these systems in a short time frame and reduce maintenance costs to the client by utilizing its offshore facilities.

  Software Re-engineering. The Company's re-engineering services assist clients in migrating to new technologies while extending the life cycle of existing systems that are rich in functionality. Projects include re-engineering software to migrate applications from mainframe to client/server architectures, to extend existing applications to the Internet, to migrate from existing operating systems to UNIX or Windows NT or to update from a non-relational to a relational database technology. For companies with extensive proprietary software applications, implementing such technologies may require rewriting and testing millions of lines of software code. As with its other services, the Company has developed proven methodologies that govern the planning, execution and testing of the software re-engineering process. For instance, for a nationwide manufacturer and distributor experiencing operating inefficiency with a legacy system installed in its two call centers, the Company re-engineered the system to run in a distributed processing environment with front-end Internet browser-based capabilities allowing 24-hour Internet access to the client's distribution systems. As a result, the client was able to consolidate its call center workforce into one location and reduce its workforce by over 50%.

  Dedicated Offshore Software Development Centers. The Company has pioneered the concept of dedicated OSDCs in which a software development team that is dedicated to a single client uses technology, tools, processes and methodologies unique to that client. Each dedicated OSDC is located at a Company facility in India and is staffed and managed by the Company. Once the project priorities are established by the client, the Company, in conjunction with the client's IT department, manages the execution of the project. By focusing on a single client over an extended time frame, the dedicated OSDC team gains a deeper understanding of the client's business and technology and can begin to function as a virtual extension of the client's software team. The Company has established dedicated OSDCs providing a range of services for Ascend Communications, Inc., NCR Corporation and Nortel Networks, a division of Northern Telecom Limited ("Nortel"). The Company's first OSDC, for Nortel, was established in July 1993.

  Software Products. In addition to the IT services described above, the Company develops and markets certain proprietary software applications. BANCS 2000 is an on-line, retail and corporate banking system that offers rich functionality, scalability and flexibility for automation of banking operations. This product is used by banks in emerging markets that seek to implement state-of-the-art banking technology and achieve high levels of client service. BANCS 2000 has been installed at more than 300 bank branches in India, Sri Lanka, Nepal, Indonesia and Tanzania. Through Yantra, the Company also develops and markets WMSYantra, an open system software package for warehouse management.

Markets, Clients and Representative Engagements

  The Company markets its services primarily to large IT-intensive organizations in North America, Europe and Japan. The Company focuses on certain market segments, including financial services, manufacturing and distribution, retail, telecommunications and technology. During fiscal 1998 and for the nine months ended December 31, 1998, the following representative clients accounted for 60.8% and 59.8% of the Company's revenues, respectively:

              Financial Services           _Manufacturing and Distributio__n
              ------------------           --------------------------------
     Avco Financial Services, Inc.         ConAgra, Inc.
     Bank of America N.T. & S.A.           Cooper Industries, Inc.
     BankBoston, N.A.                      Kent Electronics Company
     Goldman, Sachs & Co.                  Levi Strauss & Co.
     Northwestern Mutual Life Insurance
      Co.                                  Quest International
     The Western and Southern Life         Reebok International Ltd.
      Insurance Company
     Visa International Service
      Association                          Salomon S.A.
                                           Toshiba Corporation
       Telecommunications and Technology                Retail
       ---------------------------------   --------------------------------
     Apple Computer, Inc.                  Ann Taylor, Inc.
     Ascend Communications, Inc.           B.J.'s Wholesale Club, Inc.
     AST Research, Inc.                    Sainsbury's Supermarkets Limited
     Belgacom Mobile N.V./S.A.             J.C. Penney Company Corporation
     Bell Atlantic Corporation             Nordstrom, Inc.
     NCR Corporation                       Staples, Inc.
     Northern Telecom Limited              The Gap, Inc.
     Epson Software Development
      Laboratory, Inc.                     The TJX Companies, Inc.

  The Company provides a wide range of IT services and maintains a disciplined focus on its business mix in an effort to avoid service or client concentration. Beginning in fiscal 1996, the Company aggressively sought to minimize its client concentration and to accept as clients only those that met strict guidelines for overall revenue potential and profitability. For fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, the Company's largest client accounted for 15.6%, 10.5% and 6.7%, respectively, of revenues and its five largest clients accounted for 43.1%, 35.1% and 29.2%, respectively, of revenues.

  While each engagement differs, the following case studies describe the Company's relationship with several of its largest clients:

  Northern Telecom Limited. In 1993, the Company established its first dedicated OSDC for Nortel, a division of Northern Telecom Limited, a leading global supplier of telecommunications products and networks. The Company provides a variety of IT services for Nortel through a team of Infosys professionals assigned to work on long-term projects for Nortel in a separate dedicated secure area within the Company's Bangalore facility. Nortel helped train the Infosys team in its technology and products, invested in communication links and provided certain equipment, including a telecommunications switch, so that the Company's development facilities would replicate the work environment of Nortel. As the Company's understanding of Nortel's needs and technologies has developed, the scope of projects performed by Infosys for Nortel has gradually increased from software maintenance projects to the development of critical software for Nortel products. As of December 31, 1998, approximately 245 Company personnel were assigned to the OSDC dedicated to Nortel.

  Apple Computer, Inc. In 1993, Apple Computer, Inc. ("Apple"), a leading developer and manufacturer of personal computers, decided to restructure certain areas of its internal IT services operations. After an extensive selection process, Apple chose the Company as a major outside IT services provider. In order to demonstrate the benefits of the offshore development model, the Company initially began with one project. The Company was subsequently awarded numerous additional projects including re-engineering services, custom software development and maintenance services. One illustrative project on which Infosys assisted Apple was modernizing Apple's legacy system, which handles orders for finished goods and services. The Company re-engineered the legacy system, implementing modern technology and making the system more responsive to Apple's market needs. Since 1993, the Company has been able to meet Apple's IT services needs through its flexible, scalable workforce that can ramp up quickly to tackle new projects.

  Nordstrom, Inc. Nordstrom, a high-end retailer located in most major metropolitan areas across the United States, expanded rapidly in the 1990s. This rapid expansion created heavy demands on its internal resources. These resources were primarily responsible for a business critical system that was difficult to maintain and expensive to service. The Company approached Nordstrom in 1994 and offered its services as a long-term solution to meet Nordstrom's internal IT needs. At the outset of the relationship, 25 Infosys IT professionals were trained by Nordstrom in PacBase, a specialized case tool, at the Company's headquarters in India. The Company's IT professionals performed the requirements definition and prototype work at Nordstrom's site, then moved offshore to execute the testing and programming phases of the project. Nordstrom estimates that this approach saved it $750,000 in consulting fees. The Company has since provided Nordstrom with a high quality workforce, trained in PacBase and able to be deployed quickly to meet Nordstrom's needs. The Company has played a major role in reducing Nordstrom's application development schedule. Nordstrom considers the Company to be an extension of its in-house IT services department and has even adopted the Company's software quality practices. The Company is the exclusive offshore software services provider for Nordstrom.

Sales and Marketing

  The Company sells and markets its services and products from 17 sales offices located in five countries. In the United States, the Company presently has sales offices located in Atlanta, Boston, Chicago, Dallas, Detroit, Fremont, Los Angeles, New York and Seattle. Additionally, the Company's international sales offices are located in Canada, India, Japan, Germany and the United Kingdom. With its global sales headquarters in Fremont, California and its corporate marketing group in Bangalore, India, the Company's sales and marketing efforts are targeted toward IT-intensive organizations in North America, Europe and Japan. As of December 31, 1998, the Company had 21 sales and marketing employees outside of India. To continue this focus on countries with sophisticated IT services needs, the Company intends to expand its global sales and marketing infrastructure by opening additional regional sales and marketing offices in Europe. In addition, the Company has partnered with Teksels S.A., a Swiss firm, to assist its efforts in Switzerland.

  From its offices located around the world, the Company's sales professionals contact prospective clients in developed markets and position the Company as a leading IT services provider with operations in India. In many cases, potential clients in their search for offshore IT services providers submit a request for proposal from the leading Indian software firms, including the Company. The Company's superior management team, quality of work and IT professionals and competitive prices are often cited as reasons for the award of competitive contracts. In addition, the Company's impressive client references and endorsements as well as its willingness to participate in trade shows and speaking engagements, have helped the Company to generate greater awareness for its services. The Company believes that the Offering and its profile as a public company in the United States will further enhance its corporate marketing efforts. Moreover, the Company intends to use a portion of the proceeds from the Offering to bolster its marketing efforts in the United States and Europe.

  The Company has focused its sales and marketing efforts on expanding the scope and depth of its relationships with existing clients. Although initially the Company may only provide one service to a client, the Company seeks to convince the client to expand and diversify the type of services it outsources to the Company. As a result, the Company strengthens its relationships with its clients by closely integrating its services with its clients' IT operations. The success of this targeted strategy is reflected in the Company's high "repeat" rate of business. Over 80% of the Company's revenues in each of the last three fiscal years have been generated from pre-existing clients.

  In marketing certain services, the Company has pursued a "branded services" strategy. For example, the Company markets its Year 2000 conversion services under the brand name "In2000," so as to highlight the well-developed toolset and proprietary methodology used to deliver these services. By establishing branded services, the Company's objective is to enhance the credibility and facilitate the marketing of such services. These brand names also enable the Company to market its services to new clients who may already recognize the brand name.

Human Resources

  As of December 31, 1998, the Company had approximately 3,500 employees, including approximately 3,000 IT professionals, up from approximately 2,440 and approximately 2,050, respectively, as of December 31, 1997. The Company invests heavily in its programs to recruit, train and retain qualified employees, and management believes the Company has established a reputation as one of the most desirable employers for software engineers in India.

  The Company focuses its recruiting efforts on the top 20% of students from engineering departments of Indian schools and relies on a rigorous selection process involving a series of tests and interviews to identify the best applicants. Because the Company emphasizes flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, the Company's culture. The Company's reputation as a premier employer enables it to select from a large pool of qualified applicants. For example, in fiscal 1998, the Company received approximately 70,870 job applications, tested approximately 21,350, interviewed approximately 5,800 and extended job offers to approximately 1,790, of whom approximately 1,300 accepted.

  The Company seeks to attract and motivate IT professionals by offering: an entrepreneurial environment that empowers IT professionals; programs that recognize and reward performance; challenging assignments; a continuous updating of skills; and a culture that emphasizes openness, integrity and respect for the employee. IT professionals receive competitive salaries and benefits and are eligible to participate in the Company's stock option plans. In addition, the Company spends significant resources on training and continuing education. To conduct training, the Company employs a 33-person faculty, including 20 with doctorate or master's degrees. The faculty conducts 14-week training sessions for new recruits and a variety of two-week continuing education courses in technology and management skills.

  At any given time, approximately 15% of the Company's IT professionals are working on-site at client facilities in the United States and elsewhere while the balance are working off-site in India. On average, approximately 190, 330 and 510 of the Company's IT professionals worked on-site in the United States and elsewhere per month in fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively. On average, approximately 1,210, 1,780 and 2,510 of the Company's IT professionals and support staff worked off-site in India per month in fiscal 1997, fiscal 1998 and the nine months ended December 31, 1998, respectively.

  The Company's professionals that work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of December 31, 1998, substantially all of the Company's personnel in the United States were working pursuant to H-1B visas (231 persons) or L-1 visas (111 persons). Both H-1B and L-1 visas require that recipients meet certain education requirements; however, only employees who have worked for the Company for at least one year are eligible to obtain L-1 visas. The Company is generally able to obtain H-1B and L-1 visas within two to four months of applying for such visas, which remain valid for three years. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service may approve in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical Indian IT professionals to the United States on an extended basis. The H-1B limit was reached in May 1998 for the U.S. government's fiscal year ending September 30, 1998. The Company planned for the H-1B limit being reached prior to the end of the U.S. government's current fiscal year primarily by forecasting its annual needs for such visas early in the U.S. government's fiscal year and applying for such visas as soon as practicable. In addition, the Company utilizes L-1 visas whenever available and redeploys existing H-1B visa holders in order to minimize the number of new H-1B visas needed by the Company. While the Company anticipated that such limit would be reached prior to the end of the U.S. government's fiscal year and has made efforts to plan accordingly, there can be no assurance that the Company will continue to be able to obtain a sufficient number of H-1B visas. See "Risk Factors--Restrictions on U.S. Immigration."

  The market for hiring software professionals is highly competitive. Competing employers include multinational corporations that perform software development in India through subsidiaries and joint ventures with Indian companies, a number of well-known Indian IT services and software product companies and a large number of small and medium regional companies, many with affiliates or parent companies in the United States and Europe. See "Risk Factors--Dependence on Skilled Personnel; Risks of Wage Inflation."

Facilities

  As part of its strategy to provide high quality services to its clients, the Company has a detailed facility management plan. First, the Company seeks to provide its Indian IT professionals with facilities that are comparable to those used by software companies in the United States and Europe. Second, the Company seeks to establish facilities near large sources of technical talent. Third, the Company equips its facilities to minimize vulnerability to interruptions in local utility and telecommunication services.

  The Company's headquarters facility in Bangalore is a 160,000 square foot building located on approximately five acres in a Software Technology Park in Electronics City. The Company acquired the land from the State of Karnataka in 1993 and has subsequently acquired parcels for various other offices, pursuant to certain lease cum sale agreements (the "Conditional Purchase Agreements"), which are used by the State of Karnataka to make land available to private companies for specific purposes. Under the Conditional Purchase Agreements, property is sold subject to a long-term (typically 25-year), rental-free lease which transfers ownership to the buyer at the end of the period provided that the buyer uses the land for specified purposes. The Conditional Purchase Agreements require the Company to use the various parcels for software development facilities. Typically, the Company pays 99% of the purchase price at the time the agreement is signed and pays the remaining 1% when the term is concluded.

  The Company has its worldwide sales headquarters in Fremont, California and branch sales offices in Atlanta, Bangalore, Boston, Chennai, Chicago, Dallas, Detroit, Frankfurt, London, Los Angeles, Mumbai, New Delhi, New York, Seattle, Tokyo and Toronto. All sales offices, except the Mumbai office, are in leased facilities.

  The Company plans to expand its facilities to meet its anticipated growth. Currently the Company is planning new facilities in Bangalore, Bhubaneswar, Chennai, Mangalore and Pune to provide an additional 890,000 square feet of office space. As of December 31, 1998, the Company had contractual commitments for capital expenditures of $6.3 million and had budgeted aggregate capital expenditures of $32.4 million for the fourth quarter of fiscal 1999 through fiscal 2000 to acquire, build and equip new facilities in India and other regions including potentially Southeast Asia, Latin America and Europe. The Company has not yet made contractual commitments for the majority of its budgeted aggregate capital expenditures and there can be no assurance that the Company will not significantly alter or reduce its proposed expansion plans.

  The following table sets forth certain information as of December 31, 1998 relating to the Company's principal facilities and proposed developments:

                          Approximate
        Location          Square Feet   Status          Type of Facility
------------------------  ----------- ----------- ----------------------------
Bangalore, India            300,000   Conditional Proposed Software
 (Plots 45, 46, 97C, 97D              Purchase    Development Facility
 and 97E, Hosur Road)
Bangalore, India            150,000   Conditional Proposed Software
 (Plots 4/1, 4/2, 4/3,                Purchase    Development Facility
 4/4, 26/1, 26/2, Hosur
 Road)
Bangalore, India            160,000   Conditional Corporate Headquarters,
 (Plots 44 and 97A,                   Purchase    Software Development
 Hosur Road)                                      Facility
Bangalore, India              7,000   Owned       Software Development
 (Dickenson Road)                                 Facility
Bangalore, India             11,300   Leased      Software Development
 (BTM Layout)                                     Facility
Bangalore, India             18,700   Leased      Software Development
 (Koramangala)                                    Facility
Bangalore, India                  *   Owned       Proposed Office Premises
 (J.P. Nagar, Phase II)
Bangalore, India             59,500   Leased      Software Development
 (J.P. Nagar, Phase III)                          Facility
Bangalore, India             78,700   Owned       Employee Residence Flats
 (Adarsh Gardens)
Mangalore, India             14,100   Leased      Software Development
                                                  Facility
Mangalore, India              5,100   Owned       Employee Residence Flats
Mumbai, India                 1,200   Owned       Sales and Marketing Office
Pune, India                  43,700   Leased      Software Development
                                                  Facility
Pune, India                 160,000   Conditional Proposed Software
                                      Purchase    Development Facility
Pune, India                   3,300   Owned       Employee Residence Flats
Bhubaneswar, India           52,900   Leased      Software Development
                                                  Facility
Bhubaneswar, India          150,000   Leased      Proposed Software
                                                  Development Facility
Chennai, India               26,600   Leased      Software Development
                                                  Facility
Chennai, India               23,200   Leased      Software Development
                                                  Facility
Fremont, California           6,200   Leased      Worldwide Sales Headquarters

--------
* The Company has not yet determined the aggregate square feet of the proposed development. The land parcel is approximately 16,500 square feet.

Competition

  The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The Company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Part of the Company's competitive advantage has historically been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the Company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services and its expertise in specific markets. Many of the Company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the Company, and there can be no assurance that the Company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The Company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services and the extent of its competitors' responsiveness to client needs.

Intellectual Property

  Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the Company does not retain an interest in such software or deliverables. The Company also develops software products and software tools which are licensed to clients and remain the property of the Company. The Company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect its proprietary rights in technology. The Company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of its proprietary information. The source code for the Company's proprietary software is generally protected as trade secrets and as unpublished copyrighted works. The Company has obtained registration of INFOSYS as a trademark in India but not in the United States. The Company does not have any patents or registered copyrights in the United States. The Company generally applies for trademarks and service marks to identify its various service and product offerings.

  The laws of India may not, under some circumstances, permit the protection of the Company's proprietary rights in the same manner or to the same extent as the laws of the United States. India is a member of the Berne Convention and the Universal Copyright Convention, as revised at Paris (1971), both international treaties. As a member of the Berne Convention, the Government of India has agreed to extend copyright protection under its domestic laws to foreign works, including works created or produced in the United States. The Company believes that laws, rules, regulations and treaties in effect in the United States and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change in ways that may prevent or restrict the protection of the Company's proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of any of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. Assertion of such claims against the Company could result in litigation, and there is no assurance that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the Company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the Company in connection with its licensing efforts. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore, have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Intellectual Property Rights."

Legal Proceedings

  The Company is not currently a party to any material legal proceedings.

                                  MANAGEMENT

Directors and Executive Officers

  The directors and executive officers of the Company, their respective ages as of December 31, 1998, and their respective positions with the Company are as follows:

              Name               Age                  Position
 ------------------------------- --- ------------------------------------------
 N.R. Narayana Murthy...........  52 Chairman of the Board and Chief Executive
                                      Officer
 Nandan M. Nilekani.............  43 Managing Director (Director, President and
                                      Chief Operating Officer)
 N.S. Raghavan..................  55 Director and Head--Human Resources and
                                      Education
 S. Gopalakrishnan..............  43 Director and Head--Client Delivery and
                                      Technology
 K. Dinesh......................  44 Director and Head--Quality, Productivity
                                      and MIS
 S.D. Shibulal..................  43 Director, Head--Manufacturing and
                                      Distribution Business Unit and Head--
                                      Internet and Intranet Business Unit
 Dr. P. Balasubramanian.........  49 Senior Vice President and Head--Financial
                                      Services and Transportation Business Unit
 Srinath Batni..................  44 Senior Vice President and Head--Retail and
                                      Telecommunications Business Unit
 Ashwani K. Khurana.............  48 Senior Vice President and Head--Banking
                                      Business Unit (Sales and Support)
 Phaneesh Murthy................  35 Senior Vice President and Head--Worldwide
                                      Sales
 T.V. Mohandas Pai..............  40 Senior Vice President and Head--Finance
                                      and Administration
 Dr. M.S.S. Prabhu..............  50 Senior Vice President and Head--
                                      Engineering Services Business Unit
 Hema Ravichandar...............  38 Senior Vice President and Head--Human
                                      Resources
 Raghupati G. Bhandi............  38 Vice President--Enterprise Resource
                                      Planning
 Vasudeva L. Rao................  37 Vice President--Manufacturing and
                                      Distribution
 Rajiv Kuchal...................  33 Associate Vice President and Head--Nortel
                                      OSDC Business Unit
 Dr. S. Yegneshwar..............  38 Associate Vice President and Head--
                                      Education and Research
 Susim M. Datta (1).............  62 Director
 Deepak Satwalekar (1)..........  50 Director
 Dr. Marti G. Subrahmanyam (1)..  52 Director
 Ramesh Vangal (1)..............  44 Director

--------
(1) Member of the Audit and Compensation Committees.

  N.R. Narayana Murthy has served as Chairman of the Board and Chief Executive Officer of Infosys since 1981, when he founded the Company with six software professionals. Mr. Murthy also served as Managing Director of Infosys until February 1999. While at Infosys, from 1992 to 1994, Mr. Murthy also served as the President of National Association of Software and Service Companies ("NASSCOM"). Mr. Murthy is on the Governing Council of the National Information Technology Task Force of India and was voted "IT Man of the Year" for 1996 by Dataquest India. In 1998, Mr. Murthy was awarded the prestigious J.R.D. Tata Corporate Leadership Award. Since August 1998, Mr. Murthy has served as a director of the Industrial Credit and Investment Corporation of India ("ICICI") and since 1998, he has served as a director of Videsh Sanchar Nigam Limited ("VSNL"). He is a Fellow of the All India Management Association ("AIMA") and the Computer Society of India ("CSI"). Mr. Murthy received a B.E. in Electrical Engineering from the University of Mysore and a M.Tech. from the Indian Institute of Technology ("IIT"), Kanpur.

  Nandan M. Nilekani is a co-founder of Infosys and has served as a Director since 1981, Head--Marketing and Sales of Infosys since 1987, Head--Banking Business Unit since 1997 and Managing Director (President and Chief Operating Officer) since February 1999. From 1981 to 1987, Mr. Nilekani was in the United States managing the marketing and development efforts of Infosys. Mr. Nilekani is a co-founder of NASSCOM and received a B.Tech. in Electrical Engineering from IIT, Mumbai.

  N.S. Raghavan is a co-founder of Infosys and has served as a Director since 1981 Head--Human Resources and Education of Infosys since 1996. From 1981 to 1996, he served in various senior management positions within Infosys.
Mr. Raghavan received a B.E. in Electrical Engineering from Andhra University.

  S. Gopalakrishnan is a co-founder of Infosys and has served as a Director since 1981 and Head--Client Delivery and Technology of Infosys since 1996. From 1994 and 1996, Mr. Gopalakrishnan was head of Technical Support Services for Infosys. From 1987 to 1994, he was Technical Vice President and managed all projects at the U.S.-based KSA/Infosys, a former joint venture between the Company and Kurt Salmon Associates. Prior to that, Mr. Gopalakrishnan was Technical Director of Infosys, responsible for the technical direction of the Company. Mr. Gopalakrishnan received a M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai.

  K. Dinesh is a co-founder of Infosys and has served as a Director since 1985. He has served as Head--Quality, Productivity and MIS of Infosys since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for Infosys. From 1981 to 1990, he managed projects for Infosys in the United States. Mr. Dinesh received a M.Sc. degree in Mathematics from Bangalore University.

  S.D. Shibulal is a co-founder of Infosys and has served as a Director from 1984 to 1991 and since 1997. He has served as Head--Manufacturing, Distribution and Year 2000 Business Unit and Head--Internet and Intranet Business Unit of Infosys since 1997. From 1991 to 1996, Mr. Shibulal was on sabbatical from Infosys and served as Senior Information Resource Manager at Sun Microsystems, Inc. From 1981 to 1991, he worked for Infosys in the United States on projects in the retail and manufacturing industries. Mr. Shibulal received a M.Sc. in Physics from the University of Kerala and a M.S. in Computer Science from Boston University.

  Dr. P. Balasubramanian has served as Senior Vice President and Head-- Financial Services and Transportation Business Unit of Infosys since 1995. From 1989 to 1992, Dr. Balasubramanian was Chief Executive Officer and Technical Director of Hitek Software Engineers Limited ("Hitek"), Jamaica, West Indies. From 1992 to 1994, he was a Technical Director of Hitek. From 1986 to 1989, Dr. Balasubramanian was Chief Executive Officer of Cholamandalam Software Limited, Chennai. Dr. Balasubramanian has been invited as guest faculty to several executive training programs in India as well as at the University of West Indies. Dr. Balasubramanian received a B.Tech. and M.Tech from IIT, Chennai and a Ph.D. in Operations Research and Financial Management from Purdue University.

  Srinath Batni has served as Senior Vice President and Head--Retail and Telecommunications Business Unit of Infosys since 1996. After joining Infosys in 1992, Mr. Batni was a Project Manager. From 1990 to 1992, he was Manager of Technical Support for PSI Bull, an Indian software development subsidiary of Bull, S.A., a French company. Mr. Batni received a B.E. in Mechanical Engineering from Mysore University and a M.E. in Mechanical Engineering from the Indian Institute of Science, Bangalore.

  Ashwani K. Khurana has served as Senior Vice President and Head--Banking Business Unit (Sales and Support) of Infosys since 1994. He joined the Company in 1992 as Managing Director of Infosys Digital Systems Pvt. Ltd., formerly a subsidiary of the Company. Prior to that, for 14 years, Mr. Khurana was a Regional Manager for WIDIA India Limited, an Indian subsidiary of KRUPP WIDIA of Germany, an industrial product manufacturer. Mr. Khurana received a B.Tech. from IIT, Delhi.

  Phaneesh Murthy has served as Senior Vice President and Head--Worldwide Sales of Infosys since 1996. From 1992 to 1996, Mr. Murthy was a Marketing Manager for Infosys based in the United States. From 1987 to 1992, he worked in sales and marketing for Sonata, a software division of Indian Organic Chemicals Ltd. Mr. Murthy received a B.Tech. in Mechanical Engineering from IIT, Chennai and a post graduate diploma in business administration from IIM, Ahmedabad.

  T.V. Mohandas Pai has served as Senior Vice President and Head--Finance and Administration of Infosys since 1996. From 1994 to 1996, he served as Vice President of Finance at Infosys. From 1988 to 1994, Mr. Pai was Executive Director of Prakash Leasing Limited. He was also a member of the Capital Markets Committee of the Institute of Chartered Accountants of India. Mr. Pai received a B.Com. from St. Joseph's College of Commerce, Bangalore and a LL.B. from the University Law College, Bangalore. Mr. Pai is a Fellow Member of the Institute of Chartered Accountants of India.

  Dr. M.S.S. Prabhu has served as Senior Vice President and Head--Engineering Services Business Unit of Infosys since 1997. From 1994 to 1997, Dr. Prabhu served as head of CAD/CAM group at Tata Consultancy Services. From 1972 to 1994, he served in various capacities for the Indian Satellite Research Organization. Dr. Prabhu received a B.E. in Civil Engineering from Bangalore University and a Ph.D. in Aeronautical Engineering from Indian Institute of Science, Bangalore.

  Hema Ravichandar has served as Senior Vice President and Head--Human Resources of Infosys since 1998. From 1996 to 1998, Ms. Ravichandar was an independent consultant. From 1992 to 1995, she served as Head--Human Resources at Infosys. From 1983 to 1992, Ms. Ravichandar was employed by Motor Industries Company Limited as Deputy Manager--Human Resource Development. Ms. Ravichandar received a B.A. in Economics and a post graduate diploma in management from IIM, Ahmedabad.

  Raghupati G. Bhandi has served as Vice President of Infosys since April 1998. From 1995 to 1998, he started and developed the Company's first software development facility outside of Bangalore. From 1991 to 1995, Mr. Bhandi worked in the Quality Department of Infosys with attention to ISO 9000 certification. From 1988 to 1991, he was an Assistant Manager on projects in the United States and Europe. Mr. Bhandi received a B.E. from Mysore University and a M.Tech. in Industrial Management and Engineering from IIT, Kanpur.

  Vasudeva L. Rao has served as Vice President of Infosys since April 1998, operating in the distribution and logistics domains of the Manufacturing and Distribution Business Unit. From 1994 to 1996, he was an Associate Vice President working in the Manufacturing and Distribution Unit. From 1991 to 1994, he served as a project manager in the retail industry at Software Sourcing Company, formerly KSA/Infosys. From 1985 to 1991, Mr. Rao was a software engineer for Infosys based in the United States. Mr. Rao received a B.E. in Mechanical Engineering from Bangalore University.

  Rajiv Kuchal has served as Associate Vice President of Infosys since 1998 and Head--Nortel OSDC Business Unit of Infosys since April 1998. From 1990 to 1998, Mr. Kuchal served in various capacities for the Company, including projects relating to an electronic telex interface and management of the Nortel OSDC before it became a separate business unit. Mr. Kuchal received a B.Tech. in Electrical and Electronics Engineering from IIT, Delhi.

  Dr. S. Yegneshwar has served as Associate Vice President and Head--Education and Research of Infosys since 1996. From 1993 to 1996, Dr. Yegneshwar was a group leader of the Software Engineering group in the Education and Research Department of Infosys. From 1990 to 1993, he was an Assistant Professor of Computers and Information Systems at IIM, Ahmedabad, where he taught courses in software engineering and management to postgraduate and doctoral students. Dr. Yegneshwar received a B.E. in Mechanical Engineering from the Birla Institute of Technology and Science, Pilani and a Ph.D. in Computer Science and Engineering from IIT, Mumbai.

  Susim M. Datta has served as a Director of Infosys since 1997. He is Chairman of Castrol India Ltd. and IL&FS Venture Corporation Ltd. He is a Director of Philips India Ltd., Tata Trustee Company Ltd. and various other publicly-held corporations in India. From 1990 to 1996, he was Chairman of Hindustan Lever Ltd. and all Unilever Group Companies in India and Nepal. Mr. Datta is a Trustee of the government-sponsored India Brand Equity Fund Trust and a member of the Advisory Board of the Council for Fair Business Practices, Mumbai. He is also Chairman of the Board of Governors of IIM, Bangalore and the Goa Institute of Management. Mr. Datta received a M.Sc. from Calcutta University.

  Deepak M. Satwalekar has served as a Director of Infosys since 1997. He has been Managing Director of Housing Development Finance Corporation Ltd. since 1993, and was Deputy Managing Director since 1990. He has been a member of the Managing Committee of the Bombay Chamber of Commerce and Industry from 1996 to 1998. Mr. Satwalekar was also a Member of the Economic Affairs Committee of the Indo-American Chamber of Commerce from 1993 to 1994 and 1996 to 1997. He is a Director of several companies in India and elsewhere. Mr. Satwalekar received a B.Tech. in Mechanical Engineering from IIT, Mumbai and a M.B.A. from the American University.

  Dr. Marti G. Subrahmanyam has served as a Director of Infosys since April 1998. He has served as the Charles E. Merrill Professor of Finance and Economics at the Stern School of Business at New York University since 1991 and has been a visiting professor at IIT, Chennai, INSEAD, IIM, Ahmedabad and Manchester Business School, among other academic institutions. Dr. Subrahmanyam has written several books and published numerous articles in the areas of finance and economics. He is a Director of ICICI Limited, Nomura Asset Management Inc. and Deutsche Software India Ltd., a subsidiary of Deutsche Bank AG. Dr. Subrahmanyam received a B.Tech. from IIT, Chennai, a Diploma in Business Administration, from IIM, Ahmedabad and a Ph.D. in Finance and Economics from the Massachusetts Institute of Technology.

  Ramesh Vangal has served as a Director of Infosys since 1997. He has served as the President of Seagram Asia Pacific since 1997. From 1994 to 1997, he was a member of the Worldwide Operating Council of PepsiCo and was President of PepsiCo Foods International, Asia Pacific. From 1985 to 1994, he served in various management capacities for PepsiCo. Mr. Vangal received a B.Tech. from IIT, Mumbai and a M.Sc. in Business from the London Business School. He also holds a Certificate Diploma, Accounting and Finance from the Institute of Chartered Accountants, London.

Board Composition

  The Company's Articles set the minimum number of directors at three and the maximum number of directors at 12. The Company presently has 10 directors. The Indian Companies Act and the Company's Articles require that: (i) at least two-thirds of the Company's directors shall be subject to re-election by the Company's shareholders; and (ii) at least one-third of the Company's directors who are subject to re-election shall be up for re-election at each annual meeting of the Company's shareholders. The Company's Articles provide that Mr. N.R. Narayana Murthy shall serve as the Company's Chairman of the Board and shall not be subject to re-election as long as Mr. Murthy, together with his relatives, owns at least 5% of the Company's outstanding equity securities. There are no family relationships between any of the directors or executive officers of the Company.

Director Compensation

  In fiscal 1998, the Company's three non-employee directors were paid an aggregate of $24,148. Directors who are also employees of the Company do not receive any additional compensation for their service on the Board of Directors. Directors are also reimbursed for certain expenses in connection with their attendance at Board and Committee meetings.

Executive Compensation

  The following sets forth certain summary information with respect to the compensation paid by the Company to the Company's Chief Executive Officer. Except for one executive officer whose cash compensation exceeded $100,000 during fiscal 1997 and fiscal 1998 due to overseas assignment, none of the Company's executive officers earned a combined annual salary and bonus in excess of $100,000 during any of the last three fiscal years. The amounts in the following table are in dollars based on the Noon Buying Rate of 39.53 Indian Rupees per U.S. Dollar on March 31, 1998.

                          Summary Compensation Table

                                                               Long-Term
                                                              Compensation
                                                                 Awards
                                                              ------------
                                     Annual Compensation       Number of
                                -----------------------------  Securities
   Name and Principal    Fiscal                Other Annual    Underlying   All Other
        Position          Year  Salary  Bonus Compensation(1)   Options    Compensation
------------------------ ------ ------- ----- --------------- ------------ ------------
N. R. Narayana Murthy...  1998  $22,739   --      $4,104           --           --
 Chairman and Chief Ex-   1997   23,013   --       3,439           --           --
 ecutive Officer          1996   24,293   --       2,987           --           --

--------
(1) Includes amounts paid pursuant to Company-sponsored pension and retirement funds.

Option Grants in Last Fiscal Year

  There were no options granted to the Chief Executive Officer during fiscal
1998.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

  The Chief Executive Officer did not exercise or hold any options during fiscal 1998.

Employment Agreements

  Under the Indian Companies Act, the Company's shareholders must approve the salary, bonus and benefits of all employee directors at an Annual General Meeting of Shareholders. Each employee director of the Company has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five year period, but either the Company or the employee director may terminate the agreement upon six months notice to the other party.

Benefit Plans

  1994 Employees Stock Offer Plan. The ESOP was approved by the shareholders on June 25, 1994 and adopted by the Board of Directors on September 15, 1994. The ESOP provides for the grant of rights to purchase Equity Shares to eligible employees. Each stock purchase right provides the right to acquire one Equity Share of the Company.

  The ESOP is administered by an advisory board which consists of three Company directors and two independent members. The Company has created an employee welfare trust (the "Trust") to hold the Equity Shares eligible for future issuance and subject to vesting under the ESOP. The advisory board selects eligible full-time employees for the grant of stock purchase rights from the Trust. The advisory board, in its discretion, selects employees based upon various factors, including, without limitation: employee performance, period of service and status in the Company. Founders of the Company are not eligible to participate in the ESOP.

  Stock purchase rights granted under the ESOP are generally non-transferable by the employee. However, if the employee terminates employment by resignation, dismissal or severance, his or her stock purchase rights are canceled and his or her Equity Shares subject to vesting are transferred back to the Trust. If the employee terminates employment by death or retirement, his or her stock purchase rights and Equity Shares subject to vesting are transferred to the employee's legal heirs or shall continue to be held by the employee, as the case may be. Each purchase right entitles the holder to purchase one Equity Share at an exercise price of Rs.100 (representing $2.35 per Equity Share at the Noon Buying Rate in effect on March 10, 1999). The stock purchase rights issued under the ESOP are exercisable for a period of five years after the date of issuance of the stock purchase right to the employee from the Trust. Equity Shares received by an employee under the ESOP are non-transferable for a period of five years from the date the stock purchase right was issued to the employee. After the expiration of this lock-in period, the employee shall become the absolute owner of the Equity Shares. If the Company declares a stock dividend, the dividend shares distributed to ESOP participants would not be subject to vesting. The ESOP is subject to all applicable laws, rules, regulations and to such approvals by any governmental agencies as may be required.

  As of March 10, 1999, the Trust held 208,800 Equity Shares which are reserved for issuance upon exercise of stock purchase rights to be granted by the Trust in the future.

  1998 Stock Option Plan. The Company's 1998 Stock Option Plan (the "1998 Plan") provides for the grant of nonstatutory stock options and incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code")), to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a $50 million limit on the aggregate market value of the Equity Shares reserved pursuant to the 1998 Plan. Accordingly, the total Equity Shares reserved for issuance may be reduced by the Board of Directors from time to time to comply with the Government of India's $50 million limit. A total of 800,000 Equity Shares are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for ADSs represented by ADRs.

  The 1998 Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"). The Committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 1998 Plan.

  Options granted under the 1998 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months of the end of optionee's status as an employee of the Company, but in no event later than the expiration of the option's term. In the event of optionee's termination as a result of death or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option must be exercised within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. The exercise price of incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the ADSs on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan must be at least equal to 90% of the fair market value of the ADSs on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed 10 years.

  The 1998 Plan provides that in the event of a merger of the Company with or into another corporation, a sale of substantially all of the Company's assets or a like transaction involving the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the vesting and exercisability of each option will accelerate in full.

Indemnification Agreements

  The Company has entered into agreements to indemnify its directors and officers for certain claims brought under U.S. laws to the fullest extent permitted by Indian law. These agreements, among other things, indemnify directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company as to which indemnification will be required or permitted. The Company is unaware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Equity Shares as of March 10, 1999 (as adjusted to reflect the Company's stock dividend declared in December
1998) by: (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Equity Shares; (ii) each director; (iii) the Chief Executive Officer; and (iv) all executive officers and directors as a group.

                                                Percentage of Equity Shares
                                    Shares         Beneficially Owned (2)
                                 Beneficially --------------------------------
    Name of Beneficial Owner      Owned (1)   Prior to Offering After Offering
-------------------------------- ------------ ----------------- --------------
N.R. Narayana Murthy (3) (4)....   2,523,600         7.9%             7.7%
N.S. Raghavan (3) (5)...........   1,765,600         5.5              5.4
Nandan M. Nilekani (3) (6)......   1,716,200         5.4              5.2
S. Gopalakrishnan (3) (7).......   1,594,800         5.0              4.8
K. Dinesh (3) (8)...............   1,172,200         3.7              3.6
S.D. Shibulal (3) (9)...........   1,074,200         3.4              3.3
Susim M. Datta (10).............          --          --               --
Deepak Satwalekar (11)..........          --          --               --
Marti G. Subrahmanyam (12)......          --          --               --
Ramesh Vangal (13)..............          --          --               --
All directors and executive of-
 ficers as a group (21 per-
 sons)..........................  10,144,200        31.7%            30.8%

--------
 (1) Beneficial ownership is determined in accordance with rules of the Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.
 (2) Percentage ownership is calculated based on an aggregate of 32,034,400 Equity Shares issued and outstanding prior to the Offering and 32,934,400 Equity Shares issued and outstanding after the Offering, in each case adjusted to reflect the Company's stock dividend declared in December 1998.
 (3) The address of Messrs. Murthy, Raghavan, Nilekani, Gopalakrishnan, Dinesh and Shibulal is c/o Infosys Technologies Limited, Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229.
 (4) Shares beneficially owned by Mr. Murthy include 2,188,400 Equity Shares owned by members of Mr. Murthy's immediate family. Mr. Murthy disclaims beneficial ownership of such shares.
 (5) Shares beneficially owned by Mr. Raghavan include 1,369,600 Equity Shares owned by members of Mr. Raghavan's immediate family. Mr. Raghavan disclaims beneficial ownership of such shares.
 (6) Shares beneficially owned by Mr. Nilekani include 964,000 Equity Shares owned by members of Mr. Nilekani's immediate family. Mr. Nilekani disclaims beneficial ownership of such shares.
 (7) Shares beneficially owned by Mr. Gopalakrishnan include 1,018,080 Equity Shares owned by members of Mr. Gopalakrishnan's immediate family. Mr. Gopalakrishnan disclaims beneficial ownership of such shares.
 (8) Shares beneficially owned by Mr. Dinesh include 737,600 Equity Shares owned by members of Mr. Dinesh's immediate family. Mr. Dinesh disclaims beneficial ownership of such shares.
 (9) Shares beneficially owned by Mr. Shibulal include 869,240 Equity Shares owned by members of Mr. Shibulal's immediate family. Mr. Shibulal disclaims beneficial ownership of such shares.
(10) The address of Mr. Datta is c/o Peerless General Finance and Investment Co. Ltd., 11-A, Mittal Towers, "A' Wing, First Floor, Nariman Point, Mumbai, India 400 021.
(11) The address of Mr. Satwalekar is 9 Nutan Alka Co-op Housing Society, Relief Road, Santa Cruz (W), Mumbai, India 400 054.
(12) The address of Mr. Subrahmanyam is c/o New York University, Leonard N. Stern School of Business, 44 West Fourth Street #9-15, New York, NY 10003.
(13) The address of Mr. Vangal is 72 Belmont Road, Singapore 269 903.

                             CERTAIN TRANSACTIONS

Yantra Corporation

  In December 1996, the Company transferred all rights, title and interest in and to the WMSYantra (formerly known as EAGLE) software product to Yantra, then a majority-owned subsidiary of the Company. Yantra granted Infosys a non-exclusive right to reproduce, distribute and service the product to the extent necessary to fulfill the Company's pre-existing contractual obligations for the product. In consideration for this transaction Infosys received 7,500,000 shares of common stock of Yantra, which had a fair market value at the time of $0.20 per share. In September 1997, the Company purchased 2,000,000 shares of Series A Preferred Stock of Yantra at $0.75 per share. Certain of the Company's directors or officers are directors of Yantra. As of December 31, 1998, Mr. Phaneesh Murthy, an executive officer of the Company, held options to purchase 100,000 shares of common stock of Yantra at an exercise price of $0.10 per share, all of which were granted on September 29, 1997. Other than Mr. Phaneesh Murthy, none of the Company's directors or officers beneficially owns any shares or options of Yantra.

  On October 20, 1998, the Company sold 1,363,637 shares of Series A Preferred Stock of Yantra for $1.10 per share to an unaffiliated purchaser. As a result, the Company reduced its interest in Yantra to less than one-half of voting stock of Yantra.

Employment Agreements

  The Company has entered into agreements with its employee directors containing a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements are made for a five-year period, but either the Company or the employee director may terminate the agreement upon six months notice to the other party. See "Management--Employment Agreements."

Loans to Employees

  Pursuant to an employee loan program, the Company grants loans to employees to acquire certain assets such as property or vehicles. Such loans are made at interest rates ranging from 0% to 4% and are repayable over fixed periods ranging from one to 100 months. The loans generally are secured by the assets acquired by the employees. As of December 31, 1998, there were $4.2 million in loans outstanding to employees, of which $277,000 were loans receivable from executive officers of the Company in amounts less than $60,000.

                         DESCRIPTION OF EQUITY SHARES

  Set forth below is the material information concerning the Company's share capital and a brief summary of the material provisions of the Company's Articles and the Indian Companies Act, all as currently in effect. The following description of the Equity Shares of the Company and the material provisions of the Company's Articles does not purport to be complete and is qualified in its entirety by the Articles of Association and Memorandum of Association of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

General

  The Company's authorized share capital is 50,000,000 shares, par value Rs.10 per share. As of March 10, 1999, 32,034,400 Equity Shares (as adjusted to reflect the Company's stock dividend declared in December 1998) were issued and outstanding.

  The Equity Shares are the only class of share capital of the Company. There are no convertible debentures or warrants of the Company currently in existence. For the purposes of this Prospectus, "shareholder" means a shareholder who is registered as a member in the register of members of the Company.

Dividends

  Under the Indian Companies Act, unless the Board of Directors of the Company (the "Board") recommends the payment of a dividend, the Company has no power to declare a dividend. Similarly, under the Articles, although the shareholders may, at the Annual General Meeting, approve a dividend in an amount less than that recommended by the Board, they cannot increase the amount of the dividend. Dividends generally are declared as a percentage of the par value of the Company's shares. The dividend recommended by the Board, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 42 days of the approval by the shareholders at the Annual General Meeting. Pursuant to the Company's Articles, the Board has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued by the Company during a particular fiscal year (including the Equity Shares underlying the ADSs issued to the Depositary in connection with the Offering), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Indian Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the Annual General Meeting or to his order or his banker's order. See "Risk Factors--Dividend Policy; Effect on Equity Shares Underlying ADSs" and "Dividend Policy."

  Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10%, a company is required under the Indian Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in such year. The Indian Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the Company's accumulated profits, subject to the following conditions: (i) the rate of dividend to be declared shall not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the Company in the prior five years, whichever is less; (ii) the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or Equity Shares are declared; and (iii) the balance of reserves after withdrawals shall not fall below 15% of its paid up capital. A dividend tax of 10% of the total dividend declared, distributed or paid for a relevant period is payable by the Company.

Bonus Shares

  In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits the Company to distribute an amount transferred from the general reserve or surplus in the Company's profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). The Indian Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

  The Indian Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Indian Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, the Company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The Board is authorized under the Indian Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the Company. See "Risk Factors-- Restrictions on Exercise of Preemptive Rights by ADS Holders."

Annual General Meetings of Shareholders

  The Company must convene an Annual General Meeting of its shareholders within six months after the end of each fiscal year and may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of the Company's paid up capital carrying voting rights. The Annual General Meeting of the shareholders is generally convened by the Company Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the General Meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the General Meeting are entitled to attend or vote at such meeting.

  The Annual General Meeting of shareholders must be held at the Registered Office of the Company or at such other place within the city in which the Registered Office is located; meetings other than the Annual General Meeting may be held at any other place if so determined by the Board. The Company's registered office is located at Electronics City, Hosur Road, Bangalore, 561 229, Karnataka, India.

  The Articles provide that a quorum for a General Meeting is the presence of at least five shareholders in person.

Voting Rights

  At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman of the Board has a deciding vote in the case of any tie. For a description of voting of ADSs, see "Description of American Depositary Shares--Voting of Deposited Securities."

  Any shareholder of the Company may appoint a proxy. The instrument appointing a proxy must be delivered to the Company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

  Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

Register of Shareholders; Record Dates; Transfer of Shares

  The Company maintains a register of shareholders of the Company. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the Annual General Meeting.

  To determine which shareholders are entitled to certain shareholder rights, the Company, pursuant to a Board resolution, may close the register of shareholders. The Indian Companies Act and each of the Company's listing agreements with the Indian Stock Exchanges require the Company to give at least 42 days' prior notice to the Indian Stock Exchanges and at least seven days' prior notice to the public. The Company may not close the register of shareholders for more than 30 consecutive days, and in no event more than 45 days in a year. Trading of Equity Shares may, however, continue while the register of shareholders is closed.

  Following the introduction of the Depositories Act, 1996, and the repeal of
Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in certain circumstances, the shares of the Company are freely transferable, subject only to the provisions of Section 111A of the Indian Companies Act. The Articles currently contain provisions which give the directors discretion to refuse to register a transfer of shares in certain circumstances. In accordance with the provisions of Section 111A(2) of the Indian Companies Act, the directors may exercise this discretion if they have sufficient cause to do so. Pursuant to Section 111A(3), if the transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued thereunder or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other similar laws, the Company Law Board (the "CLB") may, on application made by the Company, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct the rectification of the register of records. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

  Under the Indian Companies Act, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Indian Companies Act and the Rules thereunder together with delivery of the share certificates. The transfer agent of the Company is Karvy Consultants Limited, Bangalore, Karnataka, India.

  The Company has entered into listing agreements with each of the Indian Stock Exchanges. Clause 40A of each of the listing agreements provides that if an acquisition of a listed company's shares results in the acquiror and its associates holding 5% or more of the company's outstanding Equity Shares or voting rights, the acquiror must report its holding to the company and the relevant stock exchange(s). If an acquisition results in the acquiror and its associates holding Equity Shares that have 15% or more of the voting rights, then the acquiror must, before acquiring such Equity Shares, make an offer (in accordance with Clause 40B of the listing agreements) on a uniform basis to all remaining shareholders of the company to acquire Equity Shares that have at least an additional 20% of the voting rights of the total Equity Shares of the company at a prescribed price. The acquisition of shares of a company listed on an Indian stock exchange beyond certain threshold amounts is subject to regulations governing takeovers of Indian companies. Although clauses 40A and 40B and such regulations will not apply to the Equity Shares so long as they are represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the Company and a depositary. See "Description of American Depositary Shares."

Disclosure of Ownership Interest

  Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the Company to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which such declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the Company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Deposit Agreement to be entered into by such holders, the Company and a depositary. See "Description of American Depositary Shares."

Audit and Annual Report

  At least 21 days before the Annual General Meeting of shareholders, the Company must distribute a detailed version of the Company's audited balance sheet and profit and loss account and the reports of the Board and the auditors thereon. Under the Indian Companies Act, the Company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies. The Company must also file an annual return containing a list of the Company's shareholders and other Company information, within 60 days of the conclusion of the meeting.

Company Acquisition of Equity Shares

  Under the Indian Companies Act, the Company may not acquire its own Equity Shares because of the resulting reduction in the Company's capital. Such a reduction in capital is permitted only in certain circumstances and requires compliance with specific buy-back regulations, a special resolution passed by the shareholders and approval by the High Court of the state in which the registered office of the Company is situated. The Government of India has recently published guidelines that would permit a company to form a separate trust specifically for the purpose of buying odd lots of shares and disposing of such shares through a stock exchange.

Liquidation Rights

  Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the Equity Shares, if any, in the event of the winding-up of the Company, the holders of the Equity Shares are entitled to be repaid the amounts of paid up capital or credited as paid up on such Equity Shares. All surplus assets after payments due to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of Equity Shares in proportion to their shareholdings.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

  The following is a summary of the material provisions of the Deposit Agreement (the "Deposit Agreement") to be entered into by the Company, Bankers Trust Company, as depositary (the "Depositary"), and the registered holders ("Holders") of, and owners of a beneficial interest (the "Beneficial Owners") in, ADSs evidenced by ADRs issued pursuant to the terms thereof.

  Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Articles of the Company will be available for inspection at the Corporate Trust Office of the Depositary, currently located at Four Albany Street, New York, New York 10006, and at the principal office of the custodian appointed by the Depositary (the "Custodian"), currently ICICI Limited ("ICICI"), 163 Backbay Reclamation Road No. 3, Mumbai, India 400 020.

American Depositary Receipts

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent one-half of one Equity Share (the Equity Shares at any time deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement, "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as the owners of ADSs evidenced by such ADRs.

Withdrawal of Equity Shares

  Under current Indian laws and regulations, the Depositary cannot accept deposits of outstanding Equity Shares (except for Equity Shares issued as bonus shares or pursuant to rights offerings) and issue ADRs evidencing ADSs representing such Equity Shares. A Holder of ADSs who surrenders ADSs and withdraws Equity Shares is not permitted subsequently to deposit such Equity Shares and obtain ADSs. The Depositary has agreed, subject to the terms of the Deposit Agreement, to accept deposits of outstanding Equity Shares in the event current Indian laws and regulations are amended to permit such deposits. See "Risk Factors--Risks Related to Investments in Indian Securities-- Restrictions on Foreign Investment" and "Deposit and Pre-Release."

  Upon surrender at the Corporate Trust Office of the Depositary of an ADS evidenced by an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary for the surrender of such ADS and the governmental charges and taxes provided for in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Holder of such ADS will be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Holder.

  A Holder of ADSs who surrenders ADSs and withdraws Equity Shares will have to take such Equity Shares in electronic dematerialized form. The Holder will be required to establish an account with an Indian affiliate of the Depositary to hold or sell Equity Shares in electronic dematerialized form and may incur customary fees and expenses in connection therewith. Upon the acquisition of Equity Shares from the Depositary in exchange for ADSs, the Holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or Equity Shares exchanged. Equity Shares which are withdrawn from the Depositary also may not be sold on the Indian Stock Exchanges until the Equity Shares underlying the ADSs have been listed on those exchanges, a process which will be completed within two weeks after the Offering. In addition, RBI approval will be required for the sale of withdrawn Equity Shares by a non-resident of India to a resident of India. See "Government of India Approvals" and "Taxation--Indian Taxation."

Dividends, Other Distributions and Rights

  Subject to any restrictions imposed by Indian law, regulations or applicable permits, the Depositary or its agent for this purpose is required, as promptly as practicable, to convert or cause to be converted into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars, including rupees ("Foreign Currency"), that it receives in respect of the Deposited Securities, and, as promptly as practicable, to distribute the resulting dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of exchange restrictions or the date of delivery of any ADS or ADSs or otherwise. The amount distributed to the Holders of ADSs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "Liability of Holders and Beneficial Owners for Taxes."

  If the Depositary determines that in its reasonable judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the reasonable opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Holders entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of, the Holders entitled thereto.

  If the Company declares a dividend in, or free distribution of, Equity Shares, the Depositary may, and shall if the Company so requests, as promptly as practicable, distribute to the Holders of outstanding ADSs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represent the amount of Equity Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Equity Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees and expenses of the Depositary. The Depositary may withhold any such distribution of ADRs if it has not received from the Company satisfactory documentation that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. The RBI has granted general approval for holders of ADSs to receive stock dividends and participate in rights offerings. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Equity Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Equity Shares distributed upon the Deposited Securities represented thereby.

  If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Equity Shares or any rights of any other nature, the Depositary, after consultation with the Company, and subject to the Company's Articles and applicable laws, will have discretion as to the procedure to be followed in making such rights available to any Holders of ADSs or in disposing of such rights for the benefit of any Holders and making the net proceeds available in dollars to such Holders or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Holders or dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse; provided, however, if at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to certain Holders but not to other

Holders, the Depositary may distribute to any Holder to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Holder, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain Holders, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Holders to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Holders otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Holders because of currency exchange restrictions or the date of delivery of any ADS(s) evidenced by ADR(s), or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular.

  In circumstances in which rights would not otherwise be distributed, if a Holder of ADSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Holder, the Depositary will, to the extent permitted by law, make such rights available to such Holder upon written notice from the Company to the Depositary that the Company has elected in its sole discretion to permit such rights to be exercised. Upon instruction to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of an amount equal to the purchase price of the Equity Shares to be received in exercise of the rights, and upon payment of the fees and expenses of the Depositary, the Depositary will, on behalf of such Holder, exercise (or cause the Custodian to exercise) the rights and purchase the Equity Shares, and the Company shall cause the Equity Shares so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will, to the extent permitted by law and not inconsistent with the terms of the Deposit Agreement, cause the Equity Shares so purchased to be deposited, and will execute and deliver ADSs evidenced by ADRs to such Holder, pursuant to the Deposit Agreement.

  The Depositary will not offer rights to Holders having an address in the United States unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Holders or are registered under the provisions of such Act; provided, that nothing in the Deposit Agreement will create any obligation: (i) on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective; or (ii) on the part of the Depositary to accept for deposit any Equity Shares which are Restricted Securities (as defined in the Deposit Agreement). If a Holder of ADSs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Holder is exempt from such registration. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular.

  Whenever the Depositary receives any distribution other than cash, Equity Shares or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed, as promptly as practicable, to the Holders entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Holders or Beneficial Owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.

  If the Depositary determines that any distribution of property (including Equity Shares and rights to subscribe therefor) is subject to any taxes or other governmental charges which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amount and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to the Holders entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will, to the extent permitted by law, represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADSs evidenced by ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company requests, in each case to the extent permitted by law, execute and deliver additional ADSs evidenced by ADRs as in the case of a distribution in Equity Shares, or call for the surrender of outstanding ADSs evidenced by ADRs to be exchanged for new ADSs evidenced by ADRs specifically describing such new Deposited Securities.

Record Dates

  Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Equity Shares that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting of holders of Equity Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date applicable to the ADSs, after obtaining, if practicable, the consent of the Company if such record date is different from the record date applicable to the Equity Shares or other Deposited Securities:
(i) for the determination of the Holders who will be (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (b) entitled to give instructions for the exercise of voting rights at any such meeting; or (ii) on or after which each ADS will represent the changed number of Equity Shares or other Deposited Securities, all subject to the provisions of the Deposit Agreement.

Voting of Deposited Securities

  Under Indian law, voting of the Equity Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs.50,000. A proxy may not vote except on a poll. See "Description of Equity Shares--Voting Rights."

  As soon as practicable after receipt of notice pursuant to the Deposit Agreement of any meeting of holders of Equity Shares or other Deposited Securities, the Depositary shall fix a record date for determining the Holders entitled to give instructions for the exercise of voting rights, if any, as provided in the Deposit Agreement and shall mail to the Holders of a record notice which shall contain: (i) such information as is contained in such notice of meeting; (ii) a statement that the Holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of Indian law and of the Memorandum and Articles of the Company governing the Deposited Securities represented by their respective ADSs evidenced by their respective ADRs; (iii) a brief statement as to the manner in which such instructions may be given including (a) an express indication that the Depositary should demand a poll or instruct the Chairman of the Meeting (the "Chairman") or a person designated by the Chairman to demand a poll in the event that a poll is not otherwise demanded pursuant to Indian law and (b) an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the Company; and (iv) a statement that if the Depositary does not receive instructions from a Holder, such Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities. Upon the written request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as is practicable and permitted under the applicable provisions of Indian law and of the Memorandum and Articles of the Company governing the Deposited Securities, to vote or cause to be voted the amount of Deposited Securities represented by such ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. In the event that the Depositary receives express instructions from Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to so demand a poll at the meeting at which such matters are to be voted on and to vote such Equity Shares in accordance with such Holders' instructions; provided, however, that prior to any demand of a poll or request to demand a poll by the Depositary upon the terms set forth herein, the Company is required, at its own expense, to use its best efforts to obtain and deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that such demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel opinion set forth in this paragraph.

  The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Equity Shares or other Deposited Securities represented by the ADSs evidenced by an ADR other than in accordance with such instructions from the Holder or as provided below. The Depositary may not itself exercise any voting discretion over any Equity Shares. If the Depositary does not receive instructions from any Holder with respect to any of the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that: (i) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (a) the Company does not wish such proxy given,
(b) substantial opposition exists or (c) the rights of the holders of Equity Shares will be adversely affected; and (ii) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

  Prior to each request for the delivery of a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the
Depositary: (i) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations; and (ii) a representation letter from the Company (executed by a senior officer of the Company) which (a) designates the person to whom any discretionary proxy should be given, (b) confirms that the Company wishes such discretionary proxy to be given and (c) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Equity Shares.

Deposit and Pre-Release

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Equity Shares and appropriate instruments of transfer in a form satisfactory to the Custodian and all certifications as may be required by the Deposit Agreement, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Equity Shares with the Depositary, an ADS or ADSs, registered in the name or names of such person or persons representing the Equity Shares so deposited.

  Each person depositing Equity Shares will be deemed to represent and warrant that: (i) such Equity Shares are validly issued, fully paid and non-assessable and free of any pre-emptive rights of holders of outstanding Equity Shares; and (ii) such person is duly authorized to deposit such Equity Shares. After the initial deposit of Equity Shares pursuant to the Deposit Agreement, each such person shall also be deemed to represent that the deposit of such Equity Shares or the sale of the ADSs issued in respect thereof by such person is not restricted under the Securities Act or applicable Indian law.

  The Depositary and the Custodian will refuse to accept Equity Shares for deposit whenever the Depositary is notified that the Company has restricted transfer of Equity Shares if such transfer would result in the ownership of the Equity Shares being in violation of any applicable laws or the Articles of the Company.

  Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, and unless the Company requests the Depositary to cease doing so, the Depositary may deliver ADSs prior to the receipt of Equity Shares (a "Pre-Release") and deliver Equity Shares upon the receipt and cancellation of ADSs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADS has been Pre-Released. The Depositary may receive ADSs in lieu of Equity Shares in satisfaction of a Pre-Release. Each Pre-Release must be: (i) preceded or accompanied by a written representation from the person to whom the ADSs or Equity Shares are to be delivered that such person, or its customer, (a) owns the Equity Shares or ADSs to be remitted, as the case may be, (b) assigns all beneficial rights, title and interest in such Equity Shares to the Depositary for the benefit of the Holders, and (c) agrees to hold such Equity Shares for the account of the Depositary until delivery of such Equity Shares upon the request of the Depositary; (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate; (iii) terminable by the Depositary on not more than five business days' notice; and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

Reports and Other Communications

  The Company will furnish to the Depositary English-language versions of communications generally distributed to holders of Equity Shares, including its annual reports to shareholders together with its annual audited consolidated financial statements prepared in conformity with U.S. GAAP. In addition, the Company currently intends to furnish to the Depositary its quarterly interim reports in English which will include unaudited interim consolidated financial information prepared in conformity with U.S. GAAP. The Depositary will make available for inspection by Holders and Beneficial Owners at its Corporate Trust Office any receipts evidencing the payment of any taxes imposed on Holders in respect of distributions or gains and notices, reports and communications, including any proxy soliciting material, received from the Company that are both (i) received by the Depositary as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also, if so requested by the Company, send to Holders copies of such reports when furnished by the Company pursuant to the Deposit Agreement.

  On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Equity Shares or other Deposited Securities, or of any adjourned meeting of, or solicitation of proxies or consents from, such holders, or of the taking of any action in respect of any cash or other distributions or of the offering of any rights, the Company agrees to transmit to the Depositary and the Custodian a copy of the notice thereof in the form given or to be given to holders of Equity Shares or other Deposited Securities. The Company will arrange for the translation into English and the prompt transmittal to the Depositary and the Custodian of such notices and other reports and communications which are made generally available by the Company to the holders of its Equity Shares. The Depositary will arrange for the mailing of copies of such notices, reports and communications to all Holders if requested in writing by the Company.

Amendment and Termination of the Deposit Agreement

  The form of ADRs which evidence ADSs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior consent of the Holders or Beneficial Owners of ADSs; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of Holders, will not take effect as to outstanding ADSs until the expiration of 30 days after notice of any amendment has been given to the Holders of outstanding ADSs. Every Holder and Beneficial Owner of an ADS, at the time any amendment so becomes effective, will be deemed, by continuing to hold such ADS, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Holder of any ADS to surrender such ADS evidenced by an ADR and receive therefor the Deposited Securities represented thereby, except to comply with mandatory provisions of applicable law.

  Whenever so directed by the Company, subject to the provisions of the Deposit Agreement, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the Holders of the ADSs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all ADSs then outstanding if, any time after 30 days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADSs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying Equity Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADSs (after deducting, in each case, the fees of the Depositary for the surrender of an ADS and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Holders that have not theretofore surrendered their ADSs, such Holders thereupon becoming general creditors of the depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADS and any applicable taxes or other governmental charges).

Charges of Depositary

  The Depositary will charge any party depositing or withdrawing Equity Shares or any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) where applicable:
(i) taxes and other governmental charges; (ii) such registration as may from time to time be in effect for the registration of transfers of Equity Shares generally on the share register of the Company or the appointed agent of the Company for transfer and registration of Equity Shares and applicable to transfers of Equity Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals; (iii) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Equity Shares or Holders; (iv) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement; (v) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the issuance and surrender, respectively, of ADRs pursuant to the Deposit Agreement; (vi) a fee not in excess of $0.02 per ADS (or portion thereof) held for any cash distribution made pursuant to the Deposit Agreement; and (vii) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (vii) treating all such securities as if they were Equity Shares), but which securities are instead distributed by the Depositary to Holders.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADSs or ADRs.

Liability of Holders and Beneficial Owners for Taxes

  If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any ADS or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Holder or Beneficial Owner of such ADS to the Depositary. The Depositary may refuse to effect any transfer of such ADS or any withdrawal of Deposited Securities underlying such ADS until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder or Beneficial Owner thereof any part or all of the Deposited Securities underlying such ADS and may apply such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Holder and Beneficial Owner(s) of such ADS will remain liable for any deficiency.

Withholding Taxes

  Before making any distribution or other payments in respect of any Deposited Securities, the Company will make such deductions (if any) which, by any applicable laws or regulations, the Company is required to make in respect of any income, capital gains or other taxes (including interest and penalties) and the Company may also deduct the amount of any tax or governmental charges payable by the Company or for which the Company might be made liable in respect of such distribution or gains or other payment or any document signed in connection therewith or any capital gains or other taxes payable by the Holders. The Company or its agent will remit to the appropriate governmental authority or agency any amounts withheld and owing to such authority or agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies or to file reports necessary to obtain benefits or reliefs under the applicable tax treaties for the Holders. In the event the Company, the Depositary or the Custodian endeavors to obtain treaty relief for the Holders or Beneficial Owners pursuant to a tax treaty, such Holder or Beneficial Owner shall indemnify the Company, the Depositary or the Custodian and any of their respective Directors or employees, against any claims by any governmental agency with respect to taxes (including interest and penalties) arising from any refund of taxes or reduced rate of withholding obtained for such Holder or Beneficial Owner.

General

  Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates will be liable to any Holder or Beneficial Owner of ADSs, if by reason of any provision of any present or future law or regulation of the United States, India or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Articles of the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided will be done or performed; nor will the Depositary or the Company or any of their respective directors, employees, agents, or affiliates incur any liability to any Holder or Beneficial Owner of any ADS by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Holders, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary will not make such distribution or offering, will give notice to the Company to this effect, and will allow the rights, if applicable, to lapse.

  Except for liabilities under applicable U.S. federal securities laws, the Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Holders or Beneficial Owners of ADSs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

  The ADSs evidenced by ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the written request of the Company. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADS evidenced by an ADR or withdrawal of any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the person presenting the ADS evidenced by an ADR or the depositor of the Equity Shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Equity Shares being deposited or withdrawn) and payment of any applicable fees payable by the Holders and Beneficial Owners of ADSs. The Depositary may refuse to deliver ADSs, to register the transfer of any ADS or to make any distribution on, or related to, Equity Shares until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration of transfer of outstanding ADSs and surrender of ADSs generally may be suspended or refused during any period when the transfer books of the Depositary, the Company or the foreign registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time.

  Notwithstanding anything to the contrary in the Deposit Agreement, the surrender of outstanding ADSs and withdrawal of Deposited Securities may not be suspended except for: (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Equity Shares in connection with voting at a shareholders' meeting, or the payment of dividends; (ii) the payment of fees, taxes and similar charges; and
(iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of the Deposited Securities.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADSs, which at all reasonable times will be open for inspection by the Holders, provided that such inspection will not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADSs.

  The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADSs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to ADSs and will be entitled to protection and indemnity to the same extent as the Depositary.

Governing Law

  The Deposit Agreement will be governed by the laws of the State of New York.

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

            RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

  Foreign investment in Indian securities is generally regulated by the Foreign Exchange Regulation Act, 1973 ("FERA"). Under Section 29(1)(b) of FERA, no person or company resident outside India that is not incorporated in India (other than a banking company) can purchase the shares of any company carrying on any trading, commercial or industrial activity in India without the permission of the RBI. Also, under Section 19(1)(d) of FERA, the transfer and issuance of any security of any Indian company to a person resident outside India requires the permission of the RBI. Under Section 19(5) of FERA, no transfer of shares in a company registered in India by a non-resident to a resident of India is valid unless the transfer is confirmed by the RBI upon application filed by the transferor or the transferee. Under guidelines issued by the RBI, the RBI will approve such transfers if such transfer is transacted on an Indian stock exchange through a registered stock broker. Furthermore, the issuance of rights and other distributions of securities to a non-resident also requires the prior consent of the RBI. The RBI has granted an exemption from application of certain of these provisions in connection with the Offering. See "Government of India Approvals."

General

  Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993 (the "1993 Regulation"), as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law. See "Taxation--Indian Taxation."

Foreign Direct Investment

  In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board (the "FIPB"), currently under the Ministry of Industry, was thereafter formed to negotiate with large foreign companies wishing to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. six billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. six billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by non-residents of India who are not NRIs, OCBs or FIIs (as each term is defined below) ("Foreign Direct Investors"). The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1997 for consideration of foreign direct investment proposals by the FIPB (the "Guidelines"). Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In January 1998, the RBI issued a notification that foreign ownership of up to 50%, 51% or 74%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB and the FIPB's areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB's consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

  In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries. With respect to the activities of the Company, FIPB approval is required for any direct foreign investment in the Company which exceeds 51% of the total issued share capital of the Company.

  In July 1997, the Government of India issued guidelines to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and will be processed through the automatic RBI route or will require the approval of the FIPB as the case may be. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit but would be treated as debt and would be subject to special Government of India guidelines and approvals.

Investment by Non-Resident Indians and Overseas Corporate Bodies

  A variety of special facilities for making investments in India in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India ("NRIs") and to overseas corporate bodies ("OCBs"), at least 60% owned by such persons. These facilities permit NRIs and OCBs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. These facilities are different and distinct from investments by Foreign Direct Investors described above.

Investment by Foreign Institutional Investors

  In September 1992, the Government of India issued guidelines which enable foreign institutional investors ("FIIs"), including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FERA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FERA. Together, the initial registration and the RBIs general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely securities issued by Indian companies, to realize capital gains on investments made through the initial amount invested in India, to subscribe or renounce rights offerings for shares, to appoint a domestic custodian for custody of investments held and to repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

Ownership Restrictions

  SEBI and RBI regulations restrict investments in Indian companies by FIIs, NRIs and OCBs (collectively, "Foreign Direct Investors"). Under current SEBI regulations applicable to the Company, Foreign Direct Investors in aggregate may hold no more than 30% of the Company's Equity Shares, excluding the Equity Shares underlying the ADSs, and NRIs and OCBs in aggregate may hold no more than 10% of the Company's Equity Shares, excluding the Equity Shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of the Company's total Equity Shares and no single NRI or OCB may hold more than 5% of the Company's total Equity Shares.

  FIIs may only purchase securities of public Indian companies (other than the ADSs) through a procedure known as a "preferential allotment of shares," which is subject to certain restrictions. These restrictions will not apply to Equity Shares issued as stock dividends or in connection with rights offerings applicable to the Equity Shares underlying the ADSs.

  There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any Equity Shares withdrawn upon surrender of ADSs.

  More detailed provisions relating to FII investment have been introduced by the SEBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995. These provisions relate to the registration of FIIs, their general obligations and responsibilities and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of an FII in India. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FERA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

  Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 approved by the SEBI in January 1997 and promulgated by the Government of India in February 1997 (the "Takeover Code"), which replaced the 1994 Takeover Code (as defined herein), upon the acquisition of more than 5% of the outstanding shares of a public Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of the Company are listed. Upon the acquisition of 15% or more of such shares or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the Company at a minimum offer price as determined pursuant to the rules of the Takeover Code. Upon conversion of ADSs into Equity Shares, an ADS holder will be subject to the Takeover Code.

  Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs, OCBs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

                         GOVERNMENT OF INDIA APPROVALS

  India's Ministry of Finance (the "MOF") and the RBI have approved the Offering. In addition, the Company has obtained the required approvals from the MOF to enter into the Depositary Agreement and the Underwriting Agreement referred to in "Underwriting." Pursuant to such approvals and consistent with the Company's request, the maximum aggregate proceeds of the Offering are limited to $75 million (including the Underwriters' over-allotment option). Various tax concessions are expected to be available with respect to the Offering in accordance with the provisions of Section 115AC of the Indian Income Tax Act. Copies of the approvals from the MOF and the RBI will be made available for public inspection at the registered office of the Company or provided upon written request to the Chief Financial Officer of the Company. See "Taxation--Indian Taxation."

  The RBI has granted general approvals which permit: (i) foreign investors to acquire ADSs and Equity Shares; (ii) the issue of the ADSs and the transfer and registration of the Equity Shares in the name of the Depositary or its nominee; (iii) remittance of dividends on the Equity Shares represented by ADSs at market rates, as and when due subject to the payment of any applicable Indian taxes; (iv) issue of any rights or bonus Equity Shares represented by the ADSs; (v) repatriation in free foreign exchange of the proceeds of a sale of the Equity Shares (received upon surrender of ADSs) and any rights or bonuses that may accrue in respect of the Equity Shares, subject to applicable Indian taxes; (vi) export of Equity Shares from India for transfer thereof outside of India upon withdrawal from the depositary facility; and (vii) the free transfer of ADSs outside India between non-residents of India. Specific approval of the RBI will have to be obtained, however, for the sale of the underlying Equity Shares by a non-resident of India to a resident of India as well as for any renunciation of rights to a resident of India. Pursuant to FERA, a resident of India is: (i) a citizen of India who has not left India with an intention of staying outside India; and (ii) a non-citizen of India who stays in India for a purpose indicating an intention to stay in India. A "non-resident" of India is a person who is not a resident of India. Currently, such sales or renunciations will be permitted by the RBI if made through a registered Indian broker or through a recognized stock exchange in India at prevailing market rates, and the sale proceeds may be repatriated after payment of applicable taxes and stamp duties. See "Taxation--Indian Taxation-- Taxation of Distributions."

  Any person resident outside India desiring to sell Equity Shares received upon surrender of ADSs or otherwise transfer such Equity Shares within India, whether or not through any of the Indian Stock Exchanges, should seek the advice of Indian counsel as to the requirements applicable at that time. Transfers of shares of an Indian company between non-residents generally require the approval of the RBI (such approvals having been obtained by the Company as described above). Transfers of securities in Indian companies from a person resident outside India to a person resident in India require confirmation from the RBI under Section 19(5) of FERA. Accordingly, under current Indian law, the sale and transfer of Equity Shares withdrawn from the Depositary to any person resident in India would require additional approvals to be obtained from the RBI. Under current regulations and practice, a person resident outside of India intending to sell Indian securities within India or to a resident of India would generally apply for RBI approval by submitting a Form TS1, which requires information as to the transferor, transferee, the shareholding structure of the Indian company whose shares are to be sold, the highest and lowest quotation shares on the stock exchange where the shares have been listed during each of the preceding three calendar years and the latest available quotation, the proposed sale price per share and other information. Applications for transfer of Equity Shares by non-resident investors to residents should be submitted to the RBI on Form TS1 together with the documents mentioned therein. The RBI will generally permit such sales or renunciation if made through a registered Indian broker or through a recognized stock exchange in India at prevailing market rates. The proceeds from such transfers may be transferred outside India after payment of applicable taxes and stamp duties. The RBI will also consider applications for transfer of shares by private arrangement (i.e., other than through a stock exchange) to a person resident in India. In such cases, the RBI will need to satisfy itself that the shares are proposed to be sold at a price arrived at by taking the average of quotations on the date of application or the price paid by the applicant whichever is lower. The RBI is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application in its discretion.

  The Company will file prior to the effectiveness of this Registration Statement an application with the Department of Company Affairs to the effect that it is not required to file this Prospectus under the Indian Companies Act. The MOF may request that a copy of this Prospectus be filed with the SEBI, the Registrar of Companies in Bangalore and the relevant Indian Stock Exchanges for record purposes.

  The Company's Equity Shares issued and outstanding prior to the Offering are listed on the Indian Stock Exchanges. Upon effectiveness of the Offering, the Company will make the appropriate filings with the Indian Stock Exchanges to approve the Equity Shares underlying the ADSs offered hereby for trading on the Indian Stock Exchanges. Equity Shares which are withdrawn from the Depositary may not be sold on the Indian Stock Exchanges until the listing process is completed, which will occur within two weeks of the Offering.

                                   TAXATION

Indian Taxation

  General. The following is the opinion of Crawford Bayley & Co. on the principal Indian tax consequences for holders of ADSs and Equity Shares received upon withdrawal of such Equity Shares who are not resident in India whether of Indian origin or not ("Non-resident Holders") and is based on the provisions of the Income Tax Act, 1961 (the "Indian Tax Act"), including the special tax regime contained in Section 115AC (the "Section 115AC Regime") and the 1993 Regulation. The Indian Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115 AC Regime may be amended or changed by future amendments of the Indian Tax Act.

  This opinion is not intended to constitute a complete analysis of the individual tax consequences to Non-resident Holders under Indian law for the acquisition, ownership and sale of ADSs and Equity Shares by Non-resident Holders. Personal tax consequences of an investment may vary for investors in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

  Residence. For purposes of the Indian Tax Act, an individual is considered to be a resident of India during any financial year if he: (i) is in India in that year for a period or periods amounting to 182 days or more; or (ii) is in India in that year for 60 days or more and, in case of a citizen of India or a person of Indian origin, who, being outside India, comes on a visit to India, is in India for more than 182 days effective April 1, 1995 and in each case within the four preceding years has been in India for a period or periods amounting to 365 days or more. A company is resident in India if it is registered in India or the control and the management of its affairs is situated wholly in India.

  Taxation of Distributions. Pursuant to the Finance Act, 1997, withholding tax on dividends paid to shareholders no longer applies. Distributions to Non-resident Holders of additional ADSs or Equity Shares or rights to subscribe for Equity Shares ("Rights") made with respect to ADSs or Equity Shares are not subject to Indian tax.

  Taxation of Capital Gains. Any gain realized on the sale of ADSs or Equity Shares by a Non-resident Holder to another Non-resident Holder outside India is not subject to Indian capital gains tax. However, as Rights are not expressly covered by the Indian Income Tax Act, 1961, it is unclear, and Crawford Bayley & Co. is therefore unable to opine, as to whether capital gain derived from the sale of Rights by a Non-resident Holder (not entitled to an exemption under a tax treaty) to another Non-resident Holder outside India will be subject to Indian capital gains tax. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to customary Indian taxation as discussed below.

  Since the Offering has been approved by the Government of India under the
Section 115AC Regime, Non-resident Holders of the ADSs will have the benefit of tax concessions available under the Section 115AC Regime. The Section 115AC Regime provides that if the Equity Shares are sold on an Indian Stock Exchange against payment in Indian rupees, they will no longer be eligible for such concessional tax treatment. However, the Section 115AC Regime is unclear, and Crawford Bayley & Co. is therefore unable to opine, as to whether such tax treatment is available to a non-resident who acquires Equity Shares outside India from a Non-resident Holder of Equity Shares after receipt of the Equity Shares upon surrender of the ADSs. If concessional tax treatment is not available, gains realized on the sale of such Equity Shares will be subject to customary Indian taxation as discussed below.

  Subject to any relief provided pursuant to an applicable tax treaty, any gain realized on the sale of Equity Shares to an Indian resident or inside India generally will be subject to Indian capital gains tax which is to be deducted at the source by the buyer. For the purpose of computing capital gains tax, the cost of acquisition of Equity Shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on any of the Indian Stock Exchanges on the date that the Depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs. A Non-resident Holder's holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of Equity Shares received in exchange for ADSs commences on the date of the notice of the redemption by the Depositary to the Custodian. The Indian-U.S. Treaty does not provide an exemption from the imposition of Indian capital gains tax.

  Taxable gain realized in respect of Equity Shares held (calculated in the manner set forth in the prior paragraph) for more than 12 months (long-term gain) is subject to tax at the rate of 10%. Taxable gain realized in respect of Equity Shares held for 12 months or less (short-term gain) is subject to tax at variable rates with a maximum rate of 48%. The actual rate of tax on short-term gain depends on a number of factors, including the legal status of the Non-resident Holder and the type of income chargeable in India.

  Stamp Duty and Transfer Tax. Upon issuance of the Equity Shares, the Company is required to pay a stamp duty of 0.1% per share of the issue price of the underlying Equity Shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of Equity Shares from the Depositary in exchange for ADSs, the holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or Equity Shares exchanged. A sale of Equity Shares by a registered holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the Equity Shares on the trade date, although customarily such tax is borne by the transferee.

  Gift and Wealth Tax. The holding of the ADSs in the hands of Non-resident Holders and the holding of the underlying Equity Shares by the Depositary as a fiduciary and the transfer of ADSs between Non-resident holders and the Depositary will be exempt from Indian gift tax and Indian wealth tax. Although Indian gift tax was abolished effective October 1, 1998, a gift tax may apply to transfers by way of gift of Equity Shares or ADSs in the future. Investors are advised to consult their own tax advisers in this context.

  Estate Duty. Under current Indian law, there is no estate duty applicable to a Non-resident Holder of ADSs or Equity Shares.

United States Federal Taxation

  The following is a summary of the material U.S. federal income and estate tax matters that may be relevant with respect to the acquisition, ownership and disposition of Equity Shares or ADSs. This summary addresses only the U.S. federal income and estate tax considerations of holders that are citizens or residents of the United States, partnerships or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts ("U.S. Holders") or are not U.S. Holders ("Non-U.S. Holders") and that will hold Equity Shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold Equity Shares or ADSs as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders of 10% or more (by voting power or value) of the stock of the Company. This summary is based on the tax laws of the United States as in effect on the date of this Prospectus and on United States Treasury Regulations in effect (or, in certain cases, proposed) as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on representations of the Depositary and the assumption that each obligation in the Depositary Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

  EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

  Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of Equity Shares represented by such ADSs.

  Dividends. Distributions of cash or property (other than Equity Shares, if any, distributed pro rata to all shareholders of the Company, including holders of ADSs) with respect to Equity Shares will be includible in income by a U.S. Holder as foreign source dividend income at the time of receipt, which in the case of a U.S. Holder of ADSs generally will be the date of receipt by the Depositary, to the extent such distributions are made from the current or accumulated earnings and profits of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Equity Shares or ADSs and thereafter as capital gain.

  A U.S. Holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian taxes paid by the Company and deemed under Indian law to have been paid by the shareholders of the Company, unless it is a U.S. company holding at least 10% of the Indian company paying the dividends.

  U.S. Holders should be aware that dividends paid by the Company generally will constitute "passive income" for purposes of the foreign tax credit. The Internal Revenue Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. U.S. Holders should consult their own tax advisors with respect to the potential consequences of those limitations.

  A Non-U.S. Holder of Equity Shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on Equity Shares or ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States

  Sale or Exchange of Equity Shares or ADSs. A U.S. Holder generally will recognize gain or loss on the sale or exchange of Equity Shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's tax basis in the Equity Shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Equity Shares or ADSs, as the case may be, were held for more than one year. Gain, if any, recognized by a U.S. Holder generally will be treated as U.S. source passive income for U.S. foreign tax credit purposes.

  A Non-U.S. Holder of Equity Shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Equity Shares or ADSs unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S.; or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

  If dividends are paid in Indian rupees, the amount of the dividend distribution includible in the income of a U.S. Holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

  Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the Equity Shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the Equity Shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to certain conditions and limitations.

  Backup Withholding Tax and Information Reporting Requirements. Under current U.S. Treasury Regulations, dividends paid on Equity Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. Information reporting will apply to payments of dividends on, and to proceeds from the sale or redemption of, Equity Shares or ADSs by a paying agent (including a broker) within the United States to a U.S. Holder (other than an "exempt recipient," including a corporation, a payee that is a Non-U.S. Holder that provides an appropriate certification and certain other persons). In addition, a paying agent within the United States will be required to withhold 31% of any payments of the proceeds from the sale or redemption of Equity Shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements.

  Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. Federal income tax purposes if it satisfies either of the following two tests: (i) 75% or more of its gross income for the taxable year is passive income; or (ii) on average for the taxable year (by value or, if the Company so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

  The Company does not believe that it satisfies either of the tests for PFIC status. If the Company were to be a PFIC for any taxable year, U.S. Holders would be required to either: (i) pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include gain on a sale or other disposition of Equity Shares); or
(ii) if a Qualified Electing Fund election is made, to include in their taxable income their pro rata share of certain undistributed amounts of the Company's income.

  THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF REGISTERED SHARES OR ADSs. PROSPECTIVE PURCHASERS OF ADSs OFFERED HEREBY SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

                    EQUITY SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of Equity Shares into the public market following the Offering (whether on the Indian Stock Exchanges or into the United States market by conversion of outstanding Equity Shares into ADSs, if permitted in the future by the Government of India) could adversely affect the market price of the ADSs. Upon completion of the Offering, 32,934,400 Equity Shares will be issued and outstanding, including 900,000 Equity Shares represented by 1,800,000 ADSs issued in connection with the Offering. Of the 32,034,400 Equity Shares issued and outstanding prior to the issuance of the ADSs, holders of approximately 10,144,200 Equity Shares (including all shares held by directors and their families and executive officers) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any such Equity Shares for a period of 180 days following the date of this Prospectus. NationsBanc Montgomery Securities LLC may release such shares from the lock-up in its sole discretion at any time and without prior public announcement. Substantially all of the Equity Shares that are not subject to such lock-ups, will be freely tradeable in India immediately after the Offering. Upon expiration of the lock-up period (or earlier with such consent), substantially all of the Equity Shares will be available for sale on the Indian Stock Exchanges. Sales of substantial amounts of Equity Shares, or the availability of such shares for sale, could adversely affect the market price of the ADSs. See "Risk Factors--Risks Related to Investments in Indian Securities" and "--Absence of Prior U.S. Public Market; Potential Limited Liquidity" for information on the limitations on conversion of Equity Shares into ADSs.

                                 UNDERWRITING

  The Underwriters named below, represented by NationsBanc Montgomery Securities LLC, BancBoston Robertson Stephens, BT Alex. Brown and Thomas Weisel Partners LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of ADSs indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the ADSs if they purchase any.

                                                                        Number
   Underwriter                                                          of ADSs
   -----------                                                         ---------
   NationsBanc Montgomery Securities LLC..............................   505,440
   BancBoston Robertson Stephens......................................   365,040
   BT Alex. Brown Incorporated........................................   365,040
   Thomas Weisel Partners LLC.........................................   168,480
   Credit Suisse First Boston Corporation.............................    57,000
   Donaldson, Lufkin & Jenrette Securities Corporation................    57,000
   Raymond James & Associates, Inc....................................    57,000
   Cazenove Inc.......................................................    57,000
   Robert Fleming Inc.................................................    57,000
   Cruttenden Roth Incorporated.......................................    37,000
   John G. Kinnard & Company, Incorporated............................    37,000
   H.C. Wainwright & Co., Inc.........................................    37,000
                                                                       ---------
     Total............................................................ 1,800,000
                                                                       =========

  The Representatives have advised the Company that the Underwriters initially propose to offer the ADSs to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.84 per ADS, and the Underwriters may allow, and such dealers reallow, a concession of not more than $0.10 per ADS to certain other dealers. If the Underwriters' over-allotment option is exercised, the Underwriters will reimburse the Company for certain expenses incurred in connection with the Offering. After the Offering, the offering price and other selling terms may be changed by the Representatives. The ADSs are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 270,000 additional ADSs to cover over-allotments, if any, at the same price per ADS as the initial ADSs to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional ADSs, in approximately the same proportion as set forth in the above table. The Underwriters may purchase such ADSs only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in request thereof.

  All of the Company's directors (other than directors who do not own Equity Shares or rights to purchase Equity Shares) and executive officers, and certain family members of the Company's directors, have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, offer, sell, contract or grant any option to sell, pledge, transfer, establish an open put position or otherwise dispose of, or agree to dispose of, any Equity Shares or ADSs, any options or warrants to purchase Equity Shares or ADSs, or any securities convertible into, exercisable or exchangeable for Equity Shares or ADSs. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, offer, issue, sell, contract or grant any option to sell, pledge, transfer, establish an open put position or otherwise dispose of, or agree to dispose of, any Equity Shares or ADSs, any options or warrants to purchase any Equity Shares or ADSs or any securities convertible into, exercisable or exchangeable for Equity Shares or ADSs, other than the grant of options and issuance of shares under the ESOP and the 1998 Plan. See "Equity Shares Eligible for Future Sale."

  The Representatives have advised the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of ADSs offered hereby.

  The Company's Equity Shares are traded on the Indian Stock Exchanges. However, prior to the Offering, there has been no public market for the ADSs offered hereby or for the underlying Equity Shares in the United States. Consequently, the public offering price for the ADSs will be determined through negotiations among the Company and the Representatives. The primary factor to be considered in such negotiations will be the price of the Company's Equity Shares on the Indian Stock Exchanges. Among the other factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, applicable regulatory limitations on foreign investment in the Equity Shares, the present state of the Company's business, the general condition of the securities markets at the time of the Offering and the market prices of publicly traded stock of comparable companies in recent periods.

  The Underwriters are permitted to engage in certain transactions that stabilize the price of the ADSs. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs. If the Underwriters create a short position in the ADSs in connection with the Offering, i.e., if they sell more ADSs than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing ADSs in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the Representatives may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the ADSs that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market.

  In general, purchases of ADSs for the purpose of stabilization or to reduce a short position could cause the price of the ADSs to be higher than it might be in the absence of such purchases. Neither the Company nor the Underwriters make any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither the Company nor the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The validity of the ADSs offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the Equity Shares represented by the ADSs offered hereby will be passed upon by Crawford Bayley & Co., Mumbai, India, Indian counsel for the Company. Certain matters in connection with the Offering will be passed upon on behalf of the Underwriters by Latham & Watkins, Los Angeles, California, and Nishith Desai Associates, Mumbai, India, counsel for the Underwriters. Wilson Sonsini Goodrich & Rosati may rely upon Crawford Bayley & Co. with respect to certain matters governed by Indian law.

                            INDIA FINANCIAL ADVISOR

  In connection with certain matters in the Offering, Enam Financial Consultants Pvt. Ltd. has acted as the India financial advisor to the Company.

                                    EXPERTS

  The U.S. GAAP consolidated financial statements of Infosys Technologies Limited as of March 31, 1997 and 1998, and for each of the years in the three-year period ended March 31, 1998, have been included herein in reliance upon the report of KPMG Peat Marwick, India, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                             CHANGE OF ACCOUNTANTS

  Effective April 1997, Bharat S. Raut and Company was engaged as the principal independent accountants for the Company for Indian GAAP reporting, replacing Mr. A.M. Bhatkal, who resigned at that time. The change was approved by the Audit Committee of the Company's Board of Directors and at the Annual General Meeting held on June 7, 1997.

  In connection with the audits of the three fiscal years in the period ended March 31, 1997, and for the interim period from April 1, 1997 through June 7, 1997 there were no disagreements with Mr. Bhatkal on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Mr. Bhatkal's satisfaction would have caused him to make reference to the matter in his report. The audit reports of Mr. Bhatkal for the financial statements of the Company as of and for the fiscal years ended March 31, 1996 and 1997 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty or audit scope.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form F-1 (including all amendments thereto, the "Registration Statement"), of which this Prospectus constitutes a part, under the Securities Act, with respect to the ADSs and the underlying Equity Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  Upon declaration by the Commission of the effectiveness of the Registration Statement, the Company will be subject to the periodic reporting and other informational requirements of the Exchange Act, and in accordance therewith will be required to file reports and other information with the Commission. The Registration Statement (with exhibits), as well as such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that make electronic filings with the Commission.

  As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, the Company will not be required to publish consolidated financial statements as frequently or as promptly as United States companies. However, the Company intends to furnish the Depositary with annual reports, which will include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The Depositary has agreed with the Company that, upon the Company's request, it will promptly mail such reports to all registered holders of ADSs. The Company will also furnish to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to its shareholders. The Depositary will arrange for the mailing of such documents to record holders of ADSs. In addition, the Company has agreed in the Underwriting Agreement relating to the Offering to submit to the Commission quarterly reports, which will include unaudited quarterly condensed consolidated financial information, on Form 6-K for the first three quarters of each fiscal year and to file its annual report on Form 20-F within the time period prescribed under Section 13 of the Exchange Act for the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K, respectively.

                          INFOSYS TECHNOLOGIES LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
   Report of KPMG Peat Marwick, Independent Auditors....................... F-2
   Balance Sheets.......................................................... F-3
   Statements of Income.................................................... F-4
   Statements of Shareholders' Equity...................................... F-5
   Statements of Cash Flows................................................ F-6
   Notes to Financial Statements........................................... F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Infosys Technologies Limited:

  We have audited the accompanying consolidated balance sheets of Infosys Technologies Limited and its subsidiary as of March 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Infosys Technologies Limited and its subsidiary as of March 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                                      KPMG Peat Marwick

Bangalore, India
April 10, 1998

                          INFOSYS TECHNOLOGIES LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      As of
                                             As of March 31,        December
                                         ------------------------      31,
                                            1997         1998         1998
                                         -----------  -----------   --------
                                                                   (Unaudited)
Current assets:
 Cash and cash equivalents.............. $ 8,320,331  $15,419,265  $22,797,989
 Trade accounts receivable, net of al-
  lowances..............................   4,994,607   10,263,084   21,270,407
 Inventories............................      11,458          --           --
 Prepaid expenses and other current as-
  sets..................................   2,826,506    3,751,289    5,302,824
 Prepaid income taxes...................     983,859      536,969          --
                                         -----------  -----------  -----------
  Total current assets..................  17,136,761   29,970,607   49,371,220
Property, plant and equipment--net......  14,930,862   16,695,503   22,795,198
Deferred tax assets.....................     382,395    1,089,948    1,642,311
Investments.............................         362          362      177,938
Other assets............................     473,079    1,025,605    2,595,128
                                         -----------  -----------  -----------
Total assets............................ $32,923,459  $48,782,025  $76,581,795
                                         ===========  ===========  ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable....................... $   125,579  $   149,086  $    81,400
 Customer deposits......................     196,710      190,173      109,809
 Other accrued liabilities..............   1,960,941    4,979,306    6,186,528
 Provision for income taxes.............         --           --     1,582,516
 Unearned revenue.......................         --           --     5,356,200
                                         -----------  -----------  -----------
  Total current liabilities.............   2,283,230    5,318,565   13,316,453
Non-current liabilities.................         --           --           --
                                         -----------  -----------  -----------
Total liabilities.......................   2,283,230    5,318,565   13,316,453
                                         -----------  -----------  -----------
Preferred stock of subsidiary...........         --     2,317,500          --
Shareholders' equity:
 Common stock, $0.32 par value;
  50,000,000 Equity Shares
  authorized as of 1997 and 1998; Issued
  and outstanding
  Equity Shares--29,038,400 and
  32,034,400 as of 1997
  and 1998, respectively ...............   2,310,270    4,545,811    4,545,811
 Additional paid-in capital.............  15,712,247   24,415,920   44,802,455
 Accumulated other comprehensive in-
  come..................................  (3,531,811)  (7,042,229)  (9,384,666)
 Deferred compensation--Employees Stock
  Offer Plan............................  (3,507,715)  (7,831,445) (25,813,924)
 Retained earnings......................  19,681,740   27,994,268   49,942,298
 Loan to Trust..........................     (24,502)    (936,365)    (826,632)
                                         -----------  -----------  -----------
Total shareholders' equity..............  30,640,229   41,145,960   63,265,342
                                         -----------  -----------  -----------
Total liabilities and shareholders' eq-
 uity................................... $32,923,459  $48,782,025  $76,581,795
                                         ===========  ===========  ===========

          See accompanying notes to consolidated financial statements

                          INFOSYS TECHNOLOGIES LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                Nine Months Ended
                                Years Ended March 31,             December 31,
                         ----------------------------------- -----------------------
                            1996        1997        1998        1997        1998
                         ----------- ----------- ----------- ----------- -----------
                                                                   (Unaudited)
Revenues................ $26,607,009 $39,585,919 $68,329,961 $48,412,398 $86,101,258
Cost of revenues........  15,637,577  22,615,070  40,156,509  28,280,589  47,001,970
                         ----------- ----------- ----------- ----------- -----------
Gross profit............  10,969,432  16,970,849  28,173,452  20,131,809  39,099,288
                         ----------- ----------- ----------- ----------- -----------
Operating expenses:
 Selling, general and
  administrative
  expenses..............   4,350,710   7,010,211  13,225,492   9,107,747  13,706,594
 Amortization of
  deferred stock
  compensation expense..     360,853     767,926   2,566,613   2,105,036   2,404,056
                         ----------- ----------- ----------- ----------- -----------
Total operating
 expenses...............   4,711,563   7,778,137  15,792,105  11,212,783  16,110,650
                         ----------- ----------- ----------- ----------- -----------
Operating income........   6,257,869   9,192,712  12,381,347   8,919,026  22,988,638
Other income, net.......   1,460,329     769,560     800,799     606,324   1,211,520
                         ----------- ----------- ----------- ----------- -----------
Income before income
 taxes..................   7,718,198   9,962,272  13,182,146   9,525,350  24,200,158
Provisions for income
 taxes..................     894,561   1,320,270     770,458     977,865   3,532,000
Subsidiary preferred
 stock dividends........         --          --       67,500      33,750     151,331
                         ----------- ----------- ----------- ----------- -----------
Net income.............. $ 6,823,637 $ 8,642,002 $12,344,188 $ 8,513,735 $20,516,827
                         =========== =========== =========== =========== ===========
Earnings per Equity
 Share:
 Basic..................       $0.24       $0.30       $0.41       $0.29       $0.67
                         =========== =========== =========== =========== ===========
 Diluted................       $0.23       $0.29       $0.41       $0.28       $0.67
                         =========== =========== =========== =========== ===========
Weighted Equity Shares
 used in computing
 earnings per
 Equity Share:
 Basic..................  29,034,400  29,036,394  29,787,144  29,416,886  30,540,000
 Diluted................  29,283,514  29,704,060  30,403,904  30,260,320  30,624,604


          See accompanying notes to consolidated financial statements

                          INFOSYS TECHNOLOGIES LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       Equity Shares
                   ---------------------
                                                                    Accumulated     Deferred
                                         Additional                    Other     Compensation--
                                           Paid-In   Comprehensive Comprehensive Employee Stock  Loan to    Retained
                     Shares   Par Value    Capital      Income        Income       Offer Plan     Trust     Earnings
                   ---------- ---------- ----------- ------------- ------------- -------------- ---------  -----------
Balance as of
 March 31, 1995..  29,034,400 $2,309,991 $12,403,865                $  (131,438)  $ (1,330,622)       --   $ 6,416,483
Cash dividends
 declared........         --         --          --                         --             --         --    (1,068,955)
Compensation
 related to stock
 option grants...         --         --    1,283,275                        --      (1,283,275)       --           --
Amortization of
 compensation
 related to stock
 option grants...         --         --          --                         --         360,853        --           --
Comprehensive
 income
 Net income......         --         --          --   $ 6,823,637           --             --         --     6,823,637
 Other comprehen-
  sive income
 Translation ad-
  justment.......         --         --          --    (1,438,382)          --             --         --           --
 Unrealized loss
  on investments,
  net............         --         --          --      (420,876)          --             --         --           --
                                                      -----------
 Other comprehen-
  sive income....         --         --          --    (1,859,258)   (1,859,258)           --         --           --
                                                      -----------
Comprehensive
 income..........         --         --          --   $ 4,964,379           --             --         --           --
                   ---------- ---------- -----------  ===========   -----------   ------------  ---------  -----------
Balance as of
 March 31, 1996..  29,034,400  2,309,991  13,687,140                 (1,990,696)    (2,253,044)       --    12,171,165
Cash dividends
 declared........         --         --          --                         --             --         --    (1,131,427)
Common stock
 issued upon
 exercise of
 warrants........       4,000        279       2,510                        --             --     (24,502)         --
Compensation
 related to stock
 option grants...         --         --    2,022,597                        --      (2,022,597)       --           --
Amortization of
 compensation
 related to stock
 option grants...         --         --          --                         --         767,926        --           --
Comprehensive
 income
 Net income......         --         --          --   $ 8,642,002           --             --         --     8,642,002
 Other comprehen-
  sive income
 Translation ad-
  justment.......         --         --          --    (1,902,597)          --             --         --           --
 Unrealized gain
  on invest-
  ments--net.....         --         --          --       361,482           --             --         --           --
                                                      -----------
 Other comprehen-
  sive income....         --         --          --    (1,541,115)   (1,541,115)           --         --           --
                                                      -----------
Comprehensive
 income..........         --         --          --   $ 7,100,887           --             --         --           --
                   ---------- ---------- -----------  ===========   -----------   ------------  ---------  -----------
Balance as of
 March 31, 1997..  29,038,400  2,310,270  15,712,247                 (3,531,811)    (3,507,715)   (24,502)  19,681,740
Stock split......         --   2,028,521         --                         --             --         --    (2,028,521)
Cash dividends
 declared........         --         --          --                         --             --         --    (2,003,139)
Common stock
 issued upon
 exercise of
 warrants........   2,996,000    207,020   1,813,330                        --             --    (911,863)         --
Compensation
 related to stock
 option grants...         --         --    6,890,343                        --      (6,890,343)       --           --
Amortization of
 compensation
 related to stock
 option grants...         --         --          --                         --       2,566,613        --           --
Comprehensive
 income
 Net income......         --         --          --   $12,344,188           --             --         --    12,344,188
 Other comprehen-
  sive income--
  translation ad-
  justment.......         --         --          --    (3,510,418)   (3,510,418)           --         --           --
                                                      -----------
Comprehensive
 income..........         --         --          --   $ 8,833,770           --             --         --           --
                   ---------- ---------- -----------  ===========   -----------   ------------  ---------  -----------
Balance as of
 March 31, 1998..  32,034,400  4,545,811  24,415,920                 (7,042,229)    (7,831,445)  (936,365)  27,994,268
Cash dividends
 declared
 (unaudited).....         --         --          --                         --             --         --    (1,037,628)
Compensation
 related to stock
 option grants
 (unaudited).....         --         --   20,386,535                        --     (20,386,535)       --           --
Amortization of
 compensation
 related to stock
 option grants
 (unaudited).....         --         --          --                         --       2,404,056        --           --
Comprehensive
 income
 (unaudited)
 Net income (un-
  audited).......         --         --          --   $20,516,827           --             --         --    20,516,827
 Other comprehen-
  sive income--
  Translation ad-
  justment ......         --         --          --    (2,342,437)   (2,342,437)           --         --           --
                                                      -----------
Comprehensive
 income
 (unaudited).....         --         --          --   $18,174,390           --             --         --           --
                                                      ===========
Adjustment on
 deconsolidation
 of subsidiary
 (unaudited).....         --         --          --                         --             --         --     2,468,831
Repayment on loan
 to Trust
 (unaudited).....         --         --          --                         --             --     109,733          --
                   ---------- ---------- -----------                -----------   ------------  ---------  -----------
Balance as of
 December 31,
 1998
 (unaudited).....  32,034,400 $4,545,811 $44,802,455                $(9,384,666)  $(25,813,924) $(826,632) $49,942,298
                   ========== ========== ===========                ===========   ============  =========  ===========
                       Total
                   Shareholders'
                      Equity
                   -------------
Balance as of
 March 31, 1995..   $19,668,279
Cash dividends
 declared........    (1,068,955)
Compensation
 related to stock
 option grants...           --
Amortization of
 compensation
 related to stock
 option grants...       360,853
Comprehensive
 income
 Net income......     6,823,637
 Other comprehen-
  sive income
 Translation ad-
  justment.......    (1,438,382)
 Unrealized loss
  on investments,
  net............      (420,876)
 Other comprehen-
  sive income....           --
Comprehensive
 income..........           --
                   -------------
Balance as of
 March 31, 1996..    23,924,556
Cash dividends
 declared........    (1,131,427)
Common stock
 issued upon
 exercise of
 warrants........       (21,713)
Compensation
 related to stock
 option grants...           --
Amortization of
 compensation
 related to stock
 option grants...       767,926
Comprehensive
 income
 Net income......     8,642,002
 Other comprehen-
  sive income
 Translation ad-
  justment.......    (1,902,597)
 Unrealized gain
  on invest-
  ments--net.....       361,482
 Other comprehen-
  sive income....           --
Comprehensive
 income..........           --
                   -------------
Balance as of
 March 31, 1997..    30,640,229
Stock split......           --
Cash dividends
 declared........    (2,003,139)
Common stock
 issued upon
 exercise of
 warrants........     1,108,487
Compensation
 related to stock
 option grants...           --
Amortization of
 compensation
 related to stock
 option grants...     2,566,613
Comprehensive
 income
 Net income......    12,344,188
 Other comprehen-
  sive income--
  translation ad-
  justment.......    (3,510,418)
Comprehensive
 income..........           --
                   -------------
Balance as of
 March 31, 1998..    41,145,960
Cash dividends
 declared
 (unaudited).....    (1,037,628)
Compensation
 related to stock
 option grants
 (unaudited).....           --
Amortization of
 compensation
 related to stock
 option grants
 (unaudited).....     2,404,056
Comprehensive
 income
 (unaudited)
 Net income (un-
  audited).......    20,516,827
 Other comprehen-
  sive income--
  Translation ad-
  justment ......    (2,342,437)
Comprehensive
 income
 (unaudited).....           --
Adjustment on
 deconsolidation
 of subsidiary
 (unaudited).....     2,468,831
Repayment on loan
 to Trust
 (unaudited).....       109,733
                   -------------
Balance as of
 December 31,
 1998
 (unaudited).....   $63,265,342
                   =============

          See accompanying notes to consolidated financial statements

                          INFOSYS TECHNOLOGIES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Nine Months Ended
                                 Years Ended March 31,                December 31,
                          -------------------------------------  ------------------------
                             1996         1997         1998         1997         1998
                          -----------  -----------  -----------  -----------  -----------
                                                                       (Unaudited)
Cash flows from operat-
 ing activities:
 Net income.............  $ 6,823,637  $ 8,642,002  $12,344,188  $ 8,513,735  $20,516,827
 Adjustments to recon-
  cile net income to net
  cash provided by oper-
  ating activities:
 Gain on sale of proper-
  ty, plant and equip-
  ment..................          --           --        (2,929)         --           --
 Depreciation...........    2,679,577    3,034,984    6,121,650    3,944,096    5,101,293
 Deferred tax benefit...     (391,532)    (249,220)    (707,553)    (109,744)    (552,363)
 Gain on sale of invest-
  ment in deconsolidated
  subsidiary............          --           --           --           --      (620,958)
 (Gain)/Loss on sale of
  short-term invest-
  ments.................          --       374,380          --           --           --
 Amortization of de-
  ferred stock compensa-
  tion expense..........      360,853      767,926    2,566,613    2,105,036    2,404,056
 Loss relating to
  deconsolidated subsid-
  iary..................          --           --           --           --     1,934,556
 Subsidiary preferred
  stock dividend........          --           --        67,500       33,750      151,331
 Changes in assets and
  liabilities:
  Accounts receivables..   (1,139,150)  (1,534,731)  (5,268,477)  (4,959,368) (11,327,154)
  Inventories...........        3,104       40,022       11,458        9,024          --
  Prepaid expenses and
   other current as-
   sets.................     (718,442)  (1,200,316)    (924,783)    (309,856)  (1,602,704)
  Prepaid income taxes..     (234,383)    (591,147)     446,890      214,341      536,969
  Accounts payable......       (3,488)      62,203       23,507       77,549      (18,364)
  Customer deposits.....      233,367      (65,304)      (6,537)    (119,120)     (80,364)
  Unearned revenue......          --           --           --           --     5,356,200
  Other accrued liabili-
   ties.................      528,544      134,397    2,482,653      962,448    3,165,538
                          -----------  -----------  -----------  -----------  -----------
 Net cash provided by
  operating activities..    8,142,087    9,415,196   17,154,180   10,361,891   24,964,863
                          -----------  -----------  -----------  -----------  -----------
Cash flows from invest-
 ing activities:
 Expenditure on proper-
  ty, plant and equip-
  ment..................   (4,003,108)  (7,201,749)  (7,891,441)  (5,273,833) (11,598,726)
 Proceeds from sale of
  property, plant and
  equipment.............       57,599       33,453        8,079          667        5,704
 Loans to employees.....     (196,789)    (418,790)    (552,526)    (667,100)  (1,579,837)
 Proceeds from sale of
  investment in
  deconsolidated
  subsidiary............          --           --           --           --     1,500,000
 Proceeds from sale of
  investments in affili-
  ates..................          --        78,819          --           --           --
 Purchases of short-term
  investments...........   (1,274,018)         --           --           --           --
 Proceeds from sale of
  short-term invest-
  ments.................          --     2,859,420          --           --           --
 Purchase of investments
  in affiliates.........          --           --           --           --      (177,576)
                          -----------  -----------  -----------  -----------  -----------
 Net cash used in in-
  vesting activities....   (5,416,316)  (4,648,847)  (8,435,888)  (5,940,266) (11,850,435)
                          -----------  -----------  -----------  -----------  -----------
Cash flows from financ-
 ing activities:
 Repayment of long-term
  borrowings............     (759,613)  (1,253,125)         --           --           --
 Net proceeds from issu-
  ance of Equity
  Shares................          --         2,789    2,020,350    2,020,350          --
 Net proceeds from issu-
  ance of preferred
  stock by
  subsidiary............          --           --     2,250,000    2,250,000          --
 Payment of cash divi-
  dends.................     (804,688)  (1,062,475)  (1,467,427)    (534,269)  (1,037,628)
 Loan to trust..........          --           --      (911,863)    (944,335)     109,733
                          -----------  -----------  -----------  -----------  -----------
 Net cash provided by
  (used in) financing
  activities............   (1,564,301)  (2,312,811)   1,891,060    2,791,746     (927,895)
                          -----------  -----------  -----------  -----------  -----------
Effect of exchange rate
 changes on cash........   (1,438,382)  (1,902,597)  (3,510,418)  (3,462,515)  (2,342,437)
Effect of
 deconsolidation on
 cash...................          --           --           --           --    (2,465,372)
Net increase/(decrease)
 in cash and cash equiv-
 alents during
 the year...............     (276,912)     550,941    7,098,934    3,750,856    7,378,724
 Cash and cash equiva-
  lents at the beginning
  of the year...........    8,046,302    7,769,390    8,320,331    8,320,331   15,419,265
                          -----------  -----------  -----------  -----------  -----------
Cash and cash equiva-
 lents at the end of the
 year...................  $ 7,769,390  $ 8,320,331  $15,419,265  $12,071,187  $22,797,989
                          ===========  ===========  ===========  ===========  ===========
Supplementary informa-
 tion:
 Cash paid for inter-
  est...................  $   217,650  $   172,268          --           --           --
 Cash paid for taxes....  $ 1,306,358  $ 1,856,548  $   323,568  $   840,073  $ 1,412,515

          See accompanying notes to consolidated financial statements

                         INFOSYS TECHNOLOGIES LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

1. Summary of Significant Accounting Policies

The Company

  Infosys Technologies Limited is one of India's leading information technology ("IT") services companies. Infosys utilizes an extensive offshore infrastructure to provide managed software solutions to clients worldwide. Headquartered in Bangalore, India, the Company has 11 state-of-the-art offshore software development facilities located throughout India that enable it to provide high quality, cost-effective services to clients in a resource-constrained environment. The Company's services, which may be offered on a fixed-price, fixed-time frame or time-and-materials basis, include custom software development, maintenance (including Year 2000 conversion) and re-engineering services as well as dedicated offshore software development centers for certain clients. In addition, the Company develops and markets certain software products.

Basis of preparation of financial statements

  The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts are stated in U.S. dollars.

Principles of consolidation

  The financial statements of the Company were consolidated with the accounts of its wholly-owned subsidiary, Yantra Corporation ("Yantra"), until October 20, 1998 at which date the Company's voting control of Yantra declined to approximately 47%. Yantra was incorporated in the United States in fiscal 1996 for the development of software products in the retail and distribution areas.

  The Company has followed the equity method of accounting for Yantra since October 20, 1998 (see note 10). Although the Company continues to own all of the outstanding common stock of Yantra, it has no financial obligations or commitments to Yantra and does not intend to provide Yantra with financial support. Accordingly, the Company has credited to retained earnings the excess of its previously recognized losses over the basis of its investment in Yantra through and as of October 20, 1998. No recognition will be given to future losses of Yantra.

  All inter-company transactions between Infosys and Yantra have been eliminated.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include estimates of expected contract costs to be incurred to complete software development, allowance for doubtful accounts, future obligations under employee benefit plans and useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

  The Company derives its revenues primarily from software services and also from the licensing of software products. Revenue with respect to time-and-material contracts is recognized as related costs are incurred. Revenue with respect to fixed-price, fixed-time frame contracts is recognized upon the achievement of specified milestones identified in the related contracts, which approximates the percentage of completion method. Selling, general and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The Company provides its customers with a three month warranty for corrections of errors and telephone support for all its fixed-price, fixed-time frame contracts. Costs associated with such services are accrued at the time the related revenue is recorded.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


1. Summary of Significant Accounting Policies (Continued)

  Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the Company receives advance payments for software products, such payments are reported as customer deposits until all conditions for revenue recognition are met. Maintenance revenue arising due to the sale of software products is deferred and recognized ratably over the term of the agreement, generally 12 months. Revenue from client training, support, and other services arising due to the sale of software products is recognized as the service is performed.

Cash, cash equivalents and short-term investments

  The Company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks, marketable securities and deposits with corporations. Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation as of each balance sheet date. As of March 31, 1997 and 1998 and December 31, 1998 all investment securities were designated as "available-for-sale." Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend on securities classified as available-for-sale are included in interest income.

Property, plant and equipment

  Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method. The estimated useful lives of assets are as follows:

     Buildings
       --Software Development Centers.................................  28 years
       --Others.......................................................  58 years
     Furniture and fixtures...........................................   5 years
     Computer equipment............................................... 2-5 years
     Plant and equipment..............................................   5 years
     Vehicles.........................................................   5 years

  The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed in fiscal 1996, 1997, and 1998 and in the nine months ended December 31, 1997 and 1998 was $875,407, $1,102,733, and
$2,381,626, $1,889,715 and $2,899,070, respectively.

  Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under Capital work-in-progress.

Impairment of long-lived assets and long-lived assets to be disposed of

  The Company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

1. Summary of Significant Accounting Policies (Continued)

exceed the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount and fair value less cost to sell.

Research and development

  Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to the achievement of technological feasibility have not been significant and have been expensed as incurred.

Foreign currency translation

  The functional currency of the Company is the Indian rupee. The functional and reporting currency of the Company's subsidiary, Yantra, is the U.S. dollar.

  The accompanying consolidated financial statements are reported in U.S. dollars. The translation of the Indian rupee into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly simple average exchange rate for the respective periods. The gains or losses resulting from such translation are reported in other comprehensive income, a separate component of shareholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is made at the average monthly exchange rate.

Foreign currency transactions

  The Company enters into foreign exchange forward contracts to limit the effect of exchange rate changes on its foreign currency receivables. Gains and losses on these contracts are recognized as income or expense in the consolidated statements of income as incurred, over the life of the contract.

Earnings per share

  On January 1, 1998, the Company adopted SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

Income taxes

  Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

1. Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments

  The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

Concentration of risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

  Gratuity. In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. Until March 31, 1997, the Company contributed each year to a gratuity fund maintained by the Life Insurance Corporation of India based upon actuarial valuations. No additional contributions were required to be made by the Company in excess of the unpaid contributions to the plan.

  Effective April 1, 1997, the Company established the Infosys Technologies Limited Employees' Group Gratuity Fund Trust. Liabilities with regard to the gratuity plan are determined by actuarial valuation, based upon which the Company makes contributions to the gratuity fund trust. Trustees administer the contributions made to the gratuity fund trust. The funds contributed to the trust are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

  Superannuation. Apart from being covered under the gratuity plan described above, the senior officers of the Company are also participants in a defined contribution benefit plan maintained by the Company. The plan is termed the superannuation plan to which the Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions.

  Provident Fund. In addition to the above benefits, all employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. Until July 1996, Infosys contributed to the employees' provident fund maintained by the Government of India. Effective August 1996, the Company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

1. Summary of Significant Accounting Policies (Continued)

Stock-based compensation

  The Company uses the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123.

Unaudited interim financial statements

  The accompanying unaudited interim financial statements as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth herein.

2. Cash and Cash Equivalents

  The cost and fair values for cash and cash equivalents as of March 31, 1997 and 1998 and December 31, 1998, are as follows:

                                                                     Cost and
                                                                     Fair Value
                                                                    -----------
     1997
     Cash and cash equivalents:
      Cash and bank deposits.......................................  $4,484,684
      Deposits in corporations.....................................   3,835,647
                                                                    -----------
                                                                     $8,320,331
                                                                    ===========
     1998
     Cash and cash equivalents:
      Cash and bank deposits....................................... $13,576,206
      Deposits in corporations.....................................   1,843,059
                                                                    -----------
                                                                    $15,419,265
                                                                    ===========
     December 31, 1998 (unaudited)
     Cash and cash equivalents:
      Cash and bank deposits....................................... $22,797,989
      Deposits in corporations.....................................         --
                                                                    -----------
                                                                    $22,797,989
                                                                    ===========

3. Accounts Receivable

  The accounts receivable as of March 31, 1997 amounted to $4,994,607, net of allowance for doubtful accounts of $169,976. The accounts receivable as of March 31, 1998 amounted to $10,263,084, net of allowance for doubtful accounts of $393,799. The accounts receivable as of December 31, 1998 amounted to $21,270,407 net of allowance for doubtful accounts of $317,325. The age profile is as given below.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


3. Accounts receivable (Continued)

     Period in days                              1997   1998   December 31, 1998
     --------------                              -----  -----  -----------------
                                                                  (Unaudited)
     0-30.......................................  69.5%  61.5%        50.1%
     31-60......................................  22.0   29.4         34.9
     61- 90.....................................   0.1    6.3         11.0
     More than 90...............................   8.4    2.8          4.0
                                                 -----  -----        -----
                                                 100.0% 100.0%       100.0%
                                                 =====  =====        =====

  Accounts receivable, as a percentage of revenue for fiscal 1997 and 1998, and the nine months ended December 31, 1998 amount to 12.6%, 15.0%, and 18.5% respectively.

4. Prepaid Expenses and Other Current Assets

  Prepaid expenses and other current assets consist of the following:

                                                                  December 31,
                                               1997       1998        1998
                                            ---------- ---------- ------------
                                                                  (Unaudited)
     Rent deposits......................... $1,219,201 $1,364,372  $1,383,499
     Deposits with government
      organizations........................    103,348     53,675      82,421
     Loans to employees....................    415,063    895,971   1,603,769
     Prepaid expenses......................    513,758    434,999   2,078,932
     Other deposits........................    575,136  1,002,272     154,203
                                            ---------- ----------  ----------
                                            $2,826,506 $3,751,289  $5,302,824
                                            ========== ==========  ==========

  Other deposits represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

5. Property, Plant and Equipment--Net

  Property, plant and equipment consist of the following:

                                                                   December 31,
                                            1997         1998          1998
                                         -----------  -----------  ------------
                                                                   (Unaudited)
     Land............................... $   660,827  $ 1,215,973  $ 2,564,102
     Buildings..........................   5,162,950    4,903,049    6,075,633
     Furniture and fixtures.............   2,220,551    3,331,759    4,287,533
     Computer equipment.................   8,755,719   12,499,330   15,852,251
     Plant and equipment................   3,133,487    4,955,100    6,702,198
     Vehicles...........................      35,354       44,493       41,546
     Capital work-in-progress...........   1,964,361    1,854,440    3,577,410
                                         -----------  -----------  -----------
                                          21,933,249   28,804,144   39,100,673
     Accumulated depreciation...........  (7,002,387) (12,108,641) (16,305,475)
                                         -----------  -----------  -----------
                                         $14,930,862  $16,695,503  $22,795,198
                                         ===========  ===========  -----------

  Depreciation expense amounted to $2,679,577, $3,034,984, $6,121,650,
$3,944,046 and $5,101,293 for fiscal years 1996, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998, respectively.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


6. Other Assets

  Other assets mainly represent the non-current portion of loans to employees.

7. Related Parties

  The Company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from one to 100 months. The rates at which the loans have been made to employees vary between 0% to 4%. None of the loans have been made to employees in connection with equity issuances. The loans generally are secured by the assets acquired by the employees. As of March 31, 1997 and 1998, and December 31, 1998, amounts receivable from officers were $68,019 and $227,242, and $276,849, and are included in prepaid expenses and other current assets and other assets in the accompanying consolidated balance sheets.

  The required repayments of loans by employees are as detailed below.

                                                                    December 31,
                                                  1997      1998        1998
                                                -------- ---------- ------------
                                                                    (Unaudited)
     1998...................................... $415,063 $      --   $      --
     1999......................................  114,797    895,971   1,603,769
     2000......................................  101,541    294,215     779,478
     2001......................................   84,459    241,304     628,652
     2002......................................   63,060    147,898     421,730
     2003......................................      --     104,415     310,974
     Thereafter................................  109,222    237,773     454,294
                                                -------- ----------  ----------
       Total................................... $888,142 $1,921,576  $4,198,897
                                                ======== ==========  ==========

  The estimated fair value amounts of the related party receivables at the balance sheet date, amounted to $761,495, $1,653,373, and $3,940,938 as of March 31, 1997 and 1998 and December 31, 1998. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in the market.

8. Other Accrued Liabilities

                                                                  December 31,
                                               1997       1998        1998
                                            ---------- ---------- ------------
                                                                  (Unaudited)
     Accrued compensation to employees..... $  790,196 $1,853,974  $2,418,987
     Accrued dividends.....................    829,137  1,364,849     597,252
     Provision for post sales customer
      support..............................         --    311,799     827,216
     Others................................    341,608  1,448,684   2,343,073
                                            ---------- ----------  ----------
                                            $1,960,941 $4,979,306  $6,186,528
                                            ========== ==========  ==========

  Accrued dividends represent dividends recommended and proposed by the Board of Directors, subject to the approval of the shareholders.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

9. Employee Post-Retirement Benefits

  Gratuity benefits. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet as of March 31, 1998:

                                                                     1998
                                                                  -----------
     Change in benefit obligation
     Projected Benefit Obligations (PBO) as of April 1, 1997.....  $1,356,650
     Service cost................................................     330,318
     Interest cost...............................................     189,931
     Benefits paid...............................................     (72,395)
                                                                  -----------
     PBO as of March 31, 1998....................................  $1,804,504
     Change in plan assets
     Fair value of plan assets as of April 1, 1997...............    $301,232
     Actual return on plan assets................................      41,892
     Employer contributions......................................     409,770
     Benefits paid...............................................     (72,395)
                                                                  -----------
     Plan assets as of March 31, 1998............................    $680,499
     Funded status............................................... $(1,124,005)
     Excess of actual over estimated return on plan assets.......    (129,192)
     Unrecognized actuarial gain.................................      (7,219)
     Unrecognized transition obligation..........................     985,058
                                                                  -----------
     Net amount recognized....................................... $  (275,358)
     Amounts recognized in the statement of financial position
      consist of:
      Accrued benefit cost.......................................    $275,358

  Net gratuity cost for 1998 included the following components:

                                                                         1998
                                                                       --------
     Service cost..................................................... $330,318
     Interest cost....................................................  189,931
     Expected return on assets........................................  (49,111)
     Amortization.....................................................   70,361
                                                                       --------
     Net gratuity cost................................................ $541,499
                                                                       ========

  Assumptions used in accounting for the Gratuity Plan as of March 31, 1998 were a discount rate of 14.0%, a long-term sustainable rate for the increase in compensation levels of 7.5% and an expected long-term rate of return on assets of 12.0%. As the assumed rates used above have a significant effect on the amounts reported, the Company has assessed these rates as compared with prevalent industry standards and its projected long-term plans of growth.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


9. Employee Post-Retirement Benefits (Continued)

  Contributions to the gratuity plan managed by the Life Insurance Corporation of India in fiscal 1996 and 1997 were $114,903 and $161,606.

 Super-annuation benefits.

  The Company contributed $39,408, $64,695, $99,206, $76,286 and $108,784 to
the superannuation plan in fiscal 1996, 1997 and 1998 and in the nine months ended December 31, 1997 and 1998.

 Provident fund benefits.

  In addition the Company contributed $144,785, $237,833, $537,663, $397,558 and $585,358 to the provident fund plan in fiscal 1996, 1997 and 1998 and in the nine months ended December 31, 1997 and 1998.

10. Preferred Stock of Subsidiary

  In September 1997, the Company's subsidiary company, Yantra, sold 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Convertible Preferred") at $0.75 per share for $3,750,000 in cash. The related offering costs of $49,853 were offset against the proceeds of the issue. Of these, 2,000,000 shares were issued to the Company and 3,000,000 shares were issued to third party investors. The preferred stock issued to the Company is eliminated upon consolidation. Preferred stock issued to third party investors is reported on the balance sheet as preferred stock of subsidiary.

  In August 1998, Yantra sold 4,800,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share ("Series B Convertible Preferred") at $1.25 per share for $6,000,000 in cash to a third party investor. The related offering costs of $44,416 were offset against the proceeds of the issue. In connection with this sale, Yantra issued warrants to purchase 810,811 shares of Series C Convertible Preferred Stock, par value $0.01 per share ("Series C Convertible Preferred"), at $0.01 per share for $8,108 in cash. Such warrants are immediately exercisable and expire in seven years. The exercise price of the warrants is based upon the then current market price of the Series C Convertible Preferred at the time of exercise.

  The holders of Series A Convertible Preferred are entitled to the following rights, privileges and restrictions:

  Holders of Series A Convertible Preferred vote with holders of common stock on an as-converted basis, except as otherwise required by Delaware law. The Series A Convertible Preferred is convertible into common stock at a 1:1 ratio (subject to certain adjustments): (i) automatically in the event of an initial public offering with gross proceeds of $10,000,000 or more; or (ii) at any time at the holder's option. The Series A Convertible Preferred is entitled to a 6% cumulative dividend ($0.045 per share) and to receive additional dividends at the same rate as dividends, if any, declared and paid on the common stock, calculated on an as-converted basis. Upon a liquidation or sale of the Company, holders of the Series A Convertible Preferred are entitled to a liquidation preference of $0.75 per share plus accrued and unpaid dividends; and any remaining assets will be distributed to holders of the common stock. The Series A Convertible Preferred is redeemable at the election of holders of 75% of the outstanding shares of Series A Convertible Preferred at any time after September 29, 2004 at a redemption price of $0.75 per share plus accrued but unpaid dividends.

  The holders of Series B and C Convertible Preferred are entitled to similar rights, privileges and restrictions as that of Series A Convertible Preferred.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

  In October 1998, Infosys sold 1,363,637 shares of Series A Convertible Preferred in Yantra having a cost basis of $879,042 to a third party investor for $1,500,000 thereby recognizing a gain of $620,958 and reducing its voting interest in Yantra to approximately 47%. The Company has subsequently accounted for Yantra by the equity method. Deconsolidation of Yantra has resulted in a credit to the Company's retained earnings in the amount of $2,468,831 representing the excess of Yantra's previously consolidated losses, amounting to $4,445,903, over the Company's residual investment basis in Yantra amounting to $1,977,072. The net assets and liabilities of Yantra as of March 31, 1998 and October 20, 1998 (unaudited) respectively, are presented below.


                                                           As of
                                              -------------------------------
                                              March 31, 1998 October 20, 1998
                                              -------------- ----------------
                                                               (Unaudited)
     Preferred stock (net of Infosys'
      holdings)..............................   $2,317,500     $ 9,485,228
     Current liabilities.....................      325,947       1,288,913
                                                ----------     -----------
         Total liabilities...................    2,643,447      10,774,141
                                                ----------     -----------
     Current assets..........................    2,836,372       7,422,303
     Property, plant and equipment...........      243,196         491,044
     Other assets............................       10,314         391,963
                                                ----------     -----------
         Total Assets........................   $3,089,882     $ 8,305,310
                                                ----------     -----------
     Net (Assets)/Liabilities................   $ (446,435)    $ 2,468,831
                                                ==========     ===========

11. Shareholders' Equity

  The Company has only one class of capital stock referred to herein as Equity Shares. In fiscal 1998 and 1999, the Board of Directors authorized a two-for-one stock split of the Company's Equity Shares effected in the form of a stock dividend. All references in the consolidated financial statements to number of shares, per share amounts and market prices of the Company's Equity Shares have been retroactively restated to reflect the increased number of shares outstanding resulting from the stock split.

12. Common Stock

  Voting. Each holder of Equity Shares is entitled to one vote per share.

  Dividends. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees.

  Indian law mandates that any dividend declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Such dividend payments are also subject to applicable withholding taxes. The Company declared a cash dividend of $1,068,955, $1,131,427, $2,003,139, $534,269 and
$1,037,628 for the fiscal years 1996, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998.

  Liquidation. In the event of the liquidation of the Company, the holders of common stock shall be entitled to receive all of the remaining assets of the Company, after distribution of all preferential amounts, if any. Such amounts will be in proportion to the number of shares of common stock held by the shareholders.


  Stock options. There are no voting, dividend or liquidation rights to the holders of warrants issued under the Company's stock option plan.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


13. Other Income, Net

  Other income, net, consists of the following:

                                                             Nine Months Ended
                                                               December 31,
                                                            -------------------
                               1996       1997       1998     1997      1998
                            ---------- ----------  -------- -------- ----------
                                                                (Unaudited)
Interest income and oth-
 er.......................  $1,337,643 $1,035,749  $526,508 $326,664 $  590,562
Gain on sale of investment
 in subsidiary............         --         --        --       --     620,958
Income from sale of spe-
 cial import licenses.....     122,686    280,459   274,291  279,660        --
Interest expense..........         --    (172,268)      --       --         --
Realized loss on sale of
 investments..............         --    (374,380)      --       --         --
                            ---------- ----------  -------- -------- ----------
                            $1,460,329 $  769,560  $800,799 $606,324 $1,211,520
                            ========== ==========  ======== ======== ==========

14. Accumulated Other Comprehensive Income

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards of reporting and display of comprehensive income and its components of net income and "other comprehensive income" in a full set of general purpose financial statements. "Other comprehensive income" refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in shareholders' equity. SFAS No. 130 is effective for annual and interim periods beginning after December 15, 1997 and for periods ended before that date when presented for comparative purposes. SFAS No. 130 was adopted by the Company in its quarter ended June 30, 1998 and for prior comparative periods. Net income adjusted for total comprehensive income was $4,964,379, $7,100,887, $8,833,770, $5,051,220 and $18,174,390 for the years ended March 31, 1996, 1997, and 1998, and for the nine months ended December 31, 1997 and 1998, respectively. As of March 31, 1998, the accumulated other comprehensive income consists entirely of foreign currency translation adjustments.

15. Operating Leases

  The Company has various operating leases for office buildings that are renewable on a periodic basis at its option. Rental expense for operating leases for fiscal years 1996, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998 is $186,165, $679,705, $1,432,447, $1,037,838 and
$1,287,611. The operating leases are cancelable at the Company's option.

16. Research and Development

  Selling, general and administrative expenses in the accompanying consolidated statements of income include research and development expenses of $955,529, $2,092,368, $1,777,703, $1,333,277 and $2,227,225 for fiscal years
1996, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998.

17. Employees Stock Offer Plan

  In September 1994, the Company established the Employees Stock Offer Plan ("ESOP") which provides for the issuance of 3,000,000 warrants (as adjusted for the stock split effective June 1997 and December 1998) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs.1 each. The warrants were purchased by the Trust using the proceeds of a loan obtained from the Company. The Trust holds the warrants and transfers them to eligible employees over a period of years. The warrants are transferred to

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


17. Employees Stock Offer Plan (Continued)

employees at Rs.1 each and each warrant entitles the holder to purchase one of the Company's Equity Shares at a price of Indian Rs.100 per share. The warrants and the Equity Shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying Equity Shares on the date of the grant.

  In 1997, in anticipation of a share dividend to be declared by the Company, the Trust exercised all warrants held by it and converted them into Equity Shares with the proceeds obtained from a loan obtained from the Company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 1,505,600 Equity Shares were issued to employees of the Company who exercised stock purchase rights and 1,494,400 Equity Shares were issued to the Trust for future issuance to employees pursuant to the ESOP. Following such exercise, there were no longer any rights to purchase Equity Shares from the Company in connection with the ESOP; there remained only Equity Shares held by the Trust for future issuances to employees, subject to vesting provisions. The Equity Shares acquired upon the exercise of the warrants vests 100% upon the completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five year vesting period. As of March 31, 1998 the Company's outstanding Equity Shares included 1,494,400 shares held by the Trust of which 518,600 allocated to employees subject to vesting provisions have been included in the calculation of diluted earnings per share and 975,800 reserved for future grants have not been considered outstanding in the earnings per share calculations. The warrants allotted and the underlying Equity Shares are not subject to any repurchase obligations by the Company.

  The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the years ended March 31, 1996, 1997 and 1998, the Company recorded deferred compensation of $1,283,275, $2,022,597 and $6,890,343, respectively, for the difference at the grant date between the exercise price and the fair value as determined by quoted market prices of the common stock underlying the warrants. For the nine months ended December 31, 1998, the Company recorded deferred compensation of $20,386,535 for the difference at the grant date, October 13, 1998, between the weighted average exercise price of $1.18, as adjusted for-the two-for-one stock split effected in fiscal 1999, and the fair value so determined by quoted market prices of the common stock underlying the warrants of $26.08, as adjusted for the two-for-one stock split effected in fiscal 1999. The deferred compensation is being amortized on a straight-line basis over the vesting period of the warrants/Equity Shares. In fiscal 1998, the Company declared a share dividend of one Equity Share for each Equity Share outstanding to all its shareholders including participants in the ESOP. Under the terms of the ESOP, the additional Equity Shares issued to ESOP participants as a result of the share dividend were not subject to vesting. Consequently, the amortization of deferred stock compensation of $1,519,739 relating to these shares was accelerated at the time of the share dividend. The Company also expects to recognize additional deferred stock compensation expense in the fourth quarter of fiscal 1999 as a result of the stock dividend proposed by the Board of Directors in December 1998 and approved by the shareholders in January 1999, with a record date of March 5, 1999. Such Equity Shares issued to ESOP participants in connection with the stock dividend are not subject to vesting. As a result, one-half of the deferred stock compensation expense that would have been amortized over the remaining vesting periods for the Equity Shares issued under the ESOP will be accelerated in the fourth quarter of fiscal 1999. As a result, the Company expects to recognize deferred stock compensation expense in the approximate amounts of $13.7 million for the fourth quarter of fiscal 1999 and $16.1 million for fiscal 1999.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

17. Employees Stock Offer Plan (Continued)

  The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost for the Company's stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and basic earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                                 1996       1997       1998
                                              ---------- ---------- -----------
     Net income:
      As reported............................ $6,823,637 $8,642,002 $12,344,188
      Adjusted pro forma.....................  6,584,901  8,488,121  12,067,107
     Basic earnings per
      share:
      As reported............................      $0.24      $0.30       $0.42
      Adjusted pro forma.....................      $0.23      $0.29       $0.41

  The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                          1996    1997    1998
                                                         ------- ------- -------
     Dividend yield %...................................    0.1%    0.1%    0.1%
     Expected life...................................... 5 years 5 years 5 years
     Risk free interest rates...........................   10.8%   10.8%   10.8%
     Volatility.........................................   90.0%   90.0%   90.0%

  Activity in the warrants/Equity Shares held by the ESOP during the periods is as follows:

                                                                                                 As of
                                                                                           December 31, 1998
                                 1996                 1997                  1998              (unaudited)
                          -------------------- -------------------- --------------------- --------------------
                           Shares    Weighted-  Shares    Weighted-   Shares    Weighted-  Shares    Weighted-
                           Arising    average   Arising    average   Arising     average   Arising    average
                           Out of    Exercise   Out of    Exercise    Out of    Exercise   Out of    Exercise
                           Options     Price    Options     Price    Options      Price    Options     Price
                          ---------  --------- ---------  --------- ----------  --------- ---------  ---------
Outstanding at beginning
 of year................    470,000            1,024,400             1,501,600              518,600
 Granted................    632,000    $0.75     498,400    $0.71      553,600    $0.69     828,200   $ 1.18
 Forfeited..............    (77,600)    0.75     (17,200)    0.71      (35,000)    0.69      (9,400)    1.18
 Exercised..............        --       --       (4,000)     --    (1,501,600)     --
                          ---------            ---------            ----------            ---------
Outstanding at end of
 year...................  1,024,400            1,501,600               518,600            1,337,400
                          =========            =========            ==========            =========
Exercisable at end of
 year...................         --                   --                    --                   --
Weighted-average fair
 value of grants during
 the year at less than
 market.................               $2.39                $4.78                 $7.33               $26.08
                                       =====                =====                 =====               ======

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

17. Employees Stock Offer Plan (Continued)

  The following table summarizes information about stock options outstanding as of March 31, 1998:

                                   Outstanding                            Exercisable
                  ---------------------------------------------- -----------------------------
     Range of       Number of    Weighted-average   Weighted-      Number of      Weighted-
     Exercise     Shares Arising    Remaining        average     Shares Arising    average
       Price      Out of Options Contractual Life Exercise Price Out of Options Exercise Price
     --------     -------------- ---------------- -------------- -------------- --------------
   $0.69 - $0.75     518,600        3.13 years        $0.71         518,600         $0.71

  The following table summarizes information about stock options outstanding as of December 31, 1998:

                                   Outstanding                            Exercisable
                  ---------------------------------------------- -----------------------------
     Range of       Number of    Weighted-average   Weighted-      Number of      Weighted-
     Exercise     Shares Arising    Remaining        average     Shares Arising    average
       Price      Out of Options Contractual Life Exercise Price Out of Options Exercise Price
     --------     -------------- ---------------- -------------- -------------- --------------
   $0.69 - $1.18    1,337,400       2.88 years        $0.88        1,337,400        $0.88

 Yantra Stock Option Plan

  Apart from the above, effective September 29, 1997, Yantra implemented the 1997 Stock Plan, which provides for the issuance of up to 2,500,000 stock options, as defined in the Plan. Stock options granted under the Plan will allow eligible participants to purchase Yantra's common stock at a price determined by Yantra's Board of Directors on the date of grant. The purchase price per share of Incentive Stock Options ("ISO's"), as defined under Internal Revenue Code Section 422(b), shall not be less than 100% (110%, in the case of ISO's granted to a greater-than-10% shareholder) of the fair market value of Yantra's common stock on the date of grant. The Plan also allows for the issuance of options which do not qualify as ISO's ("Non-Qualified Options").

  Under the above Plan, on September 29, 1997, Yantra granted certain officers options to purchase a maximum of 700,000 shares of its common stock, $0.01 par value, at the price of $0.10 per share, which represented the fair market value of the common stock at that time. Shares of common stock issuable under these options vest as follows:

                                                   Non-Qualified Incentive Stock
     December 31,                                  Stock Options     Options
     ------------                                  ------------- ---------------
      1997........................................     10,000         60,000
      1998........................................     15,000         90,000
      1999........................................     20,000        120,000
      2000........................................     25,000        150,000
      2001........................................     30,000        180,000
                                                      -------        -------
                                                      100,000        600,000
                                                      =======        =======

  The above options expire on September 29, 2007. As of March 31, 1998, no options were exercised.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


18. Income Taxes

  The provision for income taxes was composed of:

                                                          Nine Months Ended
                                                             December 31,
                     ----------  ----------  ----------  ---------------------
                        1996        1997        1998       1997        1998
                     ----------  ----------  ----------  ---------  ----------
                                                             (Unaudited)
Current taxes
 Domestic taxes..... $1,206,093  $1,269,490  $  803,116  $ 579,681  $1,416,049
 Foreign taxes......     80,000     300,000     674,895    507,928   2,668,314
                     ----------  ----------  ----------  ---------  ----------
                      1,286,093   1,569,490   1,478,011  1,087,609   4,084,363
Deferred taxes
 Domestic taxes.....   (391,988)   (249,220)   (707,553)  (109,744)   (552,363)
 Foreign taxes......        456         --          --         --          --
                     ----------  ----------  ----------  ---------  ----------
                       (391,532)   (249,220)   (707,553)  (109,744)   (552,363)
                     ----------  ----------  ----------  ---------  ----------
Aggregate taxes..... $  894,561  $1,320,270  $  770,458  $ 977,865  $3,532,000
                     ==========  ==========  ==========  =========  ==========

  The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are:

                                                             Nine Months Ended
                                                               December 31,
                             -------- --------  ----------  -------------------
                               1996     1997       1998       1997      1998
                             -------- --------  ----------  -------- ----------
Deferred tax assets:                                            (Unaudited)
 Property, plant and equip-
  ment...................... $133,175 $382,395  $1,089,948  $492,139 $1,642,311
 Cash, cash equivalents and
  short-term investments....  307,929      --          --        --         --
 Net operating loss in
  Yantra....................      --    94,000     558,000       --         --
                             -------- --------  ----------  -------- ----------
                              441,104  476,395   1,647,948   492,139  1,642,311
Less: Valuation allowance...      --   (94,000)   (558,000)      --         --
                             -------- --------  ----------  -------- ----------
                              441,104  382,395   1,089,948   492,139  1,642,311
Deferred tax liabilities:
 Foreign taxes..............      456      --          --        --         --
                             -------- --------  ----------  -------- ----------
  Net deferred tax
   assets/(liabilities)..... $440,648 $382,395  $1,089,948  $492,139 $1,642,311
                             ======== ========  ==========  ======== ==========

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

18. Income Taxes (Continued)

  The difference in net deferred tax expenses/(benefit) during fiscal years 1996, 1997 and 1998 has been allocated as follows:

                                                           Nine Months Ended
                                                             December 31,
                         ---------  ---------- ---------  --------------------
                           1996        1997      1998       1997       1998
                         ---------  ---------- ---------  ---------  ---------
Deferred tax
expense/(benefit)
allocated to:                                                 (Unaudited)
 Continuing operations.. $(391,532) $(249,220) $(707,553) ($109,744) ($552,363)
 Shareholders equity--
  unrealized investment
  (loss)/gain...........  (358,524)    307,473       --         --         --
                         ---------  ---------- ---------  ---------  ---------
                         $(750,056) $   58,253 $(707,553) ($109,744) ($552,363)
                         =========  ========== =========  =========  =========

                                                                   Nine Months Ended
                                                                      December 31,
                          -----------  -----------  -----------  -----------------------
                             1996         1997         1998         1997        1998
                          -----------  -----------  -----------  ----------  -----------
                                                                      (Unaudited)
Net income before tax-
 es.....................  $ 7,718,198  $ 9,962,272  $13,182,146  $9,525,350  $24,200,158
Enacted tax rates in In-
 dia....................         46.0%        43.0%        35.0%       35.0%        35.0%
Computed expected tax
 expense................    3,550,371    4,283,777    4,613,751   3,333,873    8,470,055
Less: Tax effect due to
 non-taxable export in-
 come...................   (3,221,241)  (3,816,452)  (4,493,920) (3,241,094)  (8,359,751)
  Others................      271,313      277,594     (355,821)    416,529      753,382
Effect of tax rate
 change.................          --       (28,738)     (71,143)   (39,371)          --
Effect of prior period
 tax adjustments........      214,118      304,089      402,696         --           --
                          -----------  -----------  -----------  ----------  -----------
Provision for Indian in-
 come tax...............      814,561    1,020,270       95,563     469,937      863,686
Effect of tax on foreign
 income.................       80,000      300,000      674,895     507,928    2,668,314
                          -----------  -----------  -----------  ----------  -----------
Total current taxes.....  $   894,561  $ 1,320,270  $   770,458  $  977,865  $ 3,532,000
                          ===========  ===========  ===========  ==========  ===========

  The provision for foreign taxes is due to income taxes payable overseas, principally in the United States.

  At present, in India, profits from export activities are deductible from taxable income. Further, most of the Company's operations come from "Hundred percent export oriented units," which are entitled to a tax holiday during any consecutive five years in a block of eight years from the date of commencement of operations.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)

19. Earnings per Equity Share

  The following is a reconciliation of the Equity Shares used in the computation of basic and diluted earnings per Equity Share:

                                                             Nine Months Ended
                                                               December 31,
                          ---------- ---------- ---------- ---------------------
                             1996       1997       1998       1997       1998
                          ---------- ---------- ---------- ---------- ----------
                                                                (Unaudited)
Basic earnings per
 Equity Share--weighted
 average number of
 common shares
 outstanding............  29,034,400 29,036,394 29,787,144 29,416,886 30,540,000
Effect of dilutive com-
 mon equivalent shares--
 stock options outstand-
 ing....................     249,114    667,666    616,760    843,434     84,604
                          ---------- ---------- ---------- ---------- ----------
Diluted earnings per Eq-
 uity Share--weighted
 average number of com-
 mon shares and common
 equivalent shares out-
 standing...............  29,283,514 29,704,060 30,403,904 30,260,320 30,624,604
                          ========== ========== ========== ========== ==========

20. Lines of Credit

  The Company has a line of credit from its bankers for its working capital requirement of $1,380,000, bearing interest at prime lending rates as applicable from time to time. As of March 31, 1998, the prime lending rate was 13.5%. This facility is secured by inventories and accounts receivable. The line of credit contains certain financial covenants and restrictions on indebtedness and is renewable every 12 months. As of March 31, 1998, the Company had no balance outstanding under this facility.

21. Financial Instruments

  Foreign exchange forward contracts. The Company enters into foreign exchange forward contracts to offset the foreign currency risk arising from accounts receivable denominated in currencies other than the Indian rupee, primarily the U.S. dollar.

  The counterparty to the Company's foreign currency forward contracts is generally a bank. The Company considers that risks or economic consequences of non-performance by the counterparty are not material.

  There were no significant foreign exchange gains and losses for fiscal years 1996, 1997 and 1998 and for the nine months ended December 31, 1997 and 1998. The table below summarizes by currency the contractual amounts of the Company's open foreign exchange forward contracts as of March 31, 1997 and 1998. There were no open foreign exchange forward contracts as of December 31, 1998. The "sell" amounts represent the Indian rupee equivalent of contracts to sell foreign currencies.

     Fiscal Year Ended     Type of Contract       Currency       Contract Amount
     -----------------     ----------------     ------------     ---------------
           1997                  Sell           U.S. dollars       $2,400,000
           1998                  Sell           U.S. dollars       $3,800,000

  All the above contracts mature within a period of one year. The fair value of the foreign currency contracts as of March 31, 1997 and 1998 was $2,434,000 and $3,716,000 respectively.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


22. Segment Reporting

  Revenues from export sales by geographic area are as follows:

                                                                Nine Months Ended
                                                                  December 31,
                         ----------- ----------- ----------- -----------------------
                            1996        1997        1998        1997        1998
                         ----------- ----------- ----------- ----------- -----------
                                                                   (Unaudited)
Export sales
 North America.......... $20,223,422 $31,057,917 $56,211,753 $39,188,673 $70,992,304
 Europe.................   2,879,434   3,256,502   6,179,621   4,347,166   8,282,475
 India..................   2,459,499   3,921,741   1,799,368   1,363,878   1,108,598
 Rest of the world......   1,044,654   1,349,759   4,139,219   3,512,681   5,717,881
                         ----------- ----------- ----------- ----------- -----------
                         $26,607,009 $39,585,919 $68,329,961 $48,412,398 $86,101,258
                         =========== =========== =========== =========== ===========

  Significant customers. One customer accounted for 15.1% and 10.5% of revenues in 1996 and 1998, respectively, while another customer accounted for 21.4% of revenues in 1996. As of March 31, 1998, the accounts receivable from the former customer was $1,033,061. One customer accounted for approximately 12% of revenue in the nine months ended December 31, 1997. As of December 31, 1997, the accounts receivable from that customer was $1,622,449.

23. Year 2000

  Certain organizations anticipate that they will experience operational difficulties at the beginning of the Year 2000 as a result of computer programs being written using two digits rather than four to define the applicable year. The Company's plan for the Year 2000 calls for compliance verification with external vendors supplying the Company software, testing in-house engineering and manufacturing software tools, testing software in the Company's products for the Year 2000 and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues.

  Any Year 2000 compliance problems of the Company or its customers or suppliers could have a material adverse effect on the Company's business, financial condition and results of operations. During the past three years, the Company completed an effort to convert its financial applications to commercial products that, according to their suppliers, are Year 2000 compliant. The Company has received confirmations from its primary suppliers indicating that they are either Year 2000 compliant or have plans in place to ensure readiness. As part of the Company's assessment, it is evaluating the level of validation it will require of third parties to ensure their Year 2000 readiness.

  To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company plans to complete its Year 2000 research and testing by early 1999. All costs associated with carrying out the Company's plan for the Year 2000 problem are being expensed as incurred. The costs associated with preparation for the Year 2000 are not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Nevertheless, there is uncertainty concerning the potential costs and effects associated with any Year 2000 compliance.

                         INFOSYS TECHNOLOGIES LIMITED

(Information as of December 31, 1998, and for the nine months ended December 31, 1997 and 1998 is unaudited)


24. Commitments and Contingencies

  The Company has various letters of credit outstanding to different vendors totaling $948,583, $100,324 and $15,587 as of March 31, 1997, and December 31,
1997 and 1998 respectively. The letters of credit are generally established for the import of hardware, software and other capital items.

  The Company has outstanding performance guarantees for various statutory purposes totaling $194,212, $556,393, $438,429, $457,978 and $552,040 as of
March 31, 1996, 1997 and 1998 and December 31, 1997 and 1998 respectively. These guarantees are generally provided to governmental agencies.

25. Litigation

  The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

26. Recent Accounting Pronouncements

  The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact of SFAS No. 133 on its consolidated financial statements.

  The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that certain costs related to the development of internal-use software be capitalized or amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company estimates that all software acquired for internal use has a relatively short useful life, usually less than one year. The Company therefore currently charges to income the cost of acquiring such software entirely at the time of acquisition. The Company does not believe that adopting the provisions of SOP 98-1 will have a significant impact on its consolidated financial statements.

                               [INFOSYS LOGO]

    ILLUSTRATIONS OF THE COMPANY'S FACILITIES AND PERSONNEL APPEAR HERE.

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--------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Of-fering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securi-ties other than the American Depositary Shares to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                             --------------------
                               TABLE OF CONTENTS
                             --------------------

                                                                          Page
                                                                          ----
Currency of Presentation and Certain Defined Terms.......................   3
Enforcement of Civil Liabilities.........................................   3
Reports to Security Holders..............................................   4
Summary..................................................................   5
Risk Factors.............................................................  10
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Price Range of Equity Shares.............................................  21
Exchange Rates...........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27
Business.................................................................  40
Management...............................................................  54
Principal Shareholders...................................................  61
Certain Transactions.....................................................  62
Description of Equity Shares.............................................  63
Description of American Depositary Shares................................  67
Restrictions on Foreign Ownership of Indian Securities...................  76
Government of India Approvals............................................  79
Taxation.................................................................  81
Equity Shares Eligible For Future Sale...................................  85
Underwriting.............................................................  86
Legal Matters............................................................  88
India Financial Advisor..................................................  88
Experts..................................................................  88
Change of Accountants....................................................  88
Additional Information...................................................  89
Index to Consolidated Financial Statements............................... F-1

 Until April 4, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the American Depositary Shares offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Pro-spectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

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                                   1,800,000
                           American Depositary Shares


                                 [INFOSYS LOGO]

                              Representing 900,000
                                 Equity Shares

                                ---------------
                                   PROSPECTUS
                                ---------------

                     NationsBanc Montgomery Securities LLC

                         BancBoston Robertson Stephens

                                 BT Alex. Brown

                           Thomas Weisel Partners LLC

                                 March 10, 1999

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